Form 20-F
period 2001-07-31
INTERNATIONAL FINANCIAL GROUP INC /CAYMAN ISLANDS/
filed 2002-01-30
CIK 1137281

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended July 31, 2001.


                     COMMISSION FILE NUMBER: _______________

                       INTERNATIONAL FINANCIAL GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       CAYMAN ISLANDS, BRITISH WEST INDIES
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                               P.O. BOX 10098 APO
     GEORGE TOWN, GRAND CAYMAN, BRITISH WEST INDIES, AND SUITE NO. 4 AND 5, TEMPLE BUILDING, MAIN AND PRINCE WILLIAM STREET, CHARLESTOWN, NEVIS, WEST INDIES

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

     None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

     None

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:

     Ordinary Shares having a par value of $0.001 per share.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of January 25, 2002 was 25,250,000 Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     [X] Yes          [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

     [ ] Item 17      [X] Item 18

                                TABLE OF CONTENTS


PART I........................................................................1

   INTRODUCTION...............................................................1
         Accounting Periods and Principles....................................1
         Cautionary Statement Regarding Forward-Looking Information...........1
   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............2
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..........................2
   ITEM 3.   KEY INFORMATION..................................................2
         INTERNATIONAL FINANCIAL GROUP'S SELECTED FINANCIAL DATA..............2
         RISK FACTORS.........................................................3
   ITEM 4.   INFORMATION ON THE COMPANY......................................11
      History and Background.................................................11
         The Company.........................................................11
         Business Overview...................................................12
      The Subsidiaries.......................................................13
         IFG Trust Services..................................................13
         IFG Investments Services............................................14
         IFG Corporate Services..............................................15
         IFG Management Services.............................................15
         IFG Systems.........................................................16
      The Proposed Subsidiaries..............................................17
         IFG Bank............................................................17
         IFG Insurance.......................................................17
      Industry Background....................................................18
         Growth of the Internet and Online Commerce..........................19
         Market Opportunity..................................................19
         Marketing Strategy..................................................20
         Revenues............................................................22
      Business Strategy......................................................22
         Main Objectives.....................................................22
   GOVERNMENT REGULATION.....................................................25
         The Company.........................................................25
      Organizational Structure...............................................27
             CORPORATE CHART.................................................27
         Property, Plant and Equipment.......................................28
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................28
         Forward Looking Statements..........................................28
         Introduction........................................................28
         Financial Condition.................................................29
         Results of Operations...............................................29
         Changes in Financial Condition......................................31
         Liquidity and Capital Resources.....................................31
         Trend Information...................................................32
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................33
         Directors and Senior Management.....................................33
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............35
         Related Party Transactions..........................................36


January 25, 2002                  Annual Report                         Page i

                                TABLE OF CONTENTS


   ITEM 8.   FINANCIAL INFORMATION...........................................37
   ITEM 9.   THE OFFER AND LISTING...........................................37
   ITEM 10.  ADDITIONAL INFORMATION..........................................37
      Memorandum and Articles of Association.................................37
      Material Contracts.....................................................40
      Exchange Controls......................................................40
      Taxation...............................................................41
         Cayman Islands......................................................41
         United States of America............................................41
         United State Federal Income Tax Considerations......................42
      Personal Holding Companies.............................................42
      Foreign Personal Holding Companies.....................................43
      Passive Foreign Investment Companies...................................43
      Controlled Foreign Corporation.........................................44
      Documents On Display...................................................44
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......44
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........44

PART II......................................................................44

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................44
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
   AND USE OF PROCEEDS.......................................................45

PART III.....................................................................45

   ITEM 17.  FINANCIAL STATEMENTS............................................45
   ITEM 18.  FINANCIAL STATEMENTS............................................45
   ITEM 19.  EXHIBITS........................................................45
   INDEX TO CONSOLIDATED FINANICAL STATEMENTS................................47
             Independent Accountants' Report.................................48
             Consolidated Balance Sheets.....................................49
             Consolidated Statements of Operations...........................50
             Consolidated Statement of Shareholders' Equity..................51
             Consolidated Statement of Cash Flows............................52
             Notes to the Consolidated Financial Statements..................53
















January 25, 2002                  Annual Report                         Page ii

                          International Financial Group


PART I

Introduction
------------

This annual report on Form 20-F relates to the ordinary shares of International Financial Group Inc. a corporation registered to carry on business in the Cayman Islands.

In this annual report, except as otherwise indicated or as the context otherwise requires, the "Company", "IFG", "we", "us" and "our" refers to International Financial Group Inc. and its subsidiaries.


Accounting Periods and Principles
---------------------------------

We have prepared our audited annual consolidated financial statements as of July 31, 2001 and for the previous two years in U.S. dollars in accordance with United States generally accepted accounting principles (U.S. GAAP).

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.


Cautionary Statement Regarding Forward-Looking Information
----------------------------------------------------------

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of our company or its directors or executive officers with respect to:

     o    the declaration or payment of dividends;
     o    the direction of future operations;
     o    the implementation of principal operating strategies;
     o the implementation of our financing strategy and capital expenditure plans;
     o the factors or trends affecting our financial condition, liquidity or results of operations.

Forward-looking statements also include the information concerning possible or assumed future results of operations of our company set forth under "Item 4--Information on the Company Business Overview" and "Item 8--Financial Information" and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of our company may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

Investors should understand that the following important factors, in addition to those discussed in this annual report, could affect the future results of our company and could cause results to differ materially from those expressed in such forward-looking statements:

     o general economic conditions, such as the rates of economic growth in the principal geographic markets of our company;
     o industry conditions, such as the intensity of competition, pricing pressures, the introduction of new products by our company, the introduction of new products and services by competitors,
     o    changes in technology
     o operating factors, such as the retention of staff and the consequent achievement of efficiencies and the continued success of product and service development.


January 25, 2002                  Annual Report                         Page 1

                         International Financial Group


     o    Political and economic instability
     o    Market globalization and deregulation
     o    The internationalization of business
     o    The lifting of trade barriers
     o    Trends towards steady global economic growth
     o    A global relaxation of foreign exchange controls
     o    High tax regimes
     o    More effective tax recovery
     o    A global relaxation of foreign exchange controls


Item 1. Identity of Directors, Senior Management and Advisers
-------------------------------------------------------------

     Not Applicable.


Item 2. Offer Statistics and Expected Timetable
-----------------------------------------------

     Not Applicable.


Item 3. Key Information
-----------------------

INTERNATIONAL FINANCIAL GROUP'S SELECTED FINANCIAL DATA
-------------------------------------------------------

The following financial information of our company is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of our company and the related notes which are included in this annual report.

We selected historical financial data set forth below as of and for each of the years ended July 31, 2001, 2000 have been derived from our consolidated financial statements, which have been audited by Miller & McCollom, Certified Public Accountants, Lakewood Colorado, USA, independent accountants. We only represent these particular years because the Company was not in operation for the years 1997 to 1999 even though it was incorporated and in good standing for those years. Our financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP.

Our U.S. GAAP audited annual consolidated financial statements as of July 31, 2001 and 2000 are included in this annual report.

                                                2001                 2000
                                                ----                 ----
Income                                    $     48,365                   -
Cost of Sales                                    7,633                   -
Gross Profit                                    40,732                   -
Net Loss From Operations                     1,278,661             251,570
Net Loss                                     1,286,968             251,570
Net (loss) per common share                       (.06)               (.09)
Total Assets                                   825,192           1,480,463
Total Shareholders Equity                      623,962           1,408,430
Common Stock                                    20,250              20,000
Contributed Surplus                          2,142,250           2,140,000
Subscription Receivable                              -            (500,000)
No. of Shares                               20,250,000          20,000,000
Dividend Declared per Share                          -                   -
Net Income (Loss) per Share                       (.06)               (.09)


January 25, 2002                  Annual Report                         Page 2

                         International Financial Group


RISK FACTORS
------------

Investors, holders and prospective purchasers of our shares or units of our company should, in addition to paying due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also carefully consider all of the information set forth in this annual report. In general, investing in the securities of issuers in development stage of its business involves a higher degree of risk than investing in established companies with historical earnings and financial data to compare and analyze.

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on our company, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on the business, financial condition, liquidity, results of operations or prospects of our company, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

BECAUSE WE ARE A DEVELOPMENT STAGE COMPANY, WE CANNOT GUARANTEE OUR
-------------------------------------------------------------------
PROFITABILITY.
--------------

IFG has a limited operating history. From the date of our incorporation on July 14th, 1997, until February 1st, 2001, we were a development-stage company that had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our products and services to be provided to clients desiring offshore financial products and services. Effective February 1, 2001, IFG Trust Services, Inc. and IFG Investments Services, Inc. commenced business and have derived revenue from the businesses; however, we remain a development-stage company. Our prospects are subject to the risks and expenses encountered by development stage companies, companies entering the traditional financial products and services market, and companies planning to move into the Internet financial products and services market. Our limited operating history and the uncertain nature of the markets addressed by us make it difficult or impossible to predict future results of our operations. We cannot assure our investors that we will establish a clientele that will make us profitable, which might result in the loss of some or all of your investment in IFG.

BECAUSE IFG AND ITS OFFICERS AND DIRECTORS ARE LOCATED IN NON-U.S.
------------------------------------------------------------------
JURISDICTIONS, INVESTORS MAY HAVE NO EFFECTIVE RECOURSE AGAINST IFG OR ITS
--------------------------------------------------------------------------
MANAGEMENT FOR MISCONDUCT AND YOU MAY NOT BE ABLE TO ENFORCE JUDGMENTS AND CIVIL
--------------------------------------------------------------------------------
LIABILITIES AGAINST IFG AND ITS OFFICERS, DIRECTORS, EXPERTS AND AGENTS.
------------------------------------------------------------------------

International Financial Group Inc. has been incorporated under the laws of the Cayman Islands, and our executive offices are located in the Federation of St. Kitts and Nevis. Many of our directors, controlling persons and officers, and representatives of the experts named in this prospectus, are residents of the Federation of St. Kitts and Nevis, Cayman Islands, Canada, , Bermuda and Barbados, and a substantial portion of their assets and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and representatives of experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Cayman Islands against us or against any of our directors, controlling persons, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts and of liabilities based solely upon the federal securities laws of the United States.

BECAUSE THE REGULATORY AND TECHNOLOGICAL ENVIRONMENT AFFECTING INTERNET OFFSHORE
--------------------------------------------------------------------------------
FINANCIAL SERVICES IS RAPIDLY CHANGING, IF WE CANNOT COMPLY WITH CHANGING
-------------------------------------------------------------------------
INDUSTRY REGULATIONS, OR ADOPT ADVANCES IN TECHNOLOGY, WE MAY BE UNABLE TO
--------------------------------------------------------------------------
COMPETE EFFECTIVELY.
--------------------

The offshore financial services industry is characterized by rapid technological change, changes in customer requirements, new service and product introductions and enhancements, evolving industry standards and regulation from state, federal and foreign governments. At present the G7 countries, the United Nations and the Organization for Economic Cooperation and Development are lobbying for new


January 25, 2002                  Annual Report                         Page 3

                         International Financial Group


legislation and regulations that would require the disclosure of information regarding participants in the offshore finance industry, with an eye toward preventing tax evasion and money laundering. In this regard, the Cayman Islands, has recently introduced legislation to criminalize failure to disclose to the Cayman authorities knowledge or suspicion of money laundering..

If the Cayman Islands or the Federation of St. Kitts and Nevis discontinued their policy of providing privacy in financial dealings, and our customers lost confidence in our ability to protect their confidential financial information, we might lose much of our business, and investors might lose some or all of their investment in IFG.

Changing government regulations go hand-in-hand with changing technology, including encryption technology that is routinely used on the Internet to protect confidential financial information and transactions. Because encryption and related technology is constantly advancing, we will be required to spend considerable assets keeping current with evolving industry standards. If we are unable to do so, we will probably lose our customers to competitors who keep current with technological advances, which might result in the loss of some or all of your investment in IFG.

IF WE ARE NOT ABLE TO OBTAIN FUTURE FINANCING WHEN REQUIRED, WE MIGHT BE FORCED
-------------------------------------------------------------------------------
TO DISCONTINUE OUR BUSINESS.
----------------------------

We will need to raise additional funds in order to complete our proposed infrastructure, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. There can be no assurance that additional financing will be available when needed on terms favorable to us. There is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business, which might result in the loss of some or all of your investment in IFG.

BECAUSE A SUBSTANTIAL PORTION OF OUR REVENUES IS EXPECTED TO BE DERIVED FROM OUR
--------------------------------------------------------------------------------
SECURITIES BUSINESS, WE ARE PARTICULARLY VULNERABLE TO CHANGES IN MARKET
------------------------------------------------------------------------
CONDITIONS BEYOND OUR CONTROL.
------------------------------

A substantial portion of our revenues is expected to be derived from execution of securities brokerage transactions through our securities subsidiary. The securities brokerage business is subject to fluctuations and is directly affected by global economic conditions, broad trends in business and finance and fluctuations in volume and price levels of securities transactions, all of which are beyond our control. Reduced trading volume generally results in reduced transaction revenues and decreased profitability. Severe market fluctuations in the future could have a material adverse affect on our business, financial condition and operating results. The securities business is also subject to various other risks, including customer default and employee misconduct, errors and omissions. We may be responsible for any such losses that may occur as a result of these risks. The securities industry has undergone many fundamental changes during the last two decades, including regulation and deregulation in many countries, as well as consolidation. There can be no assurance that future changes will not have a material adverse affect on our business, financial condition and operating results. In addition, commissions charged to customers for brokerage services have steadily decreased, and we expect such decreases to continue. There can be no assurance that such decreases will not have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of a return of capital invested in IFG.

BECAUSE A SUBSTANTIAL PORTION OF OUR REVENUES IS TO BE DERIVED FROM OUR PROPOSED
--------------------------------------------------------------------------------
BANKING BUSINESS, WE MAY NOT BE PROFITABLE DUE TO CHANGES IN INTEREST RATES AND
-------------------------------------------------------------------------------
OTHER GLOBAL ECONOMIC FACTORS BEYOND OUR CONTROL.
-------------------------------------------------

The banking business is directly affected by global economic conditions, broad trends in business and finance and government regulation, all of which are beyond our control. Government regulation in the future and initiatives by the G7 nations, the Organization for Economic Cooperation and Development and the United Nations regarding offshore banking could materially affect our proposed banking operations. The banking business is also subject to various other risks, including customer default on loans, monetary control by the offshore banking jurisdictions central banks, employee misconduct, errors and omissions. We may


January 25, 2002                  Annual Report                         Page 4

                         International Financial Group


be responsible for any such losses that may occur as a result of these risks. There can be no assurance that we will be able to establish and maintain correspondent relationships with other banks, and this may have an adverse affect on our ability to conduct our proposed business affairs. There can be no assurance that these risks, if materialized, will not have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of a return of capital invested in IFG.

THE POTENTIAL EFFECTS OF CHANGES IN INTEREST RATES WILL AFFECT THE ABILITY OF
-----------------------------------------------------------------------------
OUR PROPOSED BANKING BUSINESS TO EARN SUBSTANTIAL PROFIT.
---------------------------------------------------------

The operations of IFG and in particular its proposed banking subsidiary may be substantially dependent on its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities. Like most depository institutions, our earnings may be affected by changes in interest rates and other economic factors beyond our control. If an institution's interest-earning assets have longer effective maturities than its interest-bearing liabilities, the yield on the institution's interest-earning assets generally will adjust more slowly than the cost of its interest-bearing liabilities and, as a result, the institution's net interest income generally would be adversely affected by material and prolonged increases in interest rates and positively affected by comparable declines in interest rates. In recent years, the assets of many financial institutions have been negatively "gapped" - which means that the dollar amount of interest-bearing liabilities which re-price within specific time periods, either through maturity or rate adjustment, exceeds the dollar amount of interest-earning assets which re-price within such time periods. As a result, the net interest income of these institutions, including our Company, would be expected to be negatively impacted by an increase in interest rates.

In addition to affecting interest income and expense, changes in interest rates also can affect the value of our interest-earning assets, which may be comprised of fixed and adjustable-rate instruments, and the ability to realize gains from the sale of such assets. Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates.

OUR PROPOSED INSURANCE BUSINESS MAY NOT BE PROFITABLE DUE TO FACTORS BEYOND OUR
-------------------------------------------------------------------------------
CONTROL, WHICH MIGHT CAUSE INVESTORS TO LOSE THEIR INVESTMENTS.
---------------------------------------------------------------

The insurance business is directly affected by global economic conditions, broad trends in business and finance and government regulation, all of which are beyond our control. In addition, we may not be able to control the risk that our portfolio of life insurance policies will not satisfy the life expectancy tables established for individuals we have issued policies to. We will also be subject to the risk that our investments from monies received pursuant to insurance premiums and insurance products will not be profitable and, therefore, not capable of re-paying insurance benefits or returns on our insurance policies and products. There can be no assurance that these risks, if materialized, will not have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of a return of capital invested in IFG.

BECAUSE OUR BUSINESS DEPENDS ON NEW AND EVOLVING MARKETS AND PRODUCTS, AN
-------------------------------------------------------------------------
INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE.
------------------------------------------------

It is anticipated that, in the years that follow completion of our full-service website, a large portion of our future business may be conducted over the Internet. The market for electronic financial products and services offered over the Internet is at an early stage of development and is continually evolving. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. Our current and proposed products and services to be offered through the Internet involve an alternative approach and, as a result, some limited marketing and sales efforts may be necessary to educate prospective users regarding the uses and benefits of our products and services. Consumers, who already obtain their financial services from more traditional providers such as banks, brokerage firms, lawyers, trust companies, insurance brokers etc., may be reluctant or slow to change to utilizing our current and proposed products and services over the Internet.

The future of our success will depend, in part, on our ability to attract offshore financial services clients, to develop and use leading technologies, respond to technological advances, enhance our existing products and services


January 25, 2002                  Annual Report                         Page 5

                         International Financial Group


and develop new products and services on a timely and cost-effective basis. There can be no assurance that the market for our offshore financial services will develop or, if it does develop, will continue to grow, or that we will be successful in effectively developing or using new technologies, responding to technological advances or developing, introducing or marketing new products and services to establish, maintain or enhance our client base.

Acceptance of our products and services will depend upon the broader adoption of the Internet by consumers as a medium for commerce and communication. Use of the Internet depends on the continued development of the necessary infrastructure and complementary services and products, such as high-speed modems and high-speed communication lines. As the number of users and amount of traffic on the Internet continues to increase, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental restrictions could impede further use of the Internet. Moreover, consumer concerns about the Internet (including security, reliability, cost, ease of use, accessibility and quality of service) remain unresolved and may negatively affect the growth of Internet use. As a result, there can be no assurance that the number of future transactions generated through us will be enough to maintain IFG.

BECAUSE WE FACE INTENSE COMPETITION, AN INVESTMENT IN OUR COMPANY IS HIGHLY
---------------------------------------------------------------------------
SPECULATIVE.
------------

We will compete with other financial service providers in the offshore industry. Those competitors currently include brokerage firms, trust companies, corporate and management service providers and in the future are intended to include banks, insurance companies, and other business entities that provide offshore financial products and services. We expect such competition to continue and intensify in the future. Further, other financial service providers may be established in offshore jurisdictions with the same business strategy as us and may attempt to compete directly with us for the same customers. We expect many of our competitors to have significantly greater financial, technical, marketing and other resources than us. Our current competitors include, but are not limited to, Merrill Lynch, First Nevisian, SEGOES, Freedom Trade, Trident Trust, Royal Bank of Scotland, Fiduciary Trust, HWR Services, Caribbean Management, the Sovereign Group, and OCRA.

Competitors of IFG's proposed business operations include, but are not limited to, Barclays, UBS, Cayman National Bank, www.fsharpbank.com,
www.bayshorebank.com, Prudential Insurance, London Life, and Lloyds of London.
--------------------

These potential competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements than IFG and may be able to undertake more extensive promotional activities, offer more attractive terms to customers and adopt more aggressive pricing policies than IFG. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their services and products. We cannot guarantee that new competitors or alliances among competitors will not emerge, and these competitors may acquire a significant market share of the offshore financial industry.

There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor return of capital invested in IFG.

BECAUSE WE DEPEND ON OUR COMPUTER SYSTEMS FOR ALL OF OUR OPERATIONS, ANY SYSTEM
-------------------------------------------------------------------------------
FAILURE WOULD DAMAGE OUR BUSINESS AND PROLONGED FAILURE COULD FORCE US OUT OF
-----------------------------------------------------------------------------
BUSINESS.
---------

Our success is dependent on the integrity and reliability of our computer systems (hardware and software) and electronic systems supporting our operations, websites and Internet applications. Extraordinary volumes of activity could cause our computer systems and Internet applications to operate at an unacceptably low speed or even fail. Any significant degradation or failure of the computer systems or any other systems (including third party providers integrated with our computer and Internet system) could cause users of our system to suffer delays in carrying out their business activities. Such delays could cause substantial losses for users of our system and could subject us to claims from users for losses, including litigation claiming fraud or negligence. There can be no assurance that our computer systems and Internet applications will not fail for a variety of reasons, including, but not limited


January 25, 2002                  Annual Report                         Page 6

                         International Financial Group


to, an act of God, natural disaster, fire, power or telecommunications failure, war, political instability or failure by a third-party software or hardware provider. Any computer systems failure that causes interruptions in our operations and delivery of service could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

IF OUR SECURITY SYSTEMS ARE BREACHED, OR OUR SYSTEMS ARE SABOTAGED, WE WOULD
----------------------------------------------------------------------------
LOSE BUSINESS AND INVESTORS COULD LOSE THEIR INVESTMENT.
--------------------------------------------------------

We rely on encryption and other online security technology, necessary to effect secure transmission of confidential information over the Internet by users of our computer systems and Internet systems. There can be no assurance that advances in computer capabilities; new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of our security technologies. Any such compromise of the security available through our system could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG. We cannot assess the risk that our own Internet-based applications will not be sabotaged by computer hackers.

BECAUSE WE DEPEND ON A SMALL GROUP OF QUALIFIED PEOPLE, IF WE CANNOT HIRE AND
-----------------------------------------------------------------------------
RETAIN QUALIFIED PERSONNEL, WE MIGHT BE FORCED TO DISCONTINUE OUR OPERATIONS.
-----------------------------------------------------------------------------

Our business is dependent upon a small number of directors, executive officers and key personnel. We do not maintain any life insurance policies on any of our directors, executives, or key personnel for the benefit of IFG. The loss of the services of any of the aforementioned directors, executive officers or key personnel, or the inability to identify, hire, train and retain other qualified directors, executive officers or personnel in the future could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

BECAUSE ANOTHER COMPANY CONTROLS A MAJORITY OF OUR COMMON STOCK, INVESTORS WILL
-------------------------------------------------------------------------------
HAVE LITTLE OR NO CONTROL OVER IFG OR ITS MANAGEMENT.
-----------------------------------------------------

Upon completion of the Offering, we will remain controlled by IFG World Holdings Inc., the major controlling shareholder to IFG. As a result, IFG World Holdings Inc. will have the ability to control matters affecting IFG, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of IFG's shares. Because Mr. Kevin Mellor currently owns over 99% of IFG's shares and will continue to own 79% of IFG shares if our F-1 offering is successful, investors will not be able to replace our management if they disagree with the way IFG's business is being run. Because control by "insiders" could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in IFG.

IF WE CANNOT ESTABLISH INTERNATIONAL ALLIANCES AND BUSINESS RELATIONSHIPS, WE
-----------------------------------------------------------------------------
MAY NOT BE ABLE TO OPERATE OUR VARIOUS BUSINESSES EFFECTIVELY, AND INVESTORS
----------------------------------------------------------------------------
COULD LOSE THEIR INVESTMENT IN IFG.
-----------------------------------

We intend to accomplish our goals by establishing strategic alliances with other corporations, partnerships, and individuals, including banks, securities dealers, insurance companies, trust and corporate service providers, online service providers, and domestic and offshore professionals around the world. Such strategic alliances entail numerous risks, including difficulties in assessing the integrity, professional ability and/or efficiency and reliability of the corporations, partnerships, professionals and individuals around the world. There can be no assurance that any such relationships will be maintained, that if such relationships are maintained, that they will be successful or profitable or that we will be successful in developing any new strategic alliances.

BECAUSE WE RELY ON THE HONESTY OF OUR CLIENTS, WE MAY BREACH MONEY-LAUNDERING
-----------------------------------------------------------------------------
LAWS IF OUR CLIENTS LIE TO US, WHICH MIGHT PUT US OUT OF BUSINESS.
------------------------------------------------------------------

Although most offshore regulatory regimes contemporarily require the production of extensive due diligence representation (in order to comply with the "know your client" rule) from new parties involved in offshore financial structures (e.g., directors, beneficiaries and beneficial owners, settlors, bank account


January 25, 2002                  Annual Report                         Page 7

                         International Financial Group


signatories, etc.), we cannot guarantee that required information and due diligence provided by each new client will not be mistaken, misrepresented, the product of forgery and/or fraud or otherwise inaccurate for reasons beyond our control or the client.

Such inaccuracies may put us in breach of local laws and regulations which could result in censure, fine, incarceration, revocation of work permits, the issuance of cease-and-desist orders or the suspension or expulsion of our officers or employees from certain countries. Such errors, omissions or inaccuracies may also damage our international reputation as an offshore financial provider. Either scenario could have a material adverse affect on our ability to carry on business, which would, in turn, have a material adverse affect on our financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

BECAUSE WE RELY ON THIRD PARTY SERVICE PROVIDERS, THEIR ERRORS OR OMISSIONS
---------------------------------------------------------------------------
COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS AND CAUSE A LOSS OF YOUR
-----------------------------------------------------------------------------
INVESTMENT.
-----------

We intend to rely on third party providers in all aspects of our business. Errors and omissions in the various services performed by these third party providers, although not the fault of ours, may expose us to criminal or civil liability, and/or directly affect the quality and efficiency of goods and services delivered by IFG. Such errors or admissions may have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

BECAUSE OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS
------------------------------------------------------------------------------
OFFERING, YOU COULD LOSE YOUR INVESTMENT IF THE PROCEEDS ARE NOT SPENT
----------------------------------------------------------------------
PRUDENTLY.
----------

The net proceeds of this Offering are to be utilized for:

     o    payment of costs associated with this offering;

     o    paying salaries and benefits to employees;

     o    expanding corporate offices in Nevis; and

     o research, evaluation, testing, development, operation and maintenance of software, for the various subsidiaries of IFG, and the establishment, operation, enhancement and maintenance of various websites required by IFG to provide its services or other contingent expenditures deemed necessary by IFG.

However, the Board of Directors and the management of IFG may not spend funds pursuant to the uses indicated above due to events both within and beyond management's control such as mismanagement of funds, inaccuracies of estimates, and government changes in net capital requirements, etc. However, inaccuracies in estimations for funds required in each area, mismanagement of funds in any area and/or events beyond our control may result in the allocation of funds in a manner not represented in this Memorandum. Unallocated net proceeds will be spent at the discretion of our Board of Directors and management. If management does not use the proceeds from this offering effectively, we may go out of business, and investors would lose their entire investment in IFG.

IF GOVERNMENT REGULATIONS CHANGE TO IMPEDE OR ELIMINATE OUR ABILITY TO FUNCTION
-------------------------------------------------------------------------------
AS AN OFFSHORE FINANCIAL SERVICE PROVIDER, WE COULD BE FORCED TO CEASE OUR
--------------------------------------------------------------------------
OPERATIONS.
-----------

In conducting various aspects of our business, we are subject to various laws and regulations within the jurisdictions, which it operates in relating to international commercial transactions. Given the expansion of the electronic commerce market, it is possible that any of the foregoing agencies could revise existing regulations or adopt new regulations governing or affecting our plan and ability to conduct our business through traditional channels and through the Internet. If enacted, such laws, rules and regulations could have a material adverse effect on our business, operating results and financial condition.


January 25, 2002                  Annual Report                         Page 8

                         International Financial Group


We intend to be engaged in marketing financial products and services in up to 40 jurisdictions. As a result, it will be required to uphold all local laws, including those laws related to the business of selling financial products and services and all local money laundering laws. There can be no guarantee that we, or our subsidiaries will obtain and retain licenses to conduct our business in the various jurisdictions in which we are proposing to operate. Failure to comply with any of these laws, rules or regulations could result in censure, fine, incarceration, revocation of work permits, the issuance of cease-and-desist orders or the suspension or expulsion of our officers or employees from certain countries, any of which could have a material adverse affect on the ability for us to carry on business, which would, in turn, have a material adverse affect on the our financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

It is our intent to expand our business to a number of offshore financial centers. In order to expand our services globally, we must comply with regulatory controls of each specific country in which it conducts business, which may include finding qualified professionals and business people capable of providing correspondent services. The varying compliance requirements of these different regulatory jurisdictions may also limit our ability to expand internationally.

We intend to conduct a significant portion of our business through the Internet and other electronic media and intend to expand our use of such media. To date, the use of the Internet to conduct financial transactions has been relatively free from regulatory restraints. However, a number of governments, including the United States, are beginning to address the regulatory issues that may arise in connection with use of the Internet. Accordingly, there can be no assurance that these authorities will not adopt new regulations (or interpret their existing regulations) in a manner that constrains our ability to transact business through the Internet or other electronic media. Any additional regulation of our use of electronic media could render our business or operations more costly, less efficient or even impossible, any of which could have a material adverse affect on the our business, financial condition and operating results.

In addition to the above risks, our cannot assess the effect that the Organization for Economic Cooperation and Development, the United Nations and the G7 countries initiatives will have upon the offshore financial industry and, in particular, the jurisdictions that we will carry on business in and our proposed clients.

BECAUSE WE ARE SUBJECT TO NET CAPITAL AND INSURANCE REQUIREMENTS, WE WILL HAVE
------------------------------------------------------------------------------
TO MAINTAIN SIGNIFICANT CASH RESERVES, WHICH MAY LEAVE US WITH LESS WORKING
---------------------------------------------------------------------------
CAPITAL AND MIGHT RESULT IN LIQUIDATION OF IFG.
-----------------------------------------------

IFG and or its subsidiaries will be subject to certain net capital and insurance requirements to carry on their current brokerage, trust, corporate and management and proposed banking and insurance activities. Failure to satisfy or maintain the required net capital and insurance may prevent us from obtaining the required licenses to carry on business in each offshore jurisdiction we carry on business in and may subject the us or our subsidiaries to fines, suspension or revocation of license's and registration's granted by certain governmental bodies, which could require liquidation of IFG and/or its subsidiaries. In addition, a change in the net capitalization or insurance laws that we or our subsidiaries are subject to, the imposition of new rules or any unusually large charge against net capital or insurance requirement could limit our operations and/or those of our subsidiaries that require the intensive use of capital, such as the financing of infrastructure completion, expansion and maintaining and improving technology which would require funding from our operating income, thereby reducing our funds available for dividends, which in turn, could limit our ability to pay dividends. A significant operating loss or any unusually large charge against net capital could adversely affect the our ability to expand or even develop the level of business currently planned, which could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

BECAUSE WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR ORDINARY SHARES, INVESTORS
-------------------------------------------------------------------------------
SEEKING DIVIDEND INCOME OR LIQUIDITY SHOULD NOT PURCHASE UNITS IN THIS OFFERING.
--------------------------------------------------------------------------------

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity


January 25, 2002                  Annual Report                         Page 9

                         International Financial Group


should, therefore, not purchase the Units. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of IFG's shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors. The subsequent sale of the shares purchased pursuant to this offering will be subject to market conditions for the sale of the shares and any sanctions imposed by regulatory authorities upon the shares such as an order to halt trading, cease trade orders and registration requirements. The warrants exercised pursuant to this offering will be subject to the registration requirements of the SEC and other regulatory bodies that regulate securities trading before they will be allowed to be resold.

BECAUSE WE DO NOT HAVE ANY TRADEMARK PROTECTION, OUR COMPETITION COULD
----------------------------------------------------------------------
APPROPRIATE OUR PRODUCTS AND SERVICES, RESULTING IN DECREASED REVENUES AND
--------------------------------------------------------------------------
INCREASING THE POSSIBILITY THAT YOU WOULD LOSE YOUR INVESTMENT.
---------------------------------------------------------------

We have not been issued any registered trademarks for our legal or Internet trade name. We intend to file trademark and trade name applications with the United States Office of Patents and Trademarks for our proposed trade names and trademarks in the future. No assurance can be given that we will be successful in obtaining any trademarks, or that the trademarks, if obtained, will afford us any protection or competitive advantages.

We may not own the property or intellectual property rights to the software that we may use to conduct our business. Copyright, trade secret and trademark laws will primarily be relied upon by the intended software providers to protect the technology employed by IFG. We currently have no patents. In addition, effective trademark protection may not be available for trademarks we may utilize or develop. Notwithstanding the intended precautions to be taken by us, a third party may copy or otherwise obtain and use software or other proprietary information without authorization or may develop similar software independently. Policing unauthorized use of technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford little or no effective protection of intellectual property. The steps we will take may not prevent misappropriation of our technology or the agreements entered into for that purpose might not be enforceable. In addition, litigation may be necessary in the future to enforce intellectual property rights, to protect trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity respecting our products or services. Such litigation could result in substantial costs and diversions of resources, either of which could have a material adverse affect on our business, financial condition and operating results. Our financial resources may not be sufficient to successfully prevail in litigation even when the merits are clearly on the side of IFG.

BECAUSE WE DO NOT HAVE SUFFICIENT INSURANCE TO COVER OUR BUSINESS LOSSES, WE
----------------------------------------------------------------------------
MIGHT HAVE UNINSURED LOSSES, INCREASING THE POSSIBILITY THAT YOU WOULD LOSE YOUR
--------------------------------------------------------------------------------
INVESTMENT.
-----------

There is no assurance that we will not incur uninsured liabilities and losses as a result of the conduct of our business. We intend to maintain comprehensive liability and property insurance at customary levels but it is not assured that we will receive insurance coverage to satisfy potential claims or that we will receive insurance coverage at all. We will also evaluate the availability and cost of business interruption insurance but cannot guarantee that we will receive coverage to satisfy our potential business loss or that we will receive business interruption insurance coverage at all. Should uninsured losses occur, the shareholders could lose their invested capital.

IF WE DO NOT SELL ENOUGH UNITS IN OUR F-1 OFFERING, WE MAY NOT HAVE SUFFICIENT
------------------------------------------------------------------------------
CAPITAL TO CONDUCT OUR BUSINESS, AND YOU MIGHT LOSE YOUR ENTIRE INVESTMENT IN
-----------------------------------------------------------------------------
IFG.
----

There is no assurance that all or a significant number of Units will be sold in our F-1 Offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this Offering to enable us to conduct our business. If only a small portion of the Units are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in the Units would likely lose their entire investment in IFG.


January 25, 2002                  Annual Report                         Page 10

                         International Financial Group


BECAUSE WE DETERMINED THE OFFERING PRICE OF THE UNITS ARBITRARILY, THE VALUE OF
-------------------------------------------------------------------------------
YOUR INVESTMENT IN IFG IS HIGHLY SPECULATIVE.
---------------------------------------------

The offering price of the Units and exercise price of warrants were arbitrarily determined by Management and do not bear any relationship to the assets, results of operations or book value of IFG, or to any other historically-based criteria of value. Therefore, the value of an investor's investment in IFG is highly speculative. Because there is no objective basis for the monetary value of the Units or their constituent securities, investors may be paying more for the Units than the Units are worth, and might not be able to recover all or even a portion of their investment if they were forced to sell the Units or their constituent securities.

BECAUSE WE CAN ISSUE ADDITIONAL ORDINARY SHARES, INVESTORS WILL INCUR IMMEDIATE
-------------------------------------------------------------------------------
DILUTION AND MAY EXPERIENCE FURTHER DILUTION.
---------------------------------------------

We are authorized to issue up to 50,000,000 shares. The Board of Directors has the authority to cause IFG to issue more of its shares, and to determine the rights, preferences and privileges of such shares, without the consent of any of our shareholders. Consequently, the shareholders may experience more dilution in their ownership of IFG in the future. Purchasers of Units and the constituent shares in this Offering will experience immediate and substantial dilution in the net tangible book value per share of their investments in the shares.


Item 4. Information on the Company
---------------------------------

History and Background
----------------------

The Company
-----------

International Financial Group Inc., domiciled in the Cayman Islands, is an exempt company incorporated in the Cayman Islands on July 14, 1997 pursuant to the Companies Law (1998 Revision). Our company's registered address in the Cayman Islands is P.O. Box 10098 APO, Georgetown, Grand Cayman, British West Indies and our executive offices are located at suites no. 4 and 5 Temple Building, Main and Prince William Streets, Charlestown, Nevis, West Indies. Our telephone number in the Cayman Islands is 345-946-4170 and our telephone numbers in Nevis are 869-469-7040, 869-469-7041 and 869-469-7439.

Through our subsidiaries, we provide offshore financial services to the business-to-consumer and business-to-business markets. We utilize traditional delivery channels including in-person consultation, telephone and facsimile, as well as the Internet to deliver our products and services. We commenced full service offshore investment, trust and corporate services activities in February 2001, and during the same month, also launched the websites www.ifg.com,
                                                            -----------
www.apiip.com and www.ifgtrust.com to provide Internet-based discount offshore
-------------     ----------------
investment, trust and incorporation services. It is our objective to provide to our clients an efficient, professional and confidential environment in which to conduct their financial affairs, with a focus on asset protection.

It is our goal to be an offshore bank and insurance company in addition to the services detailed above. These goals will depend upon the ability of the company to raise financing pursuant to its F-1 registration statement.and profits earned by the company and its subsidiaries.

During December 2001 we decided to streamline our operations due to our analysis that indicated it was unnecessary to have subsidiaries in all offshore jurisdictions to properly service our clients. We found that the utilization of third party offshore providers and entering into revenue sharing arrangements with these providers as the need arises was sufficient to satisfy our clients needs and was cost beneficial. We will save approximately $60,000-$70,000 per year by relying on third party offshore providers to satisfy our clients needs when they arise.

In August 2001 IFG Trust Services Inc. entered into a revenue sharing arrangement with Mobius Trust Company of the Federation of St. Kitts and Nevis to service its clients on a revenue sharing basis. We anticipate earning approximately $100,000 to $150,000 per year from this arrangement.


January 25, 2002                  Annual Report                         Page 11

                         International Financial Group


Our principal capital expenditures for each of fiscal 2001and 2000 have been for computer equipment and office furniture, for which we spent approximately $133,570 and $25,428 in each respective year. We sold approximately $25,396 in computer equipment and furniture in 2001 regarding the sublease of our office in the Cayman Islands.


Business Overview
-----------------

Through our subsidiaries, we provide offshore financial services to the business-to-consumer and business-to-business markets. We utilize traditional delivery channels including in-person consultation, telephone and facsimile, as well as the Internet to deliver our products and services. We commenced full service offshore investment, trust and corporate services activities in February 2001, and during the same month, also launched the websites www.ifg.com,
                                                            -----------
www.apiip.com and www.ifgtrust.com to provide Internet-based discount offshore
-------------     ----------------
investment, trust and incorporation services. It is our objective to provide to our clients an efficient, professional and confidential environment in which to conduct their financial affairs, with a focus on asset protection.

Recent global increases in the use, by individuals and corporations, of international financial planning strategies have led management to believe there will continue to be a substantial and growing market for full service offshore financial service providers. We believe that individuals and corporations around the world have demonstrated an increasing desire to use financial strategies that allow them to control their own financial affairs in a convenient, confidential and efficient manner, while protecting their assets, preserving their wealth, and providing flexibility in wealth transfer. Furthermore, in the third quarter of 2000, The Standard (February - March 2001) quotes, Salomon Smith Barney, that 30.5% of all NYSE and NASDAQ trades were performed online. These transactions were facilitated by discount brokerages such as E-Trade, Ameritrade and National Discount Brokers via the Internet. While use of the Internet has continued to grow at an exponential rate, Internet consumers have become increasingly confident in the security, reliability and confidentiality of e-commerce transactions. We have developed our business plan and corporate structure to accommodate these emerging consumer trends and demands.

To accomplish these goals, we are establishing ourselves as a comprehensive provider of full service discount offshore financial products and services with wholly owned subsidiaries or third party arrangements to satisfy the customer's needs. Customer convenience and operating efficiency, along with offering "bundled" financial services, are two key components of our strategy. The products and services we currently provide include full service and discount offshore investment, trust and corporate services. During 2002, we intend to expand our products and services offerings to include full service and discount offshore banking and insurance. By offering these services from multiple jurisdictions, our clients are able to develop a financial plan utilizing multiple layers of confidentiality and secrecy, while also offering the client the ability to utilize the best available jurisdiction for each distinctive part of their offshore financial strategy. As we expand our products and services offered and our third party relationships, we will continue to utilize both full service traditional and discount Internet based delivery channels.

We have not renewed the registration of many of our non-operating subsidiaries around the world as we have found that we can service our client needs in these jurisdictions from our executive offices in Nevis. This action will save us substantial incorporation and renewal fees charged by the various countries to conduct business in their jurisdiction.

We have maintained our trust services subsidiary IFG Trust Services, Inc.'s, head office in St. Kitts and Nevis, West Indies and have maintained our license to conduct trust activities in this jurisdiction. IFG Trust Services, Inc. owns IFG Investments Services, Inc., a Nevis subsidiary that conducts brokerage and investment banking services for our clients.

In February 2001, we made applications for offshore bank licenses to be held by, IFG Bank, Inc., in Belize and St. Vincent and the Grenadines. Due to the effects of September 11, 2001 terrorist attacks on the United States have had on offshore banking, we will leave these applications pending until the fourth quarter of 2002 to determine the fallout the terrorists attacks will have on the banking industry. By the fourth quarter 2002, we intend to establish insurance services subsidiaries, IFG Insurance, Inc., in Bermuda and/or the Cayman Islands. We intend to apply to conduct insurance activities in these countries in the 4th quarter of 2002.


January 25, 2002                  Annual Report                         Page 12

                         International Financial Group


We selected these offshore jurisdictions because we believe they are credible jurisdictions within which to conduct business as they embrace asset protection, wealth enhancement, wealth preservation and freedom of succession. The basis of our belief is that the aforementioned countries have stable political systems, have modern telecommunications systems, government infrastructure such as financial services departments formed to facilitate businesses such as ours and have enacted legislation to support trusts and corporations and secrecy of client disclosure.

On June 13, 2000 we distributed an offering memorandum pursuant to Regulation "S", for the issuance of 4,000,000 units that were comprised of one (1) share of our ordinary stock and one (1) warrant. The price per unit was $0.50 USD. We realized gross offering proceeds of $2,000,000. The warrants allow the holders to purchase one (1) ordinary share at an exercise price of $2.00 USD, to be exercised not later than December 31, 2002, after which date the warrant will become null and void. This offering was distributed to persons that were not residents of the Cayman Islands or the United States of America. On January 31, 2001, IFG World Holdings Inc. purchased all of the 4,000,000 units from the minority shareholders that held the units by issuing a promissory note to each minority shareholder to pay $0.50 USD per unit, together with interest payable on December 31, 2002.

On October 31, 2001 our F-1 registration statement was declared effective by the SEC. The said registration statement registered 20,000,000 shares and 4,000,000 warrants (one warrant for one share with an exercise price of $2.00 per warrant to be exercised by December 31, 2002) for sale by IFG World Holdings Inc and 5,000,000 units to the public at an offering price of $0.10 USD per unit. Each unit consists of one (1) ordinary share, and one (1) share purchase warrant. The share purchase warrant allows the holder of each warrant to purchase one (1) ordinary share at an exercise price of $2.00 USD, to be exercised not later than December 31, 2002, after which date the warrant will expire. We are also registering 5,000,000 ordinary shares underlying the share purchase warrants. To date no proceeds have been realized from the sale of the units. Please refer to the latest F-1 registration statement before purchasing any units.

The following websites have been registered by IFG. The websites marked "active" are functional and the websites that are marked "not active" are not functional at the date of this filing.

International Financial Group, Inc.    www.ifg.com                    Active
                                       -----------
IFG Investment Services, Inc.          www.ifginvestments.com         Active
                                       ----------------------
IFG Trust Services, Inc.               www.ifgtrust.com               Active
                                       ----------------
APIIP                                  www.apiip.com                  Not Active
                                       -------------
IFG Corporate Services Inc.            www.ifgcorporate.com           Not Active
                                       --------------------
IFG Management Services. Inc.          www.ifgmanagement.com          Not Active
                                       ---------------------
IFG Bank                               www.ifgbank.com                Not Active
                                       ---------------
IFG Insurance                          www.ifginsurance.com           Not Active
                                       --------------------
IFG Systems                            www.ifgsystems.com             Not Active
                                       ------------------


The Subsidiaries
----------------

IFG Trust Services
------------------

On July 13, 2000, IFG Trust's application for authorization to conduct trust activities was approved by the Government of Nevis, West Indies. We have established a physical office in Nevis to function as our head office for worldwide trust service activities. Our Trust services include, but are not limited to, the establishment of trusts, the provision of professional trustees, the provision of professional trust protectors, the drafting of trust documents (trust deeds, letters of wishes, etc.) and the filing of all necessary government documentation. It is anticipated that many clients will use a trust in an offshore jurisdiction for the purpose of asset protection. This typically serves to add an additional layer of confidentiality, control and versatility to overall financial strategy.

IFG Trust commenced full-service offshore trust activities in late January 2001. Our full service division provides trust services through traditional means including in-person consultation, telephone, facsimile, mail and courier. We maintain a website at www.ifgtrust.com that serves as the online brochure
                      ----------------
detailing our products and services. Due to this subsidiary commencing operation in late January it has not earned significant revenue.


January 25, 2002                  Annual Report                         Page 13

                         International Financial Group


IFG Trust has commenced the provision of online discount trust services from our websites located at www.ifg.com in March 2001. Through the use of proprietary
                    -----------
technology and a three-step process, clients are able to establish a customized offshore structure in a secure environment 24 hours a day, seven days a week, 365 days a year. One of the major barriers in attracting the middle-income market segment to the offshore financial sector, has been the high cost traditionally associated with the establishment and maintenance of offshore legal structures. By utilizing our technology and business model, IFG Trust has been able to reduce the cost of providing and utilizing sophisticated offshore structures, thereby reducing the barrier to making these services available to a whole new segment of the market Our technology, developed in-house, also allows us to automate the process of establishing corporations and trusts which reduces our corporate labor costs and corporate overhead such as offices, equipment and fixtures.

The Company has changed its focus of establishing trust subsidiaries around the world as it has found it can service its clients need through the use of third party providers therefore allowing the company to save costs on incorporation, annual business fees, registration fees and director and secretary fees. IFG Trust Services Inc accounts for almost all the revenue earned by the company to date.

IFG Trust Services Inc. has also entered into a revenue sharing arrangement with Mobius Trust Company to service its clients on a revenue sharing basis. We anticipate to earn approximately $100,000 to $150,000 per year from this arrangement.


IFG Investments Services
------------------------

IFG Investments Services, Inc., was incorporated in St. Kitts and Nevis in December 2000 and commenced operations in Nevis in February 2001, offering services via traditional offshore service delivery channels including in-person consultation, telephone and facsimile. In May 2001, we completed our online investment services website which will be located at www.ifg.com and
                                                     -----------
www.ifginvestments.com and are presently testing and debugging our online
----------------------
trading system for implementation by the first quarter of 2003. This subsidiary to date has earned revenue from its investment banking operations.

When contacting IFG Investments Services Inc. in the future and upon our online trading system being tested and debugged it is our intention that our clients will be able to place orders, conduct order tracking, request market information, and conduct other investment business in an offshore environment. IFG Investments' office also provides in-person consultations. Clients may contact us via telephone and fax as long as the customer pre-approves this type of order communication and provides an account number and password. All of these service channels are currently available during North American stock market hours.

We believe advancements in telecommunications and information technology have fundamentally altered the way individuals conduct investment business. Just as the microprocessor dramatically changed the way individuals used computers, the emergence of the Internet as a tool for communications and commerce, is bringing about a revolution in the world of financial transactions and information services. The Internet provides individual investors with direct access to information and transaction processing capabilities once available only through full-commission securities brokerage firms. As a result, consumers are increasingly taking direct control over their personal investment transactions, not simply because they are able to, but because they find it more convenient and cost-effective than relying on full-commission or even traditional discount brokers.

To meet this demand in May 2001 IFG Investments, utilizing proprietary technology developed by IFG, completed its online trading platform that was inserted onto its website located at www.ifg.com. The system functioned
                                     -----------
adequately and requires further testing and debugging before it is put into commercial use. The services to be provided on the website will allow clients to place orders, conduct order tracking, request market information, and conduct other investment business in an offshore environment 24 hours a day, seven days a week, 365 days a year in respect of certain American markets. It is our intention to expand into other markets so that our customers can perform trading activities 24 hours a day.

We have developed this Internet platform capable of providing our users with comprehensive selection of financial products and services available. It is our intent to establish correspondent and clearing relationships with major


January 25, 2002                  Annual Report                         Page 14

                         International Financial Group


financial institutions in Europe and Asia, to allow our clients to access the major investment markets within these areas.

We have decided to not carry on the investment business activity through our subsidiary IFG Investment Services Inc. in the Cayman Islands at this time as first thought due to the cost of operating a brokerage in the Cayman Islands. Due to this decision the company has not registered the subsidiary to conduct business this year as all our clients needs can be satisfied from the IFG Investments Services Inc. office in Nevis. Due to this decision the subsidiary will leave its application to become a Qualified Intermediary pending.


IFG Corporate Services
----------------------

Our subsidiary, IFG Trust Services Inc. (Nevis), established IFG Corporate Inc. in the Federation of St. Kitts and Nevis on January 29, 2001. We have established our office in Nevis to function as the worldwide head office for corporate services activities supplied to IFG clients and we share these office facilities with IFG Trust. The corporate services we provide include, but are not limited to, incorporation services, the provision of registered offices, professional directorships, corporate drafting services, and corporate secretarial services. It is anticipated that many of our clients will use a corporation in an offshore jurisdiction for the purpose of asset protection as well as investment management. This typically serves to add an additional layer of confidentiality, control and versatility to overall financial strategy. Offshore corporate services are currently available through traditional service channels including in-person consultation, telephone, facsimile, mail, courier and the Internet.

The main purpose of this subsidiary is to provide ancillary services to IFG Trusts clients as determined and directed by our clients.

IFG Corporate Inc. commenced full-service offshore corporate services activities in February 2001. Our full service division provides corporate services through traditional means including in-person consultation, telephone, facsimile, mail and courier. We intend to maintain a website at www.ifgcorporate.com that will
                                                --------------------
serve as an online brochure detailing our products and services offered. This subsidiary to date has not earned significant revenue, however, we expect to commence earning revenue from it in 2002.


IFG Management Services
-----------------------

Our subsidiary, IFG Trust Services Inc. (Nevis), established IFG Management Inc. in the Federation of St. Kitts and Nevis on January 29, 2001. We have established our office in Nevis to function as the worldwide head office for management services activities supplied to our IFG clients and share these office facilities with IFG Trust and IFG Corporate. The management services we provide include, but are not limited to, office management, secretarial, bookkeeping, mail forwarding, and general administration. We have not renewed our corporate registration for our management subsidiaries in over 20 jurisdictions worldwide as the company has determined that it can satisfy all our client needs from the Nevis head office therefore saving incorporation fees, registration fees, directors and secretary fees . This subsidiary to date has not earned any revenue, however, we expect to commence earning revenue from it in 2002.

IFG Management Inc. commenced full-service offshore management service activities in February 2001. Our full service division provides management services through traditional means including in-person consultation, telephone, facsimile, mail and courier.

Through the International Financial Group subsidiaries and third party relationships, we offer clients unprecedented flexibility and convenience in constructing and managing an offshore financial strategy using full-service and discount Internet-based delivery channels. Each client has very specific structural needs based on their own specific circumstances and goals. Our infrastructure allows clients to utilize a wide variety of products and services, available separately and in bundled formats, and to utilize specific offshore jurisdictions that particularly strive to meet these goals. There is no guarantee we will be effective in penetrating the offshore financial services market in a timely manner, or at all.


January 25, 2002                  Annual Report                         Page 15

                         International Financial Group


IFG Systems
-----------

International Financial Group Inc. has taken over the activities of IFG Systems Inc. as it determined that it was unnecessary to incur the cost of having a separate subsidiary perform this function. International Financial Group Inc. has taken over all responsibility for developing, licensing, owning and operating all of our Internet technologies, computer software and systems. We have developed proprietary software and systems and have licensed software from various providers, which software enables us to provide clients with confidential and secure online financial transaction processing. We store account records and communication archives in secure computer files and systems in The Federation of St. Kitts and Nevis and is in the process of establishing a redundant server in another offshore jurisdiction.

We have all financial services related communications conducted through encryption to provide confidentiality and security. There is no guarantee this technology will not be breached. Confidentiality is typically a principal motivation behind many decisions to initiate an offshore financial plan. Thus, we have developed a technical infrastructure that allows our clients a degree of autonomy when establishing, modifying and controlling their offshore financial plans. Application and maintenance systems have been designed to simplify human interaction, while clients will have the opportunity to contact our representatives directly should they choose to do so. We currently make it possible for clients to establish offshore corporations and trusts, and trade securities; and in the future we intend to enable clients to establish bank accounts, credit cards, and purchase insurance, all directly from any computer terminal in the world connected to the Internet, 24 hours a day. Provided transactions do not violate anti-money laundering legislation, it is anticipated that they can be performed through automation.

It is our intention to utilize Internet-based technology that uses the latest in security measures, including, but not limited to, the following:

     o We hope to employ a password entry system to attempt to prevent unauthorized users from accessing our system. Clients select a "user name" and "password," which must be correctly entered each time they attempt to access systems.

     o A strong encryption. Users of our system are required to utilize a Secure Socket Layer (SSL) capable browser, which allows the user to select and approve their own certifying authority and to use strong encryption.

     o Stand-alone web server located at a secured site and backed up with redundant servers located in other offshore jurisdictions. The web server hosting our system utilizes a closed operating system.

     o We intend to employ a firewall and IP filter to prevent "active attacks".

We have contracts with third-party organizations that offer server-collocation services. We hope to acquire and maintain the additional premises necessary for hosting our servers internally.

We intend to continue to evaluate software from third-party providers and developers that can be customized, developed and integrated into our systems. Where necessary to meet the diverse needs for integrated data of our different operating units, custom database and web page software may be contracted out to third-party software developers retained by the company. The latest hardware and software environments and development tools are intended to continue to be utilized.

To ensure the integrity and privacy of client data and correspondence over the Internet, we utilize the latest technologies for user authentication and data encryption. We incorporated Secure Socket Layer technology into our websites, which includes the use of digital certificates and public key encryption techniques. Our web servers utilize industry standard SSL encryption capabilities of Microsoft Windows 2000 Web Server to protect communications between our client's web browser and our web server. SSL will ensure information passed between our client's computer and our server is private and confidential. To enable SSL protection, we have purchased digital certificates (a small computer text file that contains encryption key information) from Thawte.com. Thawte.com verified and confirmed our company's identity, and then the digital certificates were issued to us for enabling SSL encryption between our client's web browser and our web server. The phrase "public key encryption techniques"


January 25, 2002                  Annual Report                         Page 16

                         International Financial Group


refers to the underlying technology that SSL compliant web servers deploy to protect information. This is an industry standard feature for most Internet websites today. We monitor new developments to ensure that it continues to offer the highest level of data integrity and privacy. Beyond using the best security technologies, we monitor our systems for any possible weaknesses in our security policies and practices, and for any external threats to our security system.


The Proposed Subsidiaries
-------------------------

IFG Bank
--------

Our objective is to offer a broad range of offshore banking and financial service products through traditional service delivery channels and over the Internet. In February 2001, we made applications for offshore bank licenses in Belize and St. Vincent and the Grenadines. The Bank Charters applied for are commonly referred to as "unrestricted offshore banking charters", which would authorize us to conduct a wide range of Banking activities with an unlimited number of customers and companies so long as annual reporting requirements are met, a minimum capital requirement is maintained, and no business is conducted with residents of the jurisdiction granting the license.

Due to the effects of September 11, 2001 terrorist attacks on the United States have had on offshore banking, we will leave these applications pending until the fourth quarter of 2002 to determine the fallout the terrorists attacks will have on the banking industry

We believe customer convenience, operating efficiency and reliable access to an offshore environment will be the key components of the proposed bank's operational strategies. It is anticipated that customers will access banking services by in-person consultation (visiting the bank itself during business hours, or by pre-arranging a consultation in advance), telephone or facsimile. It is also anticipated that banking services will be accessible via the Internet on a 24-hour a day basis at the websites www.ifg.com and www.ifgbank.com. Our
                                         -----------     ---------------
proposed banking services will not incur the cost of supporting an extensive branch system, which management believes will benefit customers through the IFG Bank's ability to offer attractive deposit rates. Management believes IFG Bank's anticipated lower overhead, customer convenience and ability to provide a broad choice of offshore financial services cost-effectively through efficient delivery systems will give IFG Bank a competitive advantage over other offshore banks and offshore financial service providers and onshore banks, both traditional and Internet based. The activities of IFG Bank are intended to include, but will not necessarily be limited to: deposit taking; asset backed loans; portfolio management; and issuance of credit cards, debit cards, bonds, debentures, bank guarantees, letters of credit and numbered accounts.

The launching of these subsidiaries will be contingent upon the success of IFG's offering to fund the necessary research and development to finance the development of the systems to operate a full and online banking service. Upon the research and development being completed, IFG estimates that it will require approximately 400,000 to 500,000 to operate one banking subsidiary. This will include costs to staff the banking subsidiary, hardware to operate the banking system and overhead to operate the banking facility. IFG would finance this expansion through profits it has earned from its operations at the time of the expansion or it would proceed with the raising of funds through traditional means such as a further public offering .

There is no guarantee that we, or our subsidiaries will be approved for any Bank License.


IFG Insurance
-------------

We intend to establish during 2002, IFG Insurance, Inc., subsidiaries in both Bermuda and/or the Cayman Islands with the intent of offering insurance services via traditional offshore service delivery channels including in-person consultation, telephone and facsimile. In 2003, we also intend to commence online insurance services activities from our websites located at www.ifg.com
                                                                  -----------
and www.ifginsurance.com. Specifically, life insurance and life insurance
    --------------------
products including annuities will be offered to our customers as part of our comprehensive offshore financial service plan.


January 25, 2002                  Annual Report                         Page 17

                         International Financial Group


We intend to provide full service offshore insurance services via traditional delivery channels including in-person consultation, telephone and facsimile. Through contacting IFG Insurance, clients will be able to find information about and purchase life insurance policies and annuities in an offshore environment. IFG Insurance offices are intended to provide in-person consultations when customers prefer to conduct their insurance business face-to-face. The website is intended to provide convenient, cost-effective and secure discount insurance services to the growing number of consumers using the Internet for commercial and financial services. It is intended that customers will be able to access the IFG Insurance web-site on a 24 hours a day, 7 days a week basis from any PC, wherever located, by means of a secure Web browser.

Our objective is to offer a limited range of life insurance products. We do not intend to incur the cost of supporting an extensive physical branch system or a network of sales representatives, which management believes will benefit customers through our ability to offer attractive rates. The interactive Internet website, when completed, is intended to effectively reduce the number of personnel traditionally required to establish an insurance contract or policy. It is anticipated that clients will be able to select a life insurance product, and then fill out all necessary information on-line to receive the product. Overall, it is expected that the efficiencies created through this system will allow us to offer very competitive rates. The insurance products and services that we intend to offer include, but are not limited to, term insurance, permanent insurance, Whole Life and Universal Life, and variable other life insurance products.

We intend to establish subsidiaries in both Bermuda and the Cayman Islands, which are globally recognized jurisdictions for offshore insurance products that also have very strong professional and telecommunications infrastructures. Outside London and New York, Hamilton, Bermuda offers the third largest insurance and reinsurance market in the world. Bermuda and the Cayman Islands also have a wide selection of insurance management companies that can assist us in the delivery of our insurance products and services.

We have retained the services of Marsh Management Services (Bermuda) Ltd., a large and internationally recognized insurance management company, to assist it in establishing and managing our insurance business. This is intended to minimize start up costs associated with our insurance subsidiary, while allowing us time to assess the insurance market and establish our own insurance infrastructure. Reliance on the insurance management company is expected to slowly recede over the first few years of business.

We initially intend to rely heavily on reinsurance. This will assist us in honoring all of our outstanding policy claims and provide timely service to our clients while simultaneously allowing us to allocate capital to other areas. Again, Bermuda and the Cayman Islands offer some of the strongest and most competitive reinsurance markets in the world, so obtaining reasonable reinsurance is not anticipated to be a problem, but is not guaranteed.

The launching of these subsidiaries will be contingent upon the success of the F-1 offering and profit from operations to fund the necessary research and development to finance the development of the systems to operate a full and online insurance service. Upon the research and development being completed, IFG estimates that it will require approximately 400,000 to 500,000 to operate one insurance subsidiary. This will include costs to staff the insurance subsidiary., hardware to operate the insurance system and overhead to operate the insurance subsidiary, if it is determined not to use Marsh Management Services (Bermuda) Ltd. as discussed above. IFG would finance this expansion through profits it has earned from its operations at the time of the expansion or it would proceed with the raising of funds through traditional means such as a further public offering .

There is no guarantee that we, or our subsidiary will be approved for any insurance license in Bermuda or the Cayman Islands.


Industry Background
-------------------

The "offshore industry" is comprised of those jurisdictions and institutions outside a person's home jurisdiction that can be used to create an advantage, financial or otherwise, for an individual or a business. Some of the more popular offshore jurisdictions are the British Virgin Islands, Barbados, Bermuda, Cayman Islands, the Federation of St. Kitts and Nevis, Isle of Man, Channel Islands, and Switzerland. The differing legislative environment of different jurisdictions can yield numerous advantages to any person that has the


January 25, 2002                  Annual Report                         Page 18

                         International Financial Group


flexibility to relocate themselves or a portion of their assets. Thus, "going offshore" means nothing more than utilizing a jurisdiction other than ones own to hold ones assets and/or conduct business and financial affairs to some financial or legal advantage.

There are a number of reasons people and companies elect to engage an offshore financial strategy. For the most part, they go offshore to protect assets, increase flexibility in corporate management, minimize taxation, get access to global investments, and gain testamentary freedom.

While the costs associated with creating and managing an offshore investment plan has decreased significantly, telecommunications and particularly the Internet have made access to these services faster, easier and more reliable. Thus, while reduced costs make going offshore justifiable to a growing portion of the market, an increasing portion of that market also has access to everything they need to find out about and use these services via the Internet.


Growth of the Internet and Online Commerce
------------------------------------------

Internet usage and online commerce continue to grow worldwide. Offshore Financial USA estimates that there will be 510 million people estimated to be online by the summer of 2001 and they also predict on-line revenue collected by Canadian and American companies by the end of 1999 to be $36.6 billion. The Internet financial magazine, The Standard, quoting Jupiter Research, estimates "By 2005, more than half of US households online - 44 million homes - will bank on the Internet, and 34 million households will trade stocks... As a result online financial institutions will have at their disposal more than $5 trillion in investable assets in 2005..." In addition, The Standard states, "neither traditional banks nor brokerages will claim the largest share of those assets. The bulk of the business will go to firms that provide multiple offerings. In fact, online financial institutions that provide only a single service may soon go the way of the Susan B. Anthony coin. Consumers already favour financial institutions that provide more than one service." Offshore Finance Yearbook states European private banking assets at $5 trillion with worldwide private assets estimated to be at $16.6 trillion USD. It is our believe that this growth can be attributed to many factors, including: a large and growing installed base of personal computers and other Internet-connected devices in the workplace and home; advances in performance and speed of personal computers and modems; improvements in network security, infrastructure and bandwidth; easier and cheaper access to the Internet; and the rapidly expanding availability of online content and commerce sites.


Market Opportunity
------------------

Arnold Goldstein, author of Offshore Havens, states, non-resident bank deposits in the Caribbean are currently in excess of one trillion dollars USD, up from just two billion in 1980. The value of offshore trust accounts established by Americans in the Caribbean is in excess of $450 billion according to Offshore Finance Canada.

This tremendous growth comes from an increasing number of individuals and corporations that look to the international offshore marketplace for asset protection, testamentary freedom, greater investment returns, tax and succession planning and increased confidentiality in business dealings. For example, it is estimated by Offshore Financial USA that the number of lawsuits filed in the USA in 1999 were 18 million and the estimated cost of litigation was $300 billion.

Worldwide Internet users demand for online services is growing according to IDC. According to Global Research in March 2001, there were estimated to be 453.4 million Internet users worldwide. The Standard, quoting American Express, states, one-quarter of online consumers around the world are banking and trading online - or plan to start soon. That number could jump sharply if financial institutions can ease the fears of the nearly 80 percent of online consumers who worry about privacy and security on the net. The Standard also quoted that Western Europe will supply the most new customers to Net banks and brokerages, and by 2004 it will lead both sectors. The U.S. is also expecting strong growth in online banking and trading. By 2004, The Standard estimates that online brokerage customers worldwide will reach 63.6 million people. Data provided by Salomon Smith Barney shows online trading accounted for 30.5% of all trades on the NYSE and NASDAQ in the third quarter of 2000. We believe that the offshore and online financial services industries will continue to grow. This belief is supported by six recent trends.


January 25, 2002                  Annual Report                         Page 19

                         International Financial Group


First, global demographic statistics suggest that individuals will be investing, holding and acquiring unprecedented wealth during the next decade. Large numbers of "baby boomers" are beginning to invest for their children's education and for their own retirement. Additionally, it is estimated that these individuals, many of whom have greater education, technical capabilities and investment choices than their parents, as well as greater access to information, will inherit significant wealth from the previous generation during the next decade. This represents the largest transfer of wealth in history, a fact that we believe will result in - new consideration being given to the development of effective estate plans and asset protection strategies, including the utilization of offshore financial strategies.

Second, we believe there is an increased need by individuals and corporations to protect themselves and their assets in today's increasingly litigious environment. Higher levels of asset protection can be achieved through the utilization of financial structures and institutions in confidentiality and secrecy bound offshore jurisdictions. Through the use of offshore financial structures, individuals and corporations are better able to protect themselves from claims that may arise from frivolous lawsuits, creditors and disputes arising from marital difficulties.

Third, investors are becoming more self-reliant in the pursuit of their financial goals in general. They are increasingly willing to acquire information about, and an understanding of, investments, trusts, corporations and other offshore products and services and have become increasingly sophisticated and knowledgeable about these products and services. Access to a broad range of financial information and advice has decreased the necessity for hands-on banking advice, brokerage advice, trust expertise, insurance expertise and other professional financial assistance.

Fourth, consumers have expanded their access to powerful, yet inexpensive, computer technology and are becoming more comfortable with and proficient in the use of this technology. The Internet delivers information that facilitates inexpensive communication of data and, therefore, independent "E-commerce" transactions have been growing at an accelerating rate. In short, we believe the Internet is producing thousands of new cyber-investors every day. Investors are increasingly making their own decisions about their financial future and tend to seek flexibility and efficiency in execution of these independent transactions.

Fifth, the Internet and advanced telecommunication systems have allowed banking, brokerage, insurance and offshore corporate and trust products and services to be offered from any place in the world to customers located any place in the world. Thus, in most cases, dealing with an offshore financial account has become as convenient as dealing with the bank down the street. Customers may access their financial empire merely by dialing up a local telephone number and logging on by computer through a user name and password. From the access screen, they can ascertain information regarding their deposits, stock quotes, view their positions, execute orders, change orders, purchase products and deposit and withdraw funds. Orders are routed electronically either to members of a particular market or off-market facilities that match orders submitted directly from brokerages.

Finally, we believe that the technology for on-line transactions has developed to a stage where customers can be virtually assured complete security and confidentiality. New and sophisticated cryptographic systems have been developed that assures all information transmitted between a given client and offshore service is completely protected. Further, we hope this new technology will give new consumers confidence that their deposits will be protected from technological espionage.

Management believes these trends will assure continued growth in the use of offshore financial strategies, and particularly offshore financial strategies that are accessible via the Internet.


Marketing Strategy
------------------

Our marketing strategy focuses on creating value for their clients through the utilization of offshore asset protection and investment strategies. We market our full-service division primarily through the use of a telemarketing/fax/email-based Professional Referral Program, and we intend to place advertisements in offshore trade publications. We market our discount Internet-based services primarily through the registration of our websites in popular Internet search engines and directories. We have focused our marketing


January 25, 2002                  Annual Report                         Page 20

                         International Financial Group


campaign on asset protection opportunities for potential clients, cost-effective full line of offshore financial services, available in both bundled and separate formats. IFG Trust is registered with the following search engines:

     o    AOL.Search
     o    AltaVista
     o    DirectHit
     o    Google
     o    HotBot
     o    Lycos
     o    MSN
     o    Netscape
     o    OpenDirectory

We market our full service offshore financial products and services primarily through a telemarketing/fax/email-based Professional Referral Program directed at lawyers, accountants and investment advisors. The Professional Referral Program has been developed to introduce IFG and our products and services to those professional advisors who may have clients that would benefit through the utilization of offshore strategies. We then work with the client and the professional advisor to develop and implement an individualized offshore financial strategy. We also intend to promote our full service divisions through the placement of advertisements, aimed at professional advisors, in popular offshore industry trade publications.

We market our discount Internet-based offshore financial products and services exclusively through the Internet. We maintain numerous websites from which we provide a wide variety of offshore financial products and services. We have registered these websites with Internet search engines and directories. Forrester Research estimates that over 50% of consumers who use e-commerce websites find these sites through the utilization of Internet search engines and directories.

We market our offshore financial products and services to the following target markets:

     o Professionals and entrepreneurs who are subject to a high degree of potential legal liability in the course of their profession such as lawyers, doctors and business owners;
     o Individuals looking for asset protection and additional freedom in estate and succession planning;
     o    Businesses that market and sell products internationally; and
     o High and middle-income market individuals and business entities with liquid assets in excess of $100,000.00 or assets that lend themselves to offshore strategies.

Our marketing campaign focuses on the asset protection opportunities for potential clients to utilize the cost effective full line of offshore financial services that are available in both bundled and separate formats. The campaign addresses new opportunities for potential clients to protect their assets in multiple offshore jurisdictions. Through the utilization of advanced proprietary technology, we have been able to substantially reduce the costs associated with establishing and managing an offshore financial plan, and as such, we highlight this cost saving opportunity. Our marketing campaign also focuses on our ability to deliver a full range of both bundled and separate offshore financial products and services including investments, trust and corporate services.

It is our objective to gain a leading position as a provider of offshore and Internet-based financial products and services by combining confidentiality, technology, innovation, convenience, service and value. Our marketing strategies to accomplish this goal will include:

     o Continuing to broaden our products and services line of financial services to include offshore banking and insurance;
     o Continuing to increase the number of offshore jurisdictions from which we offers services;
     o Continuing to apply advanced and Internet-based technologies in the delivery of cost-effective offshore financial products and services; and,
     o Continuing to employ offshore financial professionals with expertise in law, banking, insurance and investments.


January 25, 2002                  Annual Report                         Page 21

                         International Financial Group


Revenues
--------

We currently are able to generate revenues from the following sources:

     o Establishment of trusts and corporations, trustee services and related fees;
     o    Investment services and related fees;
     o Consulting fees relating to capital acquisition activities for clients; and,
     o    Incorporation, administration, management and related fees.

The revenues earned by the company to date has been derived from IFG Trust Services Inc. These net revenues total $40,732 from the date of inception of these corporations to July 31, 2001.

We intend to generate fees from the following sources, once our bank and insurance subsidiaries are established:

     o    Banking and associated fees; and
     o    Insurance premiums and related fees.


Business Strategy
-----------------

Main Objectives
---------------

Our business strategy has been developed by management to achieve the following corporate objectives:

     o To create shareholder value by being a leading provider of comprehensive offshore financial services;

     o To attain the highest market share penetration possible, by delivering both bundled and separate offshore financial services through full-service traditional delivery channels and discount Internet-based channels;

     o To provide a confidential and secure environment for our clients to conduct their offshore financial affairs with a focus on asset protection;

     o To utilize the latest Internet-based technologies to ensure cost effective and convenient provision of our offshore financial products and services on a global basis;

     o    To provide prompt, reliable, efficient and professional service;

     o To provide reliability in offshore financial planning by establishing redundancy; and,

     o To maintain an exceptional reputation in the international offshore financial industry by satisfying all local anti-money laundering regulatory requirements.

Full and Discount Products and Services
---------------------------------------

We currently provide full service offshore investment, trust, corporate and management services, and in the future will incorporate banking and insurance services, through traditional delivery channels including in-person consultation, telephone, facsimile, courier and mail. Through contacting IFG and its subsidiaries, clients are able to interact with our offshore experts on a one-to-one basis in a confidential environment. Our office in St. Kitts and Nevis provide facilities to conduct in-person consultations when customers prefer to conduct their business face-to-face. Clients may also contact us via telephone, facsimile, mail and courier, provided the customer pre-approves this type of order communication and provides an account number and password. All of these service channels are currently available during North American market hours.

In May 2001, we implemented proprietary technologies, to commence providing online discount offshore financial services from our website located at www.ifg.com and www.ifgtrust.com. The services currently provided via the
-----------     ----------------


January 25, 2002                  Annual Report                         Page 22

                         International Financial Group


Internet include: investments, trust, corporate and management services activities, available in separate and bundled formats. Through our websites, clients are able to establish and manage offshore trust and corporate structures. We also intend to offer discount offshore banking and insurance services via the Internet, once corporate and technical infrastructure are in place. These Internet-based services are provided in a confidential and secure offshore environment 24 hours a day, seven days a week, 365 days a year. Today's investor demands confidentiality, asset protection, investment alternatives and ease of access to assets.

We offer our offshore financial products and services both separately and in bundled formats. By offering clients the convenience of a "one-stop" comprehensive offshore financial service option, we create a number of internal efficiencies in the delivery of our products and services.

Confidential and Secure Environment
-----------------------------------

There is no denying that confidentiality is a principal motivation behind many decisions to initiate an offshore financial plan. Thus, we have developed an infrastructure which is intended to allow clients autonomy in establishing, modifying and managing their offshore financial plan, while hopefully minimizing the number of individuals required to receive and process client requests. We have developed a comprehensive internal confidentiality policy, which guides each employee in respect of confidentiality. Moreover, each Company employee is specifically trained and informed in their respective jurisdiction's privacy legislation, and any violations are intended to be prosecuted to the fullest extent of the law. Most offshore jurisdictions make it an offense, and in some jurisdictions a criminal offense, for any offshore provider or employee to divulge any information regarding a client to anyone unless ordered to by a court of competent jurisdiction.

The global corporate infrastructure of IFG allows clients to establish and manage their offshore financial plan to include the use of multiple offshore jurisdictions in an efficient and timely manner. This allows for multiple layers of confidentiality protection in each individual financial plan, while also providing portfolio diversification, and a maximization of international regulatory benefits. For example, a client is able to establish an offshore trust in the Nevis, which owns an offshore company in Barbados, which in turn has funds invested in the Cayman Islands or on deposit in St. Vincent and the Grenadines.

Our Internet-based systems have been designed to maximize client ease of use, while at the same time clients allowing the opportunity to contact our representatives directly should they choose to do so. It is our intention for clients to establish corporations and trusts, and manage their investment portfolio in a secure and confidential on-line offshore environment. In the near future, we intend to incorporate on-line offshore banking and insurance services into our existing secure Internet-based technology infrastructure, and thereby making it possible to establish and manage bank accounts, and purchase insurance from any computer terminal in the world connected to the Internet. Provided transactions do not violate anti-money laundering legislation, it is anticipated that they can be performed through automation.

It is our intention to utilize Internet-based technologies that use the latest in security measures, including, but not limited to, those described below:

     o Our systems will employ a password entry system to attempt to assure that no unauthorized users are allowed access to our system. Clients select a "user name" and "password," which must be correctly entered each time they attempt to access our systems.

     o To support strong encryption, users of our system are required to utilize a SSL capable browser, which allows the user to select and approve their own certifying authority and to use strong encryption.

     o Stand-alone web server located at a secured site and backed up with redundant servers located in other offshore jurisdictions. The web server hosting our system utilizes a closed operating system.

     o We intend to employ a firewall and IP filter to prevent "active attacks".



January 25, 2002                  Annual Report                         Page 23

                         International Financial Group


Cost Effective and Convenient Service
-------------------------------------

Through the use of the latest advanced and Internet-based technologies we are attempting to provide cost effective and convenient services of our offshore financial products on a global basis. Through our unique advanced and Internet-based technologies and by the cost efficiencies gained through providing a comprehensive bundled package of offshore financial products and services, we are able to offer our clients a more cost-effective method for moving their affairs offshore. We believe the use of the Internet by clients makes access to offshore strategies more affordable, efficient and accessible than ever before. On-line operating efficiencies such as a minimal physical branch system and automatic record keeping and transaction processing reduce our day-to-day operating costs. These savings, in turn, allow us to offer more cost competitive offshore products and services.

We offer clients the convenience of managing their offshore financial affairs in either a full-service or discount Internet-based environment. Our full-service offerings enable clients the convenience of dealing with their professional advisors on an individual basis. Our discount Internet-based offerings allow clients the convenience of managing their offshore financial plan, via the Internet, 24 hours of each day from virtually any Internet-enabled computer system in the world

Prompt, Reliable, Efficient and Professional Service
----------------------------------------------------

We intend to continue to attract and retain leading offshore financial services professionals. Our management team and staff are comprised of individuals with extensive education and experience in law, taxation, banking, investments, insurance, trusts, and corporate services. Due to the highly complex and demanding nature of our business activities, and the sophisticated needs of our clients, it will be essential for us to continue to maintain this high level of professionalism.

Reliability Through Redundancy
------------------------------

We have established redundancy in two areas. First, we have established relationships with third party providers or have our own subsidiaries that allows us to conduct bank, investment, insurance, trust, and CSP activities in more than one jurisdiction. This redundancy hopefully allows us to react to changing international and domestic legislation, and provide our clients with an alternative offshore jurisdiction where required.

Second, our discount Internet-based offshore services intend to use a primary and secondary network system. Thus, if the primary server experiences technical problems with our telecommunications infrastructure, the secondary server will automatically assume responsibility for maintaining our websites and databases. We feel this is an essential element in the provision of offshore financial services, since it is absolutely critical that each customer have 100% reliable access to all their offshore financial affairs.

Reputation
----------

We are committed to upholding anti-money laundering laws in the jurisdictions in which we operate and, therefore, have initiated stringent due diligence standards to ensure relevant legislation is not offended and that client due diligence requirements are satisfied. We recognize the importance of such legislation in the prevention of crime and joins with all other offshore providers in sharing this responsibility.

Competition
-----------

We compete with numerous established offshore service providers in the offshore financial industry. These competitors currently include banks, offshore investment firms, trust companies, and corporate and management service providers. As we expand our products and services offered it is assumed we will also compete with offshore banks, insurance companies, and other business entities that provide offshore financial products and services. We expect such competition to continue and intensify in the future. We expect many of our competitors will have significantly greater financial, technical, marketing and other resources than IFG.

There exists a number of well established, and in some cases much better capitalized, competitors in both traditional and online securities and investment services in the offshore venue. These include many companies and


January 25, 2002                  Annual Report                         Page 24

                         International Financial Group


financial services endeavors with single offices. We will be entering an arena with well practiced, and in many instances well financed, competitors. While we believe that we will eventually establish a position within this market, there is no guarantee that our efforts will be successful.

Current competitors of our offshore investment services subsidiaries include, but are not limited to, Merrill Lynch, Morgan Stanley, First Nevisian, Cayman National Securities, Smith Barney, SEGOES, www.offshoretrading.com, Freedom
                                           -----------------------
Trade, E-Trade, www.schwab.com, Insinger Trust, Trident Trust, Royal Bank of
                --------------
Scotland, Atlas Private Trust and Fiduciary Trust, www.globaltrusts.com,
                                                   --------------------
www.guardiantrustees.com, www.henley-partner.com, pishon-trust-management.com,
------------------------  ----------------------  ---------------------------
www.corporate-premier.com, HWR Services and Caribbean Management, Codan
-------------------------
Management, Morningstar, Insad, Sovereign Group, OCRA, Worldwide, Offshore Corporate Services, www.corporate.com, www.123ezcorp.com, Barclays Bank, UBS,
                    -----------------  -----------------
Royal Bank of Canada, ING Bank and Cayman National Bank, www.fsharpbank.com,
                                                         ------------------
www.bayshorebank.com, www.providentbelize.com, www.paritatebank.com and
--------------------  -----------------------  --------------------
www.hsbc.com Prudential Insurance, London Life, Lloyds of London, The Guardian
------------
and Northern Life Insurance, I-Quote, www.budgetlife.com, www.quotesmith.com,
                                      ------------------  ------------------
www.cheap-life-insurance.com and www.interlinx.com.
----------------------------     -----------------

All these current and potential competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements than we and may be able to undertake more extensive promotional activities, offer more attractive terms to customers and adopt more aggressive pricing policies than IFG. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their services and products. We cannot guarantee that new competitors or alliances among competitors will not emerge, and these competitors may acquire a significant market share of the offshore financial industry. There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse affect on our business, financial condition and operating results.


GOVERNMENT REGULATION
---------------------

The Company
-----------

In conducting various aspects of our business, we will be subject to various laws and regulations within each jurisdiction in which we operate.

We will be engaged in marketing financial products and services from up to 30 jurisdictions. As a result, we are bound to uphold all local laws including those laws related to the business of selling financial products and services and all local money laundering laws. Failure to comply with any of these laws, rules or regulations could result in censure, fine, incarceration, revocation of work permits, the issuance of cease-and-desist orders or the suspension or expulsion of the our officers or employees from certain countries, any of which could have a material adverse affect on our ability to carry on business, which would, in turn, have a material adverse affect on our financial condition and operating results and, therefore, the prospect of an investor's return of capital invested our company.

It is our intent to expand our business to a number of offshore financial centers. In order to expand our services globally, we must comply with regulatory rules and regulation of each specific country in which we conducts business, which may include finding qualified professionals and business people capable of providing correspondent services. The varying compliance requirements of these different regulatory jurisdictions may also limit our ability to expand internationally.

We eventually intend to conduct a significant portion of our business through the Internet and other electronic media and intend to expand our use of such media. To date, the use of the Internet to conduct financial transactions has been relatively free from regulatory restraints. However, a number of governments, including the United States, are beginning to address the regulatory issues that may arise in connection with use of the Internet. Accordingly, there can be no assurance that these authorities will not adopt new regulations (or interpret their existing regulations) in a manner that constrains our ability to transact business through the Internet or other electronic media. Any additional regulation of our use of electronic media could render our business or operations more costly, less efficient or even impossible, any of which could have a material adverse affect our business, financial condition and operating results.


January 25, 2002                  Annual Report                         Page 25

                         International Financial Group


In addition to the above risks, we cannot assess the effect that the Organization for Economic Cooperation and Development, the United Nations and the G7 countries initiatives will have upon the offshore financial industry and, in particular, the jurisdictions that we will carry on business in and our proposed clients.

IFG Bank
--------

With respect to obtaining bank licenses to carry on the business of offshore banking, a typical requirement of offshore jurisdictions is to demand from the applicant that they capitalize the bank with a statutory amount of capital as stipulated by that jurisdictions government. These capital requirements can take the form of unencumbered and encumbered capital. The latter would need to be placed by the applicant into a deposit account with the government. The bank would not be permitted to use such funds while in operation.

We have applied for a Class I bank license from the Government of St. Vincent and will be subject to the following net capital requirements:

     o Maintain a fully paid-up capital of not less than $500,000 USD, or its equivalent in another currency, or such greater sum as the local authority may reasonably determine appropriate; and,
     o Deposit or invest the sum of $100,000 USD or its equivalent in another currency, in such a manner as the local authority may reasonable prescribe.

We have applied for a Class A bank license from the Government of Belize and will be subject to the following net capital requirement:

     o Maintains a fully paid-up capital of not less than $500,000 USD, or its equivalent in another currency, or such greater sum as the local authority may reasonably determine appropriate.

Each of these jurisdictions will allow the bank to carry on banking activities with non-residents only. Carrying on banking activities with residents of the jurisdiction is strictly prohibited.

The proposed banks will also be subject to various other regulatory requirements including but note limited to: competency of Directors and Officers; obtaining errors and omission insurance; obtaining Directors and Officers insurance; and, Know Your Client Rules. Know Your Client Rules are defined by us to mean rules that are designed to identify the client and their source of funds to satisfy anti-money laundering legislation enacted by the countries we operate within. Generally, these rules are satisfied by obtaining the following from the client: certified copy of his/her passport; professional references; bank reference; utility statement; and, written representation as to the source of the funds transferred by the client.

IFG Insurance
-------------

Our proposed insurance subsidiary, IFG Insurance, Inc., will be subject to capital requirements to ensure that we can sustain a certain degree of losses and that we are properly capitalized. We intend to provide life insurance products that typically demand (at the ultimate discretion of the responsible authority) that we have $250,000 USD in minimum capital and surplus requirements. In addition, some jurisdictions will demand that we maintain adequate levels of Error and Omission and Directors and Officers Liability insurance as well as adhere to Know Your Client Rules.

IFG Trust Services
------------------

In each jurisdiction where management determines it is practicable to obtain a trust license, our trust subsidiaries may be subject to various capital requirements from each respective jurisdiction to ensure that it is properly capitalized. We estimate that the typical paid in capital requirement will not exceed $250,000 USD per jurisdiction. In addition, some jurisdictions will demand that we maintain adequate levels of Error and Omission and Directors and Officers Liability insurance and adhere to Know Your Client Rules.


January 25, 2002                  Annual Report                         Page 26

                         International Financial Group


Organizational Structure
------------------------

                                 CORPORATE CHART
        International Financial Group, Inc. Corporate Structure Flowchart



        Mr Kevin Mellor is the
        sole beneficial owner of      <-----       IFG WORLD HOLDINGS
        International Financial                          TRUST
        Group, Inc.                                    (BARBADOS)

                                                            |
                                                            |
                                                      100%  |
                                                            v


        To be                               IFG WORLD HOLDINGS, INC. (BARBADOS)
        formed
                                                            |
                                                            |
                                                      100%  |
                                                            v

                                             International Financial Group, Inc.
                                                     (CAYMAN CORP.)
                                                 |       |       |       |
      --------------------------------------------       |       |       |
      |                                                  |       |       |
      |                          -------------------------       |       |
      |                          |                       100%    |       |
      |                          |                 ---------------       |
      |                          |                 |                     |
      v                          v                 v                     v

IFG                       IFG Insurance,       IFG Trust          IFG Bank, Inc.
Administration, Inc.      Inc.                 Services  Inc.--   TBF
And IFG                   (Bermuda) TBF        (Nevis)        |
Corporate Services                                            |
Inc. (Cayman)                                                 |
     |                                                        |
     |                                     IFG Investments    |
     |                                     Services Inc.   <--
     |                                                        |
100% |                                                        |     100%
     |                                                        |
     |                                 IFG Corporate, Inc.    |
     |                                 and IFG             <--
     |                                 Management Inc.
     |
     v

ifgcorporate.com (Marshall Islands) Inc.      ifgcorporate.com(Labaun) Inc.
ifgcorporate.com (Belize) Inc.                ifgmanagement.com (Turks & Caicos)
                                                 Limited
ifgmanagement.com (Anguilla) Inc.             ifgmanagement.com (Niue) Inc.
ifgmanagement.com (Belize) Inc.               iommanagement.com (Isle of Man)
                                                 Limited
ifgmanagement.com (Antigua)                   ifgmanagement.com (Barbados) Inc.
ifgcorporate.com (Cook Islands) Inc.          ifgcoporate (Isle of Man) Limited

                         ifgcorporate.com (Antigua)
                         ifgcorporate.com (Belize) Inc.
                         ifgmanagement.com (Labaun) Inc.
                         ifgholdings.com (Bahamas) Inc.
                         ifgcorporate.com (Vanuatu) Inc.


January 25, 2002                  Annual Report                         Page 27

                         International Financial Group


Property, Plant and Equipment
-----------------------------

Offices
-------

We operate our head office in The Federation of St Kitts & Nevis, West Indies. This space is utilized as IFG Trust Services, IFG Investments Services (Nevis), IFG Corporate and IFG Management headquarters in Nevis, West Indies. We have doubled our lease space in St. Kitts & Nevis to centralize our operation and to accommodate the infrastructure required to facilitate our businesses.

The head office for IFG Bank, Inc. is anticipated to be located in St. Vincent. We intend to lease office space in St. Vincent or Belize for the two proposed operating subsidiaries of IFG Bank, Inc. Our estimates are that the leased space in either jurisdiction will not exceed $48,000 per year.

Computer Hardware
-----------------

We have installed all necessary computer hardware and systems required to operate our Internet based offshore financial services system with third-party organizations that offer web-hosting services. We may eventually acquire and maintain all the additional premises necessary for hosting our servers internally. To ensure sufficient capacity and uninterrupted service, we intend to provide redundant facilities that are located at our different operating sites.

Computer Software
-----------------

We have either developed or licensed all the necessary proprietary computer software required to operate our Internet-based offshore financial services systems. For purposes of future computer software development, we intend to evaluate software from third-party providers that can be customized and integrated into our system. Where necessary to meet the diverse needs for integrated data of the different Company's operating units, customer database and web page software will be contracted to software developers hired by IFG. The latest hardware and software environments and development tools will be utilized.


Item 5. Operating and Financial Review and Prospects
----------------------------------------------------

Forward Looking Statements
--------------------------

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking-statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements. See "Risk Factors" for more information.


Introduction
------------

The following analysis addresses International Financial Group Inc.'s financial condition, changes in financial condition and results of operations for July 31, 2001 compared to July 31, 2000. From the date of our incorporation on July 14th, 1997 to March 14, 2000 the company was not active. From March 14, 2000 until late January 2001, we were a development-stage company that had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our products and services to be provided to clients desiring offshore financial products and services. The company effectively commenced revenue earning operations in late January 2001 with the opening of


January 25, 2002                  Annual Report                         Page 28

                         International Financial Group


IFG Trust Services Inc. and its subsidiaries IFG Corporate Inc and IFG Management Inc. and IFG Investments Services Inc in the Federation of St. Kitts and Nevis. Prior to this time period the focus of the company was to establish its infrastructure and design its Internet and traditional operating systems.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. We have expensed all development expenses related to the establishment of our subsidiary corporations and the corresponding professional fees incurred to establish these corporations around the world.


Financial Condition
-------------------

International Financial Group Inc. raised $2,180,000 during 2000 and 2001 for the purpose of raising the necessary capital to establish the infrastructure that would facilitate the establishment of offshore structures and strategies for clients. The capital was used to lease office space in the Federation of St. Kitts and Nevis and the Cayman Islands, to hire the necessary personnel skilled in offshore structures and strategies and to design the intellectual property necessary to facilitate the implementation of offshore strategies over the Internet. This task is ongoing and will require further capital investment to complete the company's goal of being an offshore bank and insurance company. The achievement of the banking and insurance goals will not be undertaken until the necessary capital is raised through internal profits or receipt of funds through the company's F-1 registration statement. The present infrastructure supports the company's activities in IFG Trust and its subsidiaries including the delivery of products and services pursuant to the Internet.

During 2000 the company was adequately financed to achieve its goals referred to above and did establish the infrastructure and personnel necessary to execute offshore strategies required by clients from around the world from both traditional and Internet based delivery methods.

During 2001 the company has not been able to date to raise the financing that it requires to complete the goals of an offshore bank and insurance company and to maintain its infrastructure around the world to facilitate the execution of clients offshore strategies. Therefore in December the company embarked upon streamlining its infrastructure as it determined that relationships with third party offshore providers could satisfy our clients needs saving us the time and expense of having our own operating subsidiaries in these foreign jurisdictions. If it is necessary to retain a third party in a foreign jurisdiction that our company does not serve we will enter into an arrangement with that third party to complete our clients' offshore strategy. These arrangements will generally be revenue sharing arrangements.

The company has excellent operating facilities and computer equipment and support to execute all client strategies in our traditional and Internet based platforms. Given this new focus the company has the necessary funds to operate for the fiscal year 2001-2002 from its present cash resources and expected profits during the year.


Results of Operations
---------------------

Our analysis will evaluate the periods of time from March 14, 2000 to July 31, 2000 and from August 1, 2000 to July 31, 2000.

Our operating expenses are classified into four categories:

     o    Legal and professional fees;
     o    Salaries;
     o    Depreciation; and
     o    Other administrative expenses.

Legal and professional fees consist primarily of accounting, legal and professional fees incurred by us in establishing our infrastructure.


January 25, 2002                  Annual Report                         Page 29

                         International Financial Group


Salary and consulting fees consists primarily of wages and salary paid to our employees and independent contractors, social security and withholding payments made to various government authorities, work permits, and directors fees for International Financial Group, Inc.

Depreciation consists of depreciation and amortization of our assets.

Other administrative expenses consist primarily of employee medical expenses and health insurance, director fees, advertising and promotion, courier, postage, credit card charges, currency exchanges and rounding, insurance, interest and bank charges, office supplies, printing and design, office equipment lease expense, conference expense, computer development expense, rent, rent residential, vehicle rental, living allowance, telephone travel and entertainment, brokerage fees, incorporation fees, security and parking.

In our development of new products and services, the technical feasibility of the software is not established until substantially all product development is complete. Historically, our software development costs eligible for capitalization have been insignificant and all costs related to internal product development have been expensed as incurred.

We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as a good indication of our future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. As stated above our company from the date of inception on July 14, 1997 to March 14, 2000 was inactive. From March 14, 2000 to approximately late January 2001 we developed our infrastructure and earned no revenue. Our income earning operations commenced in late January 2001 with the opening of IFG Trust Services Inc. The relevant time period for analysis is therefore the periods ended July 31, 2000 to July 31 2001.

August 1, 2000 to July 31, 2001 compared to March 14, 2000 to July 31, 2000
---------------------------------------------------------------------------

Legal and professional fees increased from $149,712 for the five month period ended July 31, 2000 compared to $229,595 for the 12 month period ended July 31, 2001. This increase was attributable primarily to expenses being reported over a 12 month period versus a five month comparison period. However on a normalized yearly analysis legal fees have decreased ($149,712 x 12/5=$359,308). This decrease is attributable to the fact that a lot of our infrastructure was established during the time period ending July 31, 2000. We anticipate that legal and professional fees will decrease in the future because the infrastructure has been streamlined and no new subsidiaries need to be established.

Salaries and consulting fees increased from $78,468 for the five month period ended July 31, 2000, compared to $518,379 for the 12 month period ended January 31, 2001. This increase was attributable in part to expenses being reported over a 12 month period versus a five month comparison period. However this increase is due primarily to an increase in the number of employees working during the period from August 1, 2000 to July 31, 2001 as compared to the previous five month period. Employees increased from four in the period ending July 31, 2000 as compared to 14 employees who worked for the company during the period ended on July 31, 2001. Therefore the addition of eight employees added to increased social security fees and the payment of work permits and living allowances, and the travel and entertainment undertaken by those in IFG responsible for establishing our infrastructure worldwide.

Depreciation has increased from nil for the five month period ended July 31, 2000 compared to $25,468 for the 12 month period ended July 31, 2001. This increase is attributable to taking depreciation on our assets for the first time.

Other administrative expenses increased from $23,390 for the five month period ended July 31, 2000, compared to $545,951 for the 12 month period ended July 31, 2001. This increase was attributable primarily to expenses being reported over a 12 month period versus a five month comparison period. However it is also attributable to increased courier and postage charges, bank charges, computer development expenses, printing, rents, living allowances, vehicle rentals, telephone charges and travel and entertainment expenses to establish our infrastructure.


January 25, 2002                  Annual Report                         Page 30

                         International Financial Group


Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results are not meaningful and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risk, expenses and difficulties commonly encountered by comparable development-stage companies in new and rapidly evolving markets. We cannot assure you that we will successfully address such risks and challenges. In addition, even though we have successfully launched our IFG Investments Services, IFG Trust Services and IFG Corporate Services subsidiaries and carry on investment, trust and corporate services activities, we cannot assure you that our revenues will increase or that we will become profitable in the future.


Changes in Financial Condition
------------------------------

The change in the company's financial position for the year ended July 31, 2001 is expected for a development stage company that is completing its infrastructure and commenced its revenue earning activities in February 2001.

Net cash used by operating activities increased from $452,737 for the five month period ended July 31, 2000 compared to $1,168,072 for the 12 month period ended July 31, 2001. This increase was attributable primarily to expenses being reported over a 12 month period versus a five month comparison period. On a normalized 12 month period ($452,737 x 12/5=$1,086,569) the increase is not material and reflects the minor increase in costs of having 12 employees versus four employees in the previous year and the incidental costs of operating with a larger staff.

Net cash used by investing activities increased from $$30,428 for the five month period ended July 31, 2000 compared to $245,874 for the 12 month period ended July 31, 2001. This increase was attributable primarily to the Company purchasing property and equipment for the Cayman Islands office and servers for its internet operations and a receivable from its parent company, IFG World Holdings Inc., for payments made on its behalf in repayment of loans by the parent company to Mr. Kevin Mellor.

Net cash provided by financing activities decreased from $1,197,200 for the five month period ended July 31, 2000 compared to $1,082,795 for the 12 month period ended July 31, 2001. This decrease was attributable primarily to the company raising $160,000 more in capital in 2000 versus 2001 and the company repaying a debt owed and then making a small loan to Mr. Kevin Mellor it President and Chairman.


Liquidity and Capital Resources
-------------------------------

Since the date of our incorporation, we have raised an aggregate of $2,160,000 through private placements of our ordinary shares.

Our capital requirements depend on a number of factors. We expect to devote resources to continue our research and development of new products and services and support and increase our marketing efforts. Our expenditures have increased substantially since the date of incorporation but we do not anticipate that capital expenditures will continue to increase in the foreseeable future.

At July 31, 2001, we had cash and cash equivalents of $382,884. We believe that our cash and cash equivalents together with our revenues from operations are sufficient to fund our operations for the next fiscal year.

The material commitments that IFG endeavors to undertake in the next year in the following order of priority are:

     o    Research and Development of IFG Bank Inc.'s systems;
     o    Research and Development of IFG Insurance Inc.'s systems.

The research and development will entail a needs assessment of each system, evaluation of competitors' systems, the preparation of a specification paper and thereafter a request for proposal, an evaluation of system programmers in Asia Europe, India and the Unites States, testing of prototypes in real time


January 25, 2002                  Annual Report                         Page 31

                         International Financial Group


situations and modifications to proposed systems with the view to tailoring the systems software created by third party programmers to our hardware specifications and client needs.

We estimate over the next the year that the research and development of IFG Bank Inc.'s systems will cost approximately $150,000.

We estimate over the next year that the research and development of IFG Insurance Inc.'s systems will cost approximately the same as the bank at $150,000.

Depending on how successful IFG is regarding the sale of our offering will dictate how we approach each of these projects. If we do not raise money pursuant to the offering we will not be able to finance these projects and we will continue to function as a trust, corporate and investment services provider. If we are fully subscribed it is our intention to finance each of the projects simultaneously so that our bank and insurance subsidiaries can complete their research and development. If however we only raise net proceeds of approximately $250,000 to $300,000 we would concentrate on IFG Bank Inc. as we feel the bank has the greatest potential to earn revenues and to be profitable because a bank is an integral component of an offshore asset protection strategy.

The launching of the bank and insurance subsidiaries will be contingent upon the success of our offering to fund the necessary research and development to finance the development of the systems to operate a full and online banking service. Upon the research and development being completed, IFG estimates that it will require approximately $400,000 to $500,000 to operate each subsidiary. This will include costs to staff the subsidiaries, hardware to operate the systems and overhead to operate the facilities. IFG would finance this expansion through profits it has earned from its operations at the time of the expansion or it would proceed with the raising of funds through traditional means such as a further public offering

We believe that profits from operation, together with our cash and cash equivalents, will be sufficient to fund our operations for the year. Upon the completion of the research and development of systems for IFG Bank and/or IFG Insurance, we will need to raise additional funds through a public offering to establish the bank and insurance subsidiaries and to increase personnel and office facilities to accommodate these subsidiaries, to launch these new products or enhance existing products and services, to respond to competitive pressures, or to acquire or invest in complementary businesses, technologies, services, or products.

In addition, if cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments, or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies to enhance our offshore presence. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.


Trend Information
-----------------

The company entered into a revenue sharing arrangement with Mobius Trust Company to service its clients. This arrangement will earn our company approximately $100,000-$150,000 in the next year from renewal fees of trusts and corporations, management fees and secretarial fees. We have also commenced advertising in Offshore Canada and Offshore USA which is circulated in North America and other countries. These are trade magazines geared specifically to our proposed customer base. We will monitor the success of this media in generating positive cash flow. In addition the success of our F-1 offering will determine whether we have the capital to complete our research and development of our proposed bank and insurance subsidiaries and their internet platforms. If our offering is successful these projects will be completed and would lead to future revenue in the fiscal years ending July 31, 2003 and 2004.



January 25, 2002                  Annual Report                         Page 32

                         International Financial Group


Item 6. Directors, Senior Management and Employees
--------------------------------------------------

Directors and Senior Management
-------------------------------

The daily affairs of IFG are under the direction of its senior management: Mr. Kevin Mellor, President, Mr. Daniel MacMullin, Sr. Vice President of Trust Services, and Mr. Anthony Chan, Sr. Vice President Technology.

The directors, officers and senior management of International Financial Group Inc. are as follows:

Name                     Age      Position                                         Residency               Term as Director
----                     ---      --------                                         ---------               ----------------
Mr. Kevin Mellor          41    President and Chair of the Board  Director*       Basseterre, St. Kitts        22 months
Mr. Harold Carter         56                                      Director*       St. George, Barbados         19 months
Mr. Drew Parker           43                                      Director*       Vancouver, Canada            10 months
Mr. John Rayner           58                                      Director*       Hamilton, Bermuda            15 months
Mr. Vernon Veira          46                                      Director*       Basseterre, St. Kitts        19 months
Mr. Anthony Chan          27    Sr. Vice President, Technology                    Vancouver, Canada
Mr. Daniel MacMullin      41    Sr. Vice President, Trust Services                Nevis, BWI
Ms Catherine Rublack      40    Sr. Vice President, Administration                Basseterre, St. Kitts

*Directors of International Financial Group, Inc.


Key Personnel Qualifications
----------------------------

Mr. Kevin Mellor received his Bachelor of Administration from the University of Regina, Canada in 1983 and his Bachelor of Laws from the University of Saskatchewan, Canada in 1990. Mr. Mellor received his Chartered Accountant (Canada) designation in 1986 and became a Barrister & Solicitor (Canada) in 1991. Mr. Mellor has extensive litigation experience in the Tax Court of Canada and the Federal Court of Appeal (Canada). Mr. Mellor practiced as a corporate/commercial lawyer with his preferred area of practice in taxation. Mr. Mellor's professional experience includes being an auditor for the Government of Saskatchewan and a member of the National Hockey League Players Association in his capacity as a players' agent. Mr. Mellor has for the past five (5) years been a partner in the law firm Mellor & Anderson. Mr. Mellor has not previously been a director of a reporting company.

Mr. Harold Carter received his Bachelor of Arts (Hons) degree, Certified General Accountant (CGA) designation and Associate of the Chartered Institute of Bankers
(ACIB) from the University of West Indies. Between 1968 and 1988, Mr. Carter managed a number of retail branches of Barclay's Bank, eventually going on to act as Manager and Secretary for the Barclay's Financial Corporation of Barbados Ltd. in 1988 and 1989. Mr. Carter acted as the Managing Director of the Barclay's Financial Corporation of Barbados Ltd. from 1989 to 1998. Mr. Carter has also acted as a member of the Barbados Police Services Commission. Mr. Carter has not previously been a director of a reporting company.

Dr. Drew Parker is an Associate Professor of Information Technology in the Faculty of Business Administration at Simon Fraser University in British Columbia. He has taught, delivered presentations and consulted extensively in the Information Systems and Telecommunications area. He has worked with Internet business issues for over a decade. Dr. Parker received his Bachelor of Commerce and Masters in Business Administration from the University of Calgary in Alberta and his Ph.D. from the Ivey School of Business Administration at the University of Western Ontario. Mr. Parker was appointed to the position of Director in March 2001. Dr. Parker was a director of a reporting company, Denmans.com. Dr. Parker resigned as Director January 2001 from Denmans.com.

Mr. John Rayner worked at a number of insurance companies and institutions including Prudential Assurance Company (UK), American International Group (Bermuda), and Argus Conning (Bermuda) between 1966 and 1984. Mr. Rayner's past insurance industry experience includes feasibility studies, profit testing, reinsurance, statutory and CAAP valuations, underwriting and many other aspects of life and health insurance. In 1984, he established an actuarial consulting firm, Abbott Associates, where Mr. Rayner is currently the sole proprietor. Mr. Rayner is a member of the American Academy of Actuaries and of the International Actuarial Association and is an associate of the Society of Actuaries (USA). Mr. Rayner has also attained the designation of Fellow with the Institute of


January 25, 2002                  Annual Report                         Page 33

                         International Financial Group


Actuaries (UK). Mr. Rayner has not been a public direct of a reporting company in the North America or Europe. However, Mr. Rayner has been a director of public Caribbean companies.

Mr. Vernon Veira received his Bachelor of Laws from La Salle Extension University (Canada) in 1980 and received his LEC from Norman Manley Law School in Kingston, Jamaica. During 1983 Mr. Veira established his own law firm and acted as Crown Counsel for the Government of St Kitts-Nevis. Mr. Veira, has maintained his law practice and now practices, as the senior partner in the law firm of Veira, Grant & Associates as a corporate/commercial lawyer with his preferred area of practice in offshore corporate/commercial law. Mr. Veira is a member of the St. Kitts-Nevis Bar Association and the International Bar Association and is a former Member of Parliament in St. Kitts. Mr. Veira is a director of a public company named DotCom 2000.

Mr. Anthony Chan received his Bachelor of Business Administration and Master of Business Administration from Simon Fraser University, Canada in 1997 and 1999. His professional experience includes providing technical expertise in launching a post-graduate online education program at Simon Fraser University. Mr. Chan has been teaching in the faculty of business administration and school of computing science at Simon Fraser University since 1999. Mr. Chan has not previously been a director of a reporting company.

Mr. Daniel MacMullin received his Bachelor of Arts degree from the University of Saskatchewan, Canada in 1989 and his Bachelor of Laws Degree from the University of Saskatchewan, Canada in 1992. Mr. MacMullin became a Barrister & Solicitor (Canada) in 1993 with his preferred area of practice being criminal law. Mr. MacMullin has also served with the Canadian Armed Forces as a commissioned officer from 1978 to 1981 and in the Royal Canadian Mounted Police (RCMP) from 1982 to 1988. Mr. MacMullin is also a member of the Saskatchewan Criminal Defense Bar. For the past five years, Mr. MacMullin has been a partner in the law firm Hawkins & MacMullin. Mr. MacMullin has not previously been a director of a reporting company.

Ms. Catherine Rublack was employed with the Canadian Venture Exchange (formerly Vancouver Stock Exchange) for over twelve years prior to joining IFG. Ms. Rublack held several management and administrative positions within the Exchange with the two most recent positions being Manager, President's Action Line and Manager, Administration. Ms. Rublack has completed and passed her Canadian Securities Course and the Conduct and Practices Handbook examination for Registered Representatives. Ms. Rublack has also successfully completed other Canadian securities related courses and University-level classes.


Compensation
------------

Our directors receive $10,000 annually paid in quarterly installments of $2,500. Mr. Mellor, Chairman of the Board has not taken any directors fees to date and nominal compensation. We reimburse all of our directors for their reasonable expenses incurred in connection with attending meetings of the board of directors. As of the date of this annual report no employee or executive stock option plans have been designed or approved by us.

A total of 13 persons who served either as directors of International Financial Group or members of its administrative, supervisory or management bodies during fiscal 2001 received remuneration from International Financial Group Inc. The aggregate remuneration paid by us to such persons was approximately $574,365 but does not include amounts expended by us for travel or other fringe benefits Included in this amount is remuneration for two former executive officers and to one former member of our board of directors.


Board Practices
---------------

All directors hold office until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

Executive officers of the International Financial Group Inc. and its subsidiaries serve in their positions until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise.


January 25, 2002                  Annual Report                         Page 34

                         International Financial Group


There are no service contracts between our company and any of our directors providing for benefits upon termination of their employment.


Committees
----------

Our audit committee is comprised of Mr. Drew Parker, Mr. Harold Carter and Mr. Kevin Mellor.


Employees
---------

As of July 31, 2001, we employed on a full-time basis approximately fourteen persons with seven located in Caribbean and seven in North America.

As of July 31, 2000, we employed on a full-time basis approximately four persons with two located in the Caribbean and two in North America.

As of July 31, 1999, the company had not employed any persons as it was not active.

Our principal operating subsidiaries are not party to any collective bargaining agreements.


Share Ownership
---------------

SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES
-------------------------------------------------------------------------------

As of the date of this annual return, the aggregate number of our voting ordinary shares beneficially owned by our director, senior managers and certain key employees was 20,250,000 shares. This number includes 20,000,000 voting ordinary shares (99% of the ordinary shares) and 4,000,000 warrants (one warrant exchangeable for one voting ordinary share) having an exercise price of $2.00 that expire on December 31, 2002, held by IFG World Holdings Inc, which is owned by IFG World Holding Trust to which Mr. Kevin Mellor is the sole beneficiary. Mr. Mellor is a Director and President of International Financial Group. In addition Sound Refuge Trust holds 250,000 voting ordinary shares, a trust established for a former Director and executive officer of the company and his family.

Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

International Financial Group Inc. has no stock option plan as of the date of this annual return.


Item 7. Major Shareholders and Related Party Transactions
---------------------------------------------------------

Our voting ordinary shares are owned 98.76% by IFG World Holdings Inc. with the remaining 1.24% by Sound Refuge Trust.

As a result of the concentration of ownership of our voting ordinary shares, IFG World Holdings Inc. will be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

The following table sets forth-specified information with respect to the beneficial ownership as of January 25, 2002 of the person known by us to be the beneficial owner of our outstanding voting ordinary shares.

This control may have the effect of delaying or preventing a change in control of International Financial Group Inc.


January 25, 2002                  Annual Report                         Page 35

                         International Financial Group


                                         Number of shares                               Percentage of shares
                                         Beneficially owned                             Beneficially owned (2)

Shareholder                Outstanding Shares        Right to Acquire   Total Number    Before Offering
-----------                ------------------        ----------------   ------------    ---------------

IFG World Holdings Inc. (1)       20,000,000         4,000,000           24,000,000               98.76

Sound Refuge Trust (3)               250,000               nil              250,000                1.24

(1)  IFG World Holdings Inc. is owned by IFG World Holdings Trust of which Mr.
     Kevin Mellor, President and Director of International Financial Group Inc., is the sole beneficiary.
(2) These percentages do not include the 4,000,000 ordinary shares that can be issued to IFG World Holdings Inc. pursuant to the outstanding warrants it owns. These percentages are calculated by dividing the present issued and outstanding shares owned by the parties by 25,250,000.
(3) The beneficial owners of Sound Refuge Trust are Dr. James Stephenson, his wife and two sons.


Related Party Transactions
--------------------------

Loans Payable by IFG
--------------------

The loan payable to related parties of $20,200 as of July 31, 2001 is due to IFG World Holdings, Inc. and is unsecured, non-interest bearing and payable upon demand. The said loan was made for the purpose of having International Financial Group Inc. purchase the Uniform Resource Locator (URL) www.ifg.com for its sole
                                                       -----------
use in May 2000. A URL specifies the location of a resource residing on the Internet.

The loan payable to related parties of $37,200 as of July 31, 2000 is made up of two amounts. The amount of $20,200 is due to IFG World Holdings, Inc and is unsecured, non-interest bearing and payable upon demand. The said loan was made for the purpose of having International Financial Group Inc. purchase the Uniform Resource Locator (URL) www.ifg.com for its sole use in May 2000. A URL
                               -----------
specifies the location of a resource residing on the Internet. The remaining amount of $17,000 is due to Mr. Kevin Mellor and is unsecured, non-interest bearing and payable upon demand. The said loan was provide by Mr. Mellor to International Financial Group Inc. to finance the early stages of the company.

Loans Receivable by IFG
-----------------------

The loan receivable to related parties of $145,200 at July 31, 2001 is due from IFG World Holdings Inc., for $145,200 and is unsecured, non-interest bearing and payable on demand. A loan of $10,000 of the total resulted from transactions involving a former key employee/director whereby the Company issued 250,000 shares of its common stock, and included an adjustment for amounts the former key employee/director had paid to IFG World Holdings Inc. In addition, there were payments made by the Company on behalf of IFG World Holdings, Inc. totaling $135,200.

The loan receivable to related parties of $5,000 at July 31, 2000 is due from IFG World Holdings Inc., and was unsecured, non-interest bearing and payable on demand. The receivable resulted from transactions involving a former key employee/director whereby the Company sent IFG World Holdings Inc. $5,000 to allow a former key employee/director to purchase 500,000 shares of its common stock. The loan was never utilized by the former key employee/director.

The company was not active in years prior to July 31, 2000 and therefore there is no information regarding related party transactions prior to July 31, 2000.

January 25, 2002                  Annual Report                         Page 36

                         International Financial Group


Item 8. Financial Information
-----------------------------

Financial Statements
--------------------

See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this report.


Legal Proceedings
-----------------

We are not involved in any material legal proceedings.


Dividend Policy
---------------

We have not declared dividends from our inception and do not foresee declaring any dividends in the foreseeable future. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements as well as other conditions we deem relevant.


Item 9. The Offer and Listing
-----------------------------

Our ordinary shares have never been quoted on any exchange or quotation service.


Item 10. Additional Information
-------------------------------

Memorandum and Articles of Association
--------------------------------------

1. The Company is registered at the Companies Registry with the Registrar of Companies in the Cayman Islands, and has been assigned company number CR-75001, registered office situated at P.O. Box 10098APO, Georgetown, Cayman Islands, British West Indies. The telephone number at that location is 345-946-4170.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of The Companies Law (2000 Revision) as referred to in paragraph two of the Memorandum of Association.

2. Article 97 of the Amended and Restated Articles of Association of the Company (the "Articles of Association") provides that a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Article 75 of the Articles of Association provides that the remuneration of the Directors shall from time to time be determined by the Company by ordinary resolution.

Article 89 of the Articles of Association provides the Directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can only be altered through an amendment to the Articles of Association.


January 25, 2002                  Annual Report                         Page 37

                         International Financial Group


Directors of the company do not have to retire under an age limit requirement and are not required to own shares of the company in order to serve as directors.

3. The share capital of the Company is $50,000USD divided into 50,000,000 ordinary shares with a par value of $0.001USD. The rights, preferences and restrictions attaching to the ordinary shares are as follows:


Dividend Rights (Articles 108-116)

The Directors may from time to time declare dividends (including interim dividends) by ordinary resolution and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefore. Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct. The Directors when paying dividends to the Members may make such payment either in cash or in specie. Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share. No dividend shall bear interest against the Company.


Voting Rights (Articles 61-69)

The holders of our ordinary shares are entitled to vote on all matters to be voted on by the members.


Profits (Article 110)

No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Law, the share premium account.


Liquidation (Article 113)

If we shall be wound up the liquidator may, with the sanction of an Ordinary Resolution of the Company divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.


Redemption (Articles 39-42)

Subject to the provisions of the Companies Law, the Company may:

     (a) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine;

     (b) purchase its own shares (including any redeemable shares) on such terms and in such manner as the Directors may determine and agree with the Member; and

     (c) make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.


January 25, 2002                  Annual Report                         Page 38

                         International Financial Group


Any share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share.

The Directors may when making payments in respect of redemption or purchase of shares, if authorized by the terms of issue of the shares being redeemed or purchased or with the agreement of the holder of such shares, make such payment either in cash or in specie.


Sinking Fund (Article 110)

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.


Capital Calls (Article 17-22)

The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their shares, and each Member shall (subject to receiving at least 14 days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight per centum per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part. The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified. The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight per cent. per annum) as may be agreed upon between the Member paying the sum in advance and the Directors.


Discrimination Against Shareholders

There are no provisions in the company's articles that would discriminate against an existing or prospective shareholder as a result of such shareholder holding a substantial number of shares.


4. Due to the fact that there is only one class of shares the rights of the ordinary shares cannot be changed. Upon the company having more than one class of shares in the future the action that is necessary to change the rights of holders of stock the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated pursuant to Article 8 and 9, with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied or abrogated by the creation or issue of further shares ranking pari passu therewith or the redemption or purchase of shares of any class by the Company.


January 25, 2002                  Annual Report                         Page 39

                         International Financial Group


5. Pursuant to Articles 46-60 the conditions governing the manner in which annual general meetings of shareholders are convoked are:


(a) The Directors may, whenever they think fit, convene a general meeting of the Company.

(b) General meetings shall also be convened on the written requisition of any Member or Members entitled to attend and vote at general meetings of the Company who hold not less than 10 per cent of the paid up voting share capital of the Company deposited at the registered office of the Company specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors shall be reimbursed to them by the Company.

(c) If at any time there are no Directors of the Company, any two Members (or if there is only one Member then that Member) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

(d) At least seven days notice counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given in a manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Members entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit.

(e) The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

There are no conditions of admission to a general meeting and there is no provision for an extraordinary general meeting.

6. There are no limitations on the rights to own the ordinary shares or to hold or exercise voting rights on the ordinary shares by non-resident or foreign shareholders.


7. There is no provision in the company's Articles and Memorandum of Association that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

The provisions in relation to the alteration of the Company's capital are in accordance with but no more onerous than the Companies Law.


Material Contracts
------------------

In the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.


Exchange Controls
-----------------

Not applicable.






January 25, 2002                  Annual Report                         Page 40

                         International Financial Group


Taxation
--------

Cayman Islands
--------------

At the present time there are no taxes imposed in the Cayman Islands, the jurisdiction in which we were formed and from which we currently conduct our business, on income, profits, capital gains or appreciation of the holders of the shares or warrants. There are also currently no taxes imposed by the Cayman Islands on the holders of shares or warrants in the nature of estate, duty, inheritance or capital transfer tax. Therefore, under the existing laws of the Cayman Islands, no income tax or withholding tax will be applicable in the Cayman Islands to holders of the shares or warrants offered hereby.

We are an exempted company under Cayman Islands law and we have made application to the Governor-in-Council of the Cayman Islands for, and expects to receive, an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which will provide that, for a period of 20 years from the date of issue of the undertaking, no law hereafter enacted in the Cayman Islands imposing any taxes or duty to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax will apply to our company or in respect of shares, debentures or other obligations of our company.


United States of America
------------------------

In this section we summarize the material anticipated United States income tax considerations relevant to a purchase of ordinary shares in this offering by individuals and corporations which:

     o For purposes of the United States Internal Revenue Code are resident in the United States, or are otherwise subject to United States federal income taxation without regard to source;

     o Hold the common shares as capital assets for purposes of the Internal Revenue Code;

     o    Deal at arm's length with International Financial Group Inc.;

     o Do not use or hold the ordinary shares in carrying on a business in the Cayman Islands, through a permanent establishment or in connection with a fixed base in the Cayman Islands or otherwise, and are not an insurer which carries on business in the Cayman Islands and elsewhere; and

     o    In the case of individual holders, are also U.S. citizens.

We will refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

We will assume, for purposes of this discussion, that you are an Unconnected U.S. Shareholder. The tax consequences of a purchase of ordinary shares (i.e. common shares) by persons who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed in this section.

This discussion is based upon:

     o the current provisions of the Internal Revenue Code and regulations under the Internal Revenue Code;

     o the administrative policies published by the U.S. Internal Revenue Service; and

     o    judicial decisions,

all of which are subject to change either prospectively or retroactively. We do not discuss the potential effects of any recently proposed legislation in the United States and do not take into account the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.


January 25, 2002                  Annual Report                         Page 41

                         International Financial Group


IFG intends this discussion to be a general description of the U.S. Federal Income Tax considerations material to a purchase of ordinary (common) shares. This discussion does not deal with all possible tax consequences relating to an investment in IFG's ordinary shares. IFG has not taken into account your particular circumstances and does not address consequences peculiar to you under provisions of U.S. tax law or any other taxing jurisdiction. Therefore, you should consult your own tax advisor regarding the particular consequences to you of purchasing ordinary shares in this offering.


United State Federal Income Tax Considerations
----------------------------------------------

As an Unconnected U.S. Shareholder, you generally will include in income dividend distributions paid by IFG to the extent of our current or accumulated earnings and profits. You must include in income an amount equal to the U.S. dollar value of such dividends on the date of receipt based on the exchange rate on such date, without reduction for any withholding tax. To the extent dividend distributions paid by IFG exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

Dividends paid by IFG on the shares will not generally be eligible for the "dividends received" deductions. An Unconnected U.S. Shareholder, which is a corporation, may, under some circumstances, be entitled to a 70% deduction of the U.S. source portion of dividends received from IFG if such Unconnected U.S. Shareholder owns shares representing at least 10% of our voting power and value.

If you sell the shares, you generally will recognize gain or loss in an amount equal to the difference, if any between the amount realized on the sale and your adjusted tax basis in the shares. Any gain or loss you recognize upon the sale of shares held as capital assets will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year.

Under current U.S. tax regulations, dividends paid by us on the shares generally will not be subject to U.S. information reporting or the 31% backup withholding tax unless they are paid in the United States through a U.S. or U.S. related paying agent, including a broker. If you furnish the paying agent with a duly completed and signed Form W8-BEN or W-9 or such other form as is appropriate to the situation such dividends will not be subject to the backup withholding tax. We recommend that you see a tax advisor to determine the appropriate form to complete and file with your agent so that you are not subject to withholding tax unnecessarily. You will be allowed a refund or a credit equal to any amounts withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.


Personal Holding Companies
--------------------------

We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

     o if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

     o we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income, which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe it is a personal holding company presently, and we do not expect to become one. However, we cannot assure you that we will not qualify as a personal holding company in the future.


January 25, 2002                  Annual Report                         Page 42

                         International Financial Group


Foreign Personal Holding Companies
----------------------------------

We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

     o five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

     o at least 60%, 50% in some cases, of our gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.

If we are classified as a foreign personal holding company and if you hold shares on the last day of our taxable year, you must include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently, and we do not expect to become one. However, we cannot assure you that we will not qualify as a foreign personal holding company in the future.


Passive Foreign Investment Companies
------------------------------------

The rules governing "passive foreign investment companies" can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a passive foreign investment company if, for any taxable year, either:

     o 75% or more of its gross income is "passive income," which includes interest, dividends and some types of rents and royalties, or

     o the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of our assets that produce or are held for the production of "passive income" is 50% or more.

Distributions which constitute "excess distributions," as defined in Section 1291 of the Internal Revenue Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned. However, if an Unconnected U.S. Shareholder makes a timely election to treat IFG as a qualified electing fund under section 1295, the above-described rules generally will not apply. Instead, the Unconnected U.S. Shareholder would include annually in his gross income his pro rata share of our ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. Tax on this income, however, may be deferred.

In addition, subject to specific limitations, Unconnected U.S. Shareholders owning actually or constructively marketable shares in a passive foreign investment company may make an election to mark that stock to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark to market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses.

In addition, special rules apply if we qualify as both a passive foreign investment company and a "controlled foreign corporation," as defined below, and an Unconnected U.S. Shareholder owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares entitled to vote.

We believe that we will not be a passive foreign investment company for the current fiscal year and we do not expect to become a passive foreign investment company in future years. You should be aware, however, that if we are or become a passive foreign investment company we may not be able to satisfy record-keeping requirements that would permit you to make a qualified electing fund election. You should consult your tax advisor with respect to how the


January 25, 2002                  Annual Report                         Page 43

                         International Financial Group


passive foreign investment company rules affect your tax situation, including the advisability of making an election to treat us as a qualified electing fund or making a mark to market election.


Controlled Foreign Corporation
------------------------------

If more than 50% of the voting power of all classes of our shares or the total value of our shares is owned, directly or indirectly, by citizens of the United States, U.S. domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a "controlled foreign corporation" under Subpart F of the Internal Revenue Code. This classification would effect many complex results, including requiring such shareholders to include in income their pro rata shares of our "Subpart F Income," as defined by the Internal Revenue Code. In addition, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five-year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

We do not believe that we are a controlled foreign corporation and we do not anticipate that we will become a controlled foreign corporation as a result of the offering. However, we cannot assure you that we will not qualify as a controlled foreign corporation in the future.


Documents On Display
--------------------

Documents which are referred to in this annual return and that are not confidential to our company, all of which are or will be in effect may be obtained and/or reviewed at our offices by contacting Ms. Catherine Rublack at investorservices@ifg.com or 345-946-4170 or 869-469-7040. We may require a
------------------------

prospective investor's prior execution of confidentiality and nondisclosure agreements before accessing certain of our documents.


Item 11. Quantitative and Qualitative Disclosure about Market Risk
------------------------------------------------------------------

(a)  Quantitative and Qualitative information about market risk.

We are not subject to market risk as referred to in this item because we use the United States of America dollar in all transactions we conduct and operate in jurisdictions that utilize the American dollar as the unit of measure. Other than being a foreign issuer our company would satisfy the definition of a Small Business Issuer under the Securities Exchange Act of 1934.


Item 12. Description of Securities other than Equity Securities
---------------------------------------------------------------

     Not applicable.


PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
--------------------------------------------------------

     Not applicable.




January 25, 2002                  Annual Report                         Page 44

                         International Financial Group


Item 14. Material Modifications to the Rights of Security Holders and Use of
----------------------------------------------------------------------------
Proceeds
--------

     Not applicable.


PART III

Item 17. Financial Statements
-----------------------------

     Not applicable.


Item 18. Financial Statements
-----------------------------

FINANCIAL STATEMENTS AND SCHEDULE
---------------------------------

     The following Consolidated Financial Statements and Financial Statement Schedule are included at the end of this report:

     FINANCIAL STATEMENTS
     --------------------

     o    Report of Independent Auditors
     o    Consolidated Balance Sheets as of July 31, 2001 and 2000
     o Consolidated Statements of Operations for the years ended July 31, 2001 and July 31, 2000
     o Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended July 31, 2001 and July 31, 2000.
     o Consolidated Statements of Cash Flows for the years ended July 31, 2001and July 31, 2000.
     o    Notes to Consolidated Financial Statements


Item 19. Exhibits
-----------------

1. Articles and Memorandum of Association, restated March 14, 2001 (Exhibit 3.1 F-1 Registration statement dated October 31, 2001.)*

2.  23.1 Consent of Miller & McCollom dated January 28, 2002.

* Previously filed.



                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                    INTERNATIONAL FINANCIAL GROUP INC.

                                     /s/ Kevin C. Mellor
                                     -------------------
                                    Kevin C. Mellor - President and Director
                                    Authorized U.S. Representative



Date: January 25, 2002


January 25, 2002                  Annual Report                         Page 45

                       INTERNATIONAL FINANCIAL GROUP, INC.


                        CONSOLIDATED FINANCIAL STATEMENTS


                                  July 31, 2001








































January 25, 2002                  Annual Report                         Page 46

                       INTERNATIONAL FINANCIAL GROUP, INC.

                   INDEX TO CONSOLIDATED FINANICAL STATEMENTS

                                      With

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                                                      Page

Audit Report of Independent Certified Public Accountants               F-2

Consolidated Financial Statements:

         Balance Sheets                                                F-3

         Statements of Operations                                      F-4

         Statements of Shareholders' Equity                            F-5

         Statements of Cash Flows                                      F-6

         Notes to Financial Statements                             F-7 to F12























January 25, 2002                  Annual Report                         Page 47

                         Independent Accountants' Report



Board of Directors
International Financial Group, Inc.

     We have audited the accompanying balance sheets of International Financial Group, Inc. (a Development Stage Company) as of July 31, 2001, and July 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the years ended July 31, 2001 and 2000, and for the period from July 14, 1997 (date of incorporation) through July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Financial Group, Inc. (a Development Stage Company) as of July 31, 2001, and July 31, 2000, and the results of its operations, its stockholders' equity, and its cash flows for the years then ended and for the period from July 14, 1997 (date of incorporation) to July 31, 2001, in conformity with generally accepted accounting principles in the United States of America.


/s/  Miller and McCollom


MILLER AND MCCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
October 30, 2001

January 25, 2002                  Annual Report                         Page 48

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                           Consolidated Balance Sheets

                                                           July 31, 2001            July 31, 2000
                                                        --------------------      -------------------

                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                               $       382,884           $       714,035
   Restricted cash (Note 10)                                        99,795                   200,000
   Accounts receivable                                              43,484                    26,000
   Subscription receivable                                              --                   500,000
   Prepayment and deposits                                          45,695                    10,000
   Loan receivable from related parties (Note 4)                   145,200                     5,000
                                                        --------------------      -------------------
          Total current assets                                     717,058                 1,455,035

PROPERTY AND EQUIPMENT:
   Office furniture and equipment                                   33,997                        --
   Computer equipment and software                                  75,181                     5,428
                                                        --------------------      -------------------
          Total property and equipment                             109,178                     5,428
   Less accumulated depreciation                                   (21,044)                       --
                                                        --------------------      -------------------
          Net property and equipment                                88,134                     5,428

OTHER ASSETS:
   Intangible asset (Note 8)                                        20,000                    20,000
                                                        --------------------      -------------------

Total assets                                               $       825,192           $     1,480,463
                                                        ====================      ===================

                       LIABILITIES AND SHARHOLDERS' EQUITY

CURRENT LIABILTIES:
   Loans payable to related parties (Note 4)               $        20,200           $        37,200
   Accounts payable and accrued expenses                            81,235                    34,833
   Customer Trust funds                                             99,795                        --
                                                        --------------------      -------------------
          Total current liabilities                                201,230                    72,033

COMMITMENTS AND CONTIGENCIES
   (Notes 12 and 14)                                                    --                        --

SHAREHOLDERS' EQUITY:
   Common stock 50,000,000 shares of $0.001
     issued and outstanding at July 31, 2001 and 2000
     par value authorized; 20,250,000 and 20,000,000                20,250                    20,000
   Contributed surplus                                           2,142,250                 2,140,000
   Subscription receivable (Note 5)                                     --                  (500,000)
   Deficit accumulated during the development stage             (1,538,538)                 (251,570)
                                                        --------------------      -------------------
          Total shareholders' equity                               623,962                 1,408,430
                                                        --------------------      -------------------

Total liabilities and shareholders' equity                 $       825,192           $     1,480,463
                                                        ====================      ===================

              The accompanying notes to financial statements are an
                        integral part of this statement.
                                       F-3


January 25, 2002                  Annual Report                         Page 49

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                      Consolidated Statements of Operations


                                                                                      July 14, 1997 (Date of
                                                  Years Ended July 31,                Incorporation) through
                                                2001                   2000                July 31, 2001
                                         ------------------      ----------------    -------------------------

INCOME                                      $      48,365         $          --           $         48,365

COST OF SALES                                       7,633                    --                      7,633
                                         ------------------      ----------------    -------------------------
         Gross profit                              40,732                    --                     40,732

EXPENSES:
   Legal and professional fees                    229,595               149,712                    379,307
   Salaries and consulting fees                   518,379                78,468                    596,847
   Depreciation                                    25,468                    --                     25,468
   Other administrative expenses                  545,951                23,390                    569,341
                                         ------------------      ----------------    -------------------------
         Total expenses                         1,319,393               251,570                  1,570,963
                                         ------------------      ----------------    -------------------------

NET LOSS FROM OPERATIONS                       (1,278,661)             (251,570)                (1,530,231)

OTHER INCOME (EXPENSE):
   Loss on sale of assets                          (8,307)                   --                     (8,307)
                                         ------------------      ----------------    -------------------------

NET LOSS                                    $  (1,286,968)        $    (251,570)          $     (1,538,538)
                                         ==================      ================    =========================

Net (loss) per common share                 $      (.06)          $      (.09)            $         (.09)
                                         ==================      ================    =========================

Weighted average
   shares outstanding                          20,100,000             2,918,650                 17,645,521



















              The accompanying notes to financial statements are an
                        integral part of this statement.
                                       F-4


January 25, 2002                  Annual Report                         Page 50

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Consolidated Statement of Shareholders' Equity


                              Common        Common Stock      Contributed      Subscription                      Shareholders'
                              Shares                            Surplus         Receivable         Deficit          Equity
                            ------------    --------------    -------------    --------------    ------------    -------------

Stock issued June, 2000
   to IFG World Holdings,
   Inc. (Notes 1 and 5)     16,000,000            16,000          144,000               --            --             160,000

Stock issued under
   private placement         4,000,000             4,000        1,996,000          (500,000)                       1,500,000

Net loss for the year
   ended July 31, 2000             --                --               --                --         (251,570)        (251,570)
                            ------------    --------------    -------------    --------------    ------------    -------------

Balance July 31, 2000       20,000,000            20,000        2,140,000          (500,000)       (251,570)       1,408,430

Payment received for
   private placement               --                --               --            500,000             --           500,000

Stock issued under
   private placement           250,000               250            2,250                               --             2,500

Net loss for the year
   ended July 31, 2001             --                --               --                --       (1,286,968)      (1,286,968)
                            ------------    --------------    -------------    --------------    ------------    -------------

Balance July 31, 2001       20,250,000      $     20,250      $ 2,142,250      $        --      $(1,538,538)     $   623,962
                            ============    ==============    =============    ==============    ============    =============





















              The accompanying notes to financial statements are an
                        integral part of this statement.
                                       F-5


January 25, 2002                  Annual Report                         Page 51

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                      Consolidated Statement of Cash Flows

                                                                                                    July 14, 1997 (Date of
                                                           Year Ended             Year Ended         Incorporation) through
                                                         July 31, 2001          July 31, 2000             July 31, 2001
                                                      -------------------    -------------------   -------------------------

Cash Flows from Operating Activities:
   Net loss                                            $     (1,286,968)      $       (251,570)      $     (1,538,538)
   Adjustments to reconcile net loss to
     net cash used in operating activities
       Depreciation                                              25,468                     --                 25,468
       Net change in operating assets and
          liabilities -
            Restricted cash                                     100,205               (200,000)               (99,795)
            Accounts receivable                                 (17,484)               (26,000)               (43,484)
            Prepaid expense                                     (35,695)               (10,000)               (45,695)
            Accounts payable and accrued
            expense                                              46,402                 34,833                 81,235
                                                      -------------------    -------------------   -------------------------

Net cash (used) by operating activities                      (1,168,072)              (452,737)            (1,620,809)

Cash flows from investing activities:
   Loan receivable from related parties                        (137,700)                (5,000)              (142,700)
   Purchase of intangible asset                                      --                (20,000)               (20,000)
   Purchase of property and equipment                          (133,570)                (5,428)              (138,998)
   Sale of property and equipment                                25,396                     --                 25,396
                                                      -------------------    -------------------   -------------------------

Net cash (used) by investing activities                        (245,874)               (30,428)              (276,302)

Cash flows from financing activities:
   Proceeds from issuance of common
   stock                                                      1,000,000              1,160,000              2,160,000
   Loan payable to related party                                (17,000)                37,200                 20,000
   Customer trust deposit                                        99,795                     --                 99,795
                                                      -------------------    -------------------   -------------------------

Net cash provided by financing activities                     1,082,795              1,197,200              2,279,995
                                                      -------------------    -------------------   -------------------------

Net increase (decrease) in cash                                (331,151)               714,035                382,884

Cash, beginning of period                                       714,035                     --                     --
                                                      -------------------    -------------------   -------------------------

Cash, end of period                                    $        382,884       $        714,035       $        382,884
                                                      ===================    ===================   =========================

Supplemental cash flow information:
   Interest paid                                       $             --                     --                     --
   Income taxes paid                                   $             --                     --                     --


              The accompanying notes to financial statements are an
                        integral part of this statement.
                                       F-6


January 25, 2002                  Annual Report                         Page 52

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
           July 14, 1997 (date of incorporation) through July 31, 2001


Note 1 - Incorporation and Background Information
-------------------------------------------------

International Financial Group, Inc. (the "Company"), was registered as an exempt company in the Cayman Islands on July 14, 1997, under the name The Caledonian 500 Index Fund. On March 13, 2000, the Company changed its name to INTERNET FINANCIAL GROUP, INC. On May 29, 2000, the Company changed its name to ifg.com, Inc. On March 7, 2001, the Company changed its name to International Financial Group, Inc. As of July 31, 2001, the Company was in the Development Stage. The Company is 98.8% owned by IFG World Holdings Inc., which is wholly owned by IFG World Holdings Trust. The Company holds a trade and business license to conduct offshore business in the Cayman Islands. The Company was established to act as a holding corporation for its operating subsidiaries carrying on business in the Cayman Islands, Nevis and other offshore jurisdictions.

The Company intends to carry on the business of supplying offshore financial products and services via traditional delivery channels and the Internet. The Company plans to establish itself as a comprehensive provider of banking, securities, insurance, trust, corporate and management products and services.

As of July 31, 2001, IFG Trust Services, Inc., and IFG Investment Services, Inc., in Nevis have commenced operations.

The Company has commenced limited business operations, as referred to above and is continuing its' efforts to raise capital. The Company is subject to risks common to startup companies and companies in new and rapidly evolving markets, including a limited operating history, dependence on key personnel, the need to raise capital, rapid technological change, political uncertainty, competition, and the need for successful development and marketing of products and services. The Company may have risks associated with the impact of the terrorists' activities on September 11, 2001 and incur immediate and potential long-term effect upon its operations and ability to raise capital.

Note 2 - Significant Accounting Policies
----------------------------------------

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in United States dollars. The financial reporting year-end is July 31. The financial statements reflect the following significant accounting policies:

January 25, 2002                  Annual Report                         Page 53

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
           July 14, 1997 (date of incorporation) through July 31, 2001

Note 2 - Significant Accounting Policies (continued)
----------------------------------------------------

     Principles of Consolidation
     ---------------------------

          The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-company accounts have been eliminated.

     Use of Estimates
     ----------------

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

     Revenue Recognition
     -------------------

          Revenue reflected in the financial statements consists of sales of international business corporations and from the sale of trusts. International business corporation revenue is recognized when a contract has been executed with the client and certificates of incorporation issued. Trust revenue is recognized when a contract has been executed with the client and a trust certificate issued.

          Cost of Revenue includes all expenditures incurred in connection with the establishment of international business corporations and trusts, including all direct charges and associated bank charges.

     Fixed Assets
     ------------

          Fixed assets are recorded at cost, net of accumulated depreciation, and are depreciated on a straight-line basis over their estimated useful lives. Management has estimated the useful life of computer equipment to be three years and the life of office furniture and equipment to be seven years.

     Intangibles
     -----------

          Intangibles are recorded at cost and will be amortized on a straight-line basis over their estimated useful life.

January 25, 2002                  Annual Report                         Page 54

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
           July 14, 1997 (date of incorporation) through July 31, 2001

Note 2 - Significant Accounting Policies (continued)
----------------------------------------------------

     Common Stock
     ------------

          Common stock in the accompanying financial statements are represented by Certificates often referred to as Ordinary Shares.

     Earnings (loss) per share
     -------------------------

          Basic earnings (loss) per share is computed by dividing net earnings
          (loss) by the weighted average number of common shares outstanding for the period.

Note 3 - Prepaid Expenses
-------------------------

The Company has paid fees in advance to law firms and other third parties in jurisdictions around the world for the purpose of receiving legal advice on securities matters and offshore finance. The prepaid fees are recognized as expenses when the services are rendered.

Note 4 - Related Party Transactions
-----------------------------------

The Company's loan payable of $20,200 is due to IFG World Holdings, Inc., the Company's parent, and is unsecured, non-interest bearing and payable upon demand.

The Company has loans receivable from IFG World Holdings Inc., totaling $145,200 and are unsecured, non-interest bearing and payable on demand. A loan of $10,000 of the total resulted from transactions involving a former key employee/director whereby the Company issued 250,000 shares of its common stock as described in
Note 5, and included an adjustment for amounts the former key employee/director had paid to IFG World Holdings Inc. In addition, there were payments made by the Company on behalf of IFG World Holdings, Inc. totaling $135,200.

Note 5 - Common Stock
---------------------

As of July 31, 2000, the Company had recorded $500,000 as a subscription receivable representing unremitted subscription proceeds pursuant to an offering memorandum dated June 13, 2000. This amount was paid subsequent to July 31, 2000.

On March 7, 2001, the Company issued 250,000 shares of its common stock to a trust that a former key employee/director was the beneficiary of for $2,500.

January 25, 2002                  Annual Report                         Page 55

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
           July 14, 1997 (date of incorporation) through July 31, 2001


Note 6 - Private Placement of Common Stock
------------------------------------------

The Company raised $2,000,000 pursuant to an offering memorandum dated June 13, 2000, by offering 4,000,000 units that are comprised of one (1) share and one
(1) warrant having an exercise price of $5.00 per warrant that becomes null and void on December 31, 2002. The warrant allows the purchaser to purchase one (1) share of common stock. The units issued under this offering memorandum were later acquired by IFG World Holdings Inc., the Company's sole owner. See Note
(15). On July 17, 2001 the Company lowered the exercise price to $2.00 from $5.00 on the 4,000,000 warrants held by IFG World Holdings, Inc.

Note 7 - Financial Instruments
------------------------------

The carrying value of cash, accounts receivable, amounts due from related parties, deposits and loans payable to related parties, accounts payable, and accrued expenses reflected in the financial statements approximate fair value due to their short term nature.

Note 8 - Intangibles
--------------------

The Company purchased the Uniform Resource Locator (URL) www.ifg.com for its
                                                         -----------
sole use in May 2000. A URL specifies the location of a resource residing on the Internet. No amortization has been recorded on the URL as it is still under construction and has not been put into use.

Note 9 - Fixed Assets
---------------------

The Company has purchased computer and other ancillary equipment and certain furniture and fixtures. Depreciation is recorded in accordance with the policy described in Note 2.

Note 10 - Restricted Cash
-------------------------

The Company had placed $200,000 in trust with its solicitors during the year ended July 31, 2000, as a condition for receiving its trust license in Nevis for its subsidiary IFG Trust Services, Inc. These funds were to remain in trust for a period of time and then returned to the Company. The funds were returned to the Company on July 13, 2001.

At July 31, 2001, the Company's subsidiary, IFG Trust Services Inc., had on deposit in trust $99,795 for one of its customers.

January 25, 2002                  Annual Report                         Page 56

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
           July 14, 1997 (date of incorporation) through July 31, 2001

Note 11 - Recent Accounting Pronouncements
------------------------------------------

The Financial Accounting Standards Board (FASB) issued a Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." Because of the prospective nature of the Company's business, the Company anticipates having more than one segment of business operations.

The FASB issued a Statement of Financial Standards No. 130, "Reporting Comprehensive Income." Because of the prospective nature of the Company's business, the Company expects to have Comprehensive Income other than net income.

In June of 1998, the FASB issued Statement of Accounting Standards No. 133 ("SFAS133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their value. This statement, as amended by SFAS 137, is effective for financial statements for all fiscal quarters to all fiscal years beginning after June 15, 2000. Because of the prospective nature of the Company's business, the Company may engage in derivative or hedging activities.

In December 1999, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarized certain of the SEC's views regarding the application of generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC amended SAB 101 to require companies with fiscal years beginning after December 15, 1999, to implement the provisions of SAB 101 no later than the fourth fiscal quarter. The Company has adopted the provisions of SAB 101 in the first quarter that it has revenue.

Note 12 - Risks and Uncertainties
---------------------------------

Because of the nature of the Company's prospective businesses, there are considerable risks and uncertainties inherent in the planned operations. Further risks and uncertainties are dependent upon the Company's ability to provide the necessary capital for its operations. The Company will be subject to considerable government regulations and restrictions which would be associated with the multiple governmental organizations that it proposes to operate under.

January 25, 2002                  Annual Report                         Page 57

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
           July 14, 1997 (date of incorporation) through July 31, 2001


Note 13 - Income Taxes
----------------------

At the present time, no income, profit, capital or capital gains taxes are levied in the Cayman Islands. Accordingly, no provision for such taxes has been recorded in the accompanying financial statements. In the event that such taxes are levied, the Company has received an undertaking from the Cayman Islands government exempting it from all such taxes until April, 2020. Except under certain circumstances, the Company does not expect to be liable for United States income taxes.

Note 14 - Commitments
---------------------

The Company and its subsidiaries have entered into two office leases. One of the leases has been sublet to the date of its expiration. Future base rent commitments for the year ending July 31, 2002 is $26,200. The lease provides a renewal provision of one year with a condition limiting the monthly rental increase to 10%.

Note 15 - Subsequent Event
--------------------------

Subsequent to July 31, 2001, the Company's subsidiary, IFG Trust Services Inc., entered into a revenue sharing agreement with another trust company whereby IFG Trust Services Inc. will service the former trust company's client base.

The Company has registered with the Securities and Exchange Commission an offering for the Company to sell 5,000,000 units with each unit consisting of one (1) ordinary share and one (1) share purchase warrant that allows the holder of each warrant to purchase one (1) ordinary share at an exercise price of $2.00, to be exercised not later than December 31, 2002.

January 25, 2002                  Annual Report                         Page 58