Form 20-F
period 2002-07-31
INTERNATIONAL FINANCIAL GROUP INC /CAYMAN ISLANDS/
filed 2003-02-14
CIK 1137281

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended July 31, 2002.


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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of January 31, 2003 was 21,146,500 Ordinary Shares.

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

      Introduction............................................................1
      Accounting Periods and Principles.......................................1
      Cautionary Statement Regarding Forward-Looking Information..............1
   ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............2
   ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...........................2
   ITEM 3.  KEY INFORMATION...................................................2
      International Financial Group's Selected Financial Data.................2
      Risk Factors............................................................3
   ITEM 4.  INFORMATION ON THE COMPANY........................................9
      History and Background..................................................9
      The Subsidiaries.......................................................11
      Industry Background....................................................12
      Business Strategy......................................................16
      Government Regulation..................................................18
      Organizational Structure...............................................19
   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................20
   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................24
   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................26
   ITEM 8.  FINANCIAL INFORMATION............................................28
   ITEM 9.  THE OFFER AND LISTING............................................28
   ITEM 10. ADDITIONAL INFORMATION...........................................28
      Memorandum and Articles of Association.................................28
      Material Contracts.....................................................31
      Exchange Controls......................................................31
      Taxation...............................................................32
      Personal Holding Companies.............................................33
      Foreign Personal Holding Companies.....................................34
      Passive Foreign Investment Companies...................................34
      Controlled Foreign Corporation.........................................35
      Documents On Display...................................................35
   ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK........35
   ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........35

PART II......................................................................35

   ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................35
   ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
   AND USE OF PROCEEDS.......................................................36

PART III.....................................................................36

   ITEM 17. FINANCIAL STATEMENTS.............................................36
   ITEM 18. FINANCIAL STATEMENTS.............................................36
   ITEM 19. EXHIBITS.........................................................36

FINANCIAL STATEMENTS.........................................................39

EXHIBIT 99.1.................................................................51

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  i

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


PART I
------

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


Accounting Periods and Principles
---------------------------------

We have prepared our audited annual consolidated financial statements as of July 31, 2002 and for the previous two years in U.S. dollars in accordance with United States generally accepted accounting principles (U.S. GAAP).

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


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  1

                       International Financial Group, Inc.
--------------------------------------------------------------------------------



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

We selected historical financial data set forth below as of and for each of the years ended July 31, 2002, 2001 and 2000 have been derived from our consolidated financial statements, which have been audited by Miller & McCollom, Certified Public Accountants, Lakewood Colorado, USA, independent accountants. We only represent these particular years because the Company was not in operation for the years 1997 to 1999 even though it was incorporated and in good standing for those years. Our financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP.

Our U.S. GAAP audited annual consolidated financial statements as of July 31, 2002, 2001 and 2000 are included in this annual report.

                                       2002             2001             2000
                                       ----             ----             ----
Income                            $   395,260      $    48,365                -
Cost of Sales                         112,238            7,633                -
Gross Profit                          283,022           40,732                -
Net Loss From Operations              510,210        1,278,661          251,570
Net Loss                              495,210        1,286,968          251,570
Net (loss) per common share              (.02)            (.06)           (.09)
Total Assets                          514,470          825,192        1,480,463
Total Shareholders Equity             217,988          623,962        1,408,430
Common Stock                           21,146           20,250           20,000
Contributed Surplus                 2,231,004        2,142,250        2,140,000
Subscription Receivable                     -                -         (500,000)
No. of Shares                      21,146,500       20,250,000       20,000,000
Dividend Declared per Share                 -                -                -



--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  2

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Risk Factors
------------

Investors, holders and prospective purchasers of our shares of our company should, in addition to paying due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also carefully consider all of the information set forth in this annual report. In general, investing in the securities of issuers in development stage of its business involves a higher degree of risk than investing in established companies with historical earnings and financial data to compare and analyze.

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

BECAUSE IFG AND ITS OFFICERS AND DIRECTORS ARE LOCATED IN NON-U.S.
------------------------------------------------------------------
JURISDICTIONS, INVESTORS MAY HAVE NO EFFECTIVE RECOURSE AGAINST IFG OR ITS
--------------------------------------------------------------------------
MANAGEMENT FOR MISCONDUCT AND YOU MAY NOT BE ABLE TO ENFORCE JUDGMENTS AND CIVIL
--------------------------------------------------------------------------------
LIABILITIES AGAINST IFG AND ITS OFFICERS, DIRECTORS, EXPERTS AND AGENTS.
------------------------------------------------------------------------

International Financial Group Inc. has been incorporated under the laws of the Cayman Islands, and our executive offices are located in the Federation of St. Kitts and Nevis. Many of our directors, controlling persons and officers, and representatives of the experts named in this prospectus, are residents of the Federation of St. Kitts and Nevis and Canada, and a substantial portion of their assets and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and representatives of experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Cayman Islands against us or against any of our directors, controlling persons, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts and of liabilities based solely upon the federal securities laws of the United States.

BECAUSE THE REGULATORY AND TECHNOLOGICAL ENVIRONMENT AFFECTING INTERNET OFFSHORE
--------------------------------------------------------------------------------
FINANCIAL SERVICES IS RAPIDLY CHANGING, IF WE CANNOT COMPLY WITH CHANGING
-------------------------------------------------------------------------
INDUSTRY REGULATIONS, OR ADOPT ADVANCES IN TECHNOLOGY, WE MAY BE UNABLE TO
--------------------------------------------------------------------------
COMPETE EFFECTIVELY.
--------------------

The offshore financial services industry is characterized by rapid technological change, changes in customer requirements, new service and product introductions and enhancements, evolving industry standards and regulation from state, federal and foreign governments. At present the G7 countries, the United Nations and the Organization for Economic Cooperation and Development are lobbying for new

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  3

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


legislation and regulations that would require the disclosure of information regarding participants in the offshore finance industry, with an eye toward preventing tax evasion and money laundering. In this regard, the Cayman Islands, has recently introduced legislation to criminalize failure to disclose to the Cayman authorities knowledge or suspicion of money laundering.

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

IF WE ARE NOT ABLE TO OBTAIN FUTURE FINANCING WHEN REQUIRED, WE MIGHT BE FORCED
-------------------------------------------------------------------------------
TO DISCONTINUE OUR BUSINESS.
----------------------------

We may need to raise additional funds in order to maintain our trust and investment services business, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. There can be no assurance that additional financing will be available when needed on terms favorable to us. There is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business, which might result in the loss of some or all of your investment in IFG.

BECAUSE A SUBSTANTIAL PORTION OF OUR REVENUES IS EXPECTED TO BE DERIVED FROM OUR
--------------------------------------------------------------------------------
SECURITIES BUSINESS, WE ARE PARTICULARLY VULNERABLE TO CHANGES IN MARKET
------------------------------------------------------------------------
CONDITIONS BEYOND OUR CONTROL.
------------------------------

A substantial portion of our revenues is expected to be derived from advice provided to our clients through our securities subsidiary. The securities business is subject to fluctuations and is directly affected by global economic conditions, broad trends in business and finance and fluctuations in volume and price levels of securities transactions, all of which are beyond our control. Severe market fluctuations in the future could have a material adverse affect on our business, financial condition and operating results. The securities business is also subject to various other risks, including customer default and employee misconduct, errors and omissions. We may be responsible for any such losses that may occur as a result of these risks. The securities industry has undergone many fundamental changes during the last two decades, including regulation and deregulation in many countries, as well as consolidation. There can be no assurance that future changes will not have a material adverse affect on our business, financial condition and operating results. In addition, commissions charged to customers for brokerage services have steadily decreased, and we expect such decreases to continue. There can be no assurance that such decreases will not have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of a return of capital invested in IFG.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  4

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


who already obtain their financial services from more traditional providers such as banks, brokerage firms, lawyers, trust companies, insurance brokers etc., may be reluctant or slow to change to utilizing our current and proposed products and services over the Internet.

The future of our success will depend, in part, on our ability to attract offshore financial services clients, to develop and use leading technologies, respond to technological advances, enhance our existing products and services and develop new products and services on a timely and cost-effective basis. There can be no assurance that the market for our offshore financial services will develop or, if it does develop, will continue to grow, or that we will be successful in effectively developing or using new technologies, responding to technological advances or developing, introducing or marketing new products and services to establish, maintain or enhance our client base.

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

BECAUSE WE DEPEND ON OUR COMPUTER SYSTEMS FOR ALL OF OUR OPERATIONS, ANY SYSTEM
-------------------------------------------------------------------------------
FAILURE WOULD DAMAGE OUR BUSINESS AND PROLONGED FAILURE COULD FORCE US OUT OF
-----------------------------------------------------------------------------
BUSINESS.
---------

Our success is dependent on the integrity and reliability of our computer systems (hardware and software) and electronic systems supporting our operations, websites and Internet applications. Extraordinary volumes of activity could cause our computer systems and Internet applications to operate at an unacceptably low speed or even fail. Any significant degradation or failure of the computer systems or any other systems (including third party providers integrated with our computer and Internet system) could cause users of

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  5

                       International Financial Group, Inc.
--------------------------------------------------------------------------------

our system to suffer delays in carrying out their business activities. Such delays could cause substantial losses for users of our system and could subject us to claims from users for losses, including litigation claiming fraud or negligence. There can be no assurance that our computer systems and Internet applications will not fail for a variety of reasons, including, but not limited to, an act of God, natural disaster, fire, power or telecommunications failure, war, political instability or failure by a third-party software or hardware provider. Any computer systems failure that causes interruptions in our operations and delivery of service could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

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

BECAUSE ANOTHER COMPANY CONTROLS A MAJORITY OF OUR COMMON STOCK, INVESTORS WILL
-------------------------------------------------------------------------------
HAVE LITTLE OR NO CONTROL OVER IFG OR ITS MANAGEMENT.
-----------------------------------------------------

We remain controlled by IFG World Holdings Inc., the major controlling shareholder to IFG. As a result, IFG World Holdings Inc. will have the ability to control matters affecting IFG, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of IFG's shares. Because Mr. Daniel MacMullin currently owns over 99% of IFG's shares, investors will not be able to replace our management if they disagree with the way IFG's business is being run. Because control by "insiders" could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in IFG.

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

BECAUSE WE RELY ON THE HONESTY OF OUR CLIENTS, WE MAY BREACH MONEY-LAUNDERING
-----------------------------------------------------------------------------
LAWS IF OUR CLIENTS LIE TO US, WHICH MIGHT PUT US OUT OF BUSINESS.
------------------------------------------------------------------

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  6

                       International Financial Group, Inc.
--------------------------------------------------------------------------------



Although most offshore regulatory regimes contemporarily require the production of extensive due diligence representation (in order to comply with the "know your client" rule) from new parties involved in offshore financial structures (e.g., directors, beneficiaries and beneficial owners, settlors, bank account signatories, etc.), we cannot guarantee that required information and due diligence provided by each new client will not be mistaken, misrepresented, the product of forgery and/or fraud or otherwise inaccurate for reasons beyond our control or the client.

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

It is our intent to expand our business to a number of offshore financial centers through strategic alliances. In order to expand our services globally, we must comply with regulatory controls of each specific country in which it conducts business, which may include finding qualified professionals and business people capable of providing correspondent services. The varying compliance requirements of these different regulatory jurisdictions may also limit our ability to expand internationally.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  7

                       International Financial Group, Inc.
--------------------------------------------------------------------------------

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

BECAUSE WE ARE SUBJECT TO NET CAPITAL AND INSURANCE REQUIREMENTS, WE WILL HAVE
------------------------------------------------------------------------------
TO MAINTAIN SIGNIFICANT CASH RESERVES, WHICH MAY LEAVE US WITH LESS WORKING
---------------------------------------------------------------------------
CAPITAL AND MIGHT RESULT IN LIQUIDATION OF IFG.
-----------------------------------------------

IFG's subsidiary, IFG Trust Services is subject to certain net capital to carry on its current trust, corporate and management services. Failure to satisfy or maintain the required net capital may prevent us from maintaining the required license to carry on our trust business and may subject the us or our subsidiaries to fines, suspension or revocation of license's and registration's granted by certain governmental bodies, which could require liquidation of IFG and/or its subsidiaries. In addition, a change in the net capitalization that IFG Trust Services Inc. is subject to, the imposition of new rules or any unusually large charge against net capital or insurance requirement could limit our operations, which in turn, could limit our ability to pay dividends. A significant operating loss or any unusually large charge against net capital could adversely affect the our ability to expand or even develop the level of business currently planned in IFG Trust Services Inc., which could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

BECAUSE WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR ORDINARY SHARES, INVESTORS
-------------------------------------------------------------------------------
SEEKING DIVIDEND INCOME OR LIQUIDITY SHOULD NOT PURCHASE OUR SHARES.
--------------------------------------------------------------------

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our shares. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of IFG's shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors. The subsequent sale of the shares will be subject to market conditions for the sale of the shares and any sanctions imposed by regulatory authorities upon the shares such as an order to halt trading, cease trade orders and registration requirements.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  8

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Item 4. Information on the Company
----------------------------------

History and Background
----------------------

The Company
-----------

International Financial Group Inc., domiciled in the Cayman Islands, is an exempt company incorporated in the Cayman Islands on July 14, 1997 pursuant to the Companies Law (1998 Revision). Our company's registered address in the Cayman Islands is P.O. Box 10098 APO, Georgetown, Grand Cayman, British West Indies and our executive offices are located at suites no. 4 and 5 Temple Building, Main and Prince William Streets, Charlestown, Nevis, West Indies. Our telephone numbers in Nevis are 869-469-7040, 869-469-7041 and 869-469-7439.

Through our subsidiaries IFG Trust Services Inc. and IFG Investments Services, Inc., we provide offshore financial services to the business-to-consumer and business-to-business markets. We utilize traditional delivery channels including in-person consultation, telephone and facsimile, as well as the Internet to deliver our products and services. We commenced full service offshore investment, trust and corporate services activities in February 2001, and during the same month, also launched the websites www.ifg.com, www.apiip.com and
                                           -----------  -------------
www.ifgtrust.com to provide Internet-based discount offshore investment, trust
----------------
and incorporation services. It is our objective to provide to our clients an efficient, professional and confidential environment in which to conduct their financial affairs, with a focus on asset protection.

It is our goal to be an offshore trust company that provides investment services to its clients.

During July 2002 we decided to concentrate our sole efforts on being a trust company that provided investment services to our clients. In addition we streamlined our operations due to our analysis that indicated it was unnecessary to have subsidiaries in all offshore jurisdictions to properly service our clients. We found that the utilization of third party offshore providers and entering into revenue sharing arrangements with these providers as the need arises was sufficient to satisfy our clients' needs and was cost beneficial.

In August 2001 IFG Trust Services Inc. entered into a revenue sharing arrangement with Mobius Trust Company of the Federation of St. Kitts and Nevis to service its clients on a revenue sharing basis. We anticipate earning approximately $100,000 to $150,000 per year from this arrangement.

Our principal capital expenditures for each of fiscal 2002, 2001and 2000 have been for computer equipment and office furniture, for which we spent approximately $241, $133,570 and $25,428 in each respective year. We sold approximately $25,396 in computer equipment and furniture in 2001 regarding the sublease of our office in the Cayman Islands.


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  9

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Business Overview
-----------------

Through our subsidiaries, IFG Trust Services Inc. and IFG Investment Services, Inc. we provide offshore financial services to the business-to-consumer and business-to-business markets. We utilize traditional delivery channels including in-person consultation, telephone and facsimile, as well as the Internet to deliver our products and services. We commenced full service offshore investment, trust and corporate services activities in February 2001, and during the same month, also launched the websites www.ifg.com, www.apiip.com and
                                           -----------  -------------
www.ifgtrust.com to provide Internet-based discount offshore investment, trust
----------------
and incorporation services. It is our objective to provide to our clients an efficient, professional and confidential environment in which to conduct their financial affairs, with a focus on asset protection.

Maintenance by individuals and corporations, of international financial planning strategies have led management to believe there will continue to be a need for full service offshore financial service providers. We believe that individuals and corporations around the world have demonstrated a need to use financial strategies that allow them to control their own financial affairs in a convenient, confidential and efficient manner, while protecting their assets, preserving their wealth, and providing flexibility in wealth transfer. Furthermore, in the third quarter of 2000, The Standard (February - March 2001) quotes, Salomon Smith Barney, that 30.5% of all NYSE and NASDAQ trades were performed online. These transactions were facilitated by discount brokerages such as E-Trade, Ameritrade and National Discount Brokers via the Internet. While use of the Internet has continued to grow at an exponential rate, Internet consumers have become increasingly confident in the security, reliability and confidentiality of e-commerce transactions. We have developed our business plan and corporate structure to accommodate these emerging consumer trends and demands.

To accomplish these goals, we are established IFG Trust Services Inc. and IFG Investment Services Inc. to provide comprehensive full service offshore financial products and services with third party arrangements to satisfy the customer's needs. Customer convenience and operating efficiency, along with offering "bundled" financial services, are two key components of our strategy. The products and services we currently provide include full service and discount offshore investment, trust and corporate services. During 2003, we intend to maintain our products and services offerings. By offering these services from multiple jurisdictions, our clients are able to develop a financial plan utilizing multiple layers of confidentiality and secrecy, while also offering the client the ability to utilize the best available jurisdiction for each distinctive part of their offshore financial strategy. As we expand our products and services offered and our third party relationships, we will continue to utilize both full service traditional and discount Internet based delivery channels.

We have not renewed the registration of many of our non-operating subsidiaries around the world as we have found that we can service our client needs in these jurisdictions from our executive offices in Nevis. This action will save us substantial incorporation and renewal fees charged by the various countries to conduct business in their jurisdiction.

We have maintained our trust services subsidiary IFG Trust Services, Inc.'s, head office in St. Kitts and Nevis, West Indies and have maintained our license to conduct trust activities in this jurisdiction. IFG Trust Services, Inc. owns IFG Investments Services, Inc., a Nevis subsidiary that conducts brokerage and investment banking services for our clients and refers clients to offshore brokerage firms for trading services.

In February 2001, we made applications for offshore bank licenses to be held by, IFG Bank, Inc., in Belize and St. Vincent and the Grenadines. Due to the effects of September 11, 2001 the offshore industry has not grown substantially and therefore we have discontinued our banking and insurance license applications due to the cost to establish these subsidiaries.

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


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  10

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

The following website has been registered by IFG. The website marked "active" is functional.

International Financial Group, Inc.       www.ifgnevis.com             Active
                                          ----------------
IFG Trust Services                        www.ifgnevis.com             Active
                                          ----------------


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

IFG Trust has commenced the provision of online discount trust services from our websites located at www.ifgnevis.com in March 2001. Through the use of
                    ----------------
proprietary technology and a three-step process, clients are able to establish a customized offshore structure in a secure environment 24 hours a day, seven days a week, 365 days a year. One of the major barriers in attracting the middle-income market segment to the offshore financial sector, has been the high cost traditionally associated with the establishment and maintenance of offshore legal structures. By utilizing our technology and business model, IFG Trust has been able to reduce the cost of providing and utilizing sophisticated offshore structures, thereby reducing the barrier to making these services available to a whole new segment of the market Our technology, developed in-house, also allows us to automate the process of establishing corporations and trusts which reduces our corporate labor costs and corporate overhead such as offices, equipment and fixtures.

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


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  11

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


IFG Investments Services
------------------------

IFG Investments Services, Inc., was incorporated in St. Kitts and Nevis in December 2000 and commenced operations in Nevis in February 2001, offering brokerage and investment banking services via traditional offshore service delivery channels including in-person consultation, telephone and facsimile. In February 2002 we stopped our brokerage business due to the increased cost of maintaining and debugging our securities trading plat form. The subsidiary now concentrates on investment banking services including advising clients on going public.


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

Through the International Financial Group subsidiaries and third party relationships, we offer clients flexibility and convenience in constructing and managing an offshore financial strategy using full-service and discount Internet-based delivery channels. Each client has very specific structural needs based on their own specific circumstances and goals. Our infrastructure allows clients to utilize a wide variety of products and services, available separately and in bundled formats, and to utilize specific offshore jurisdictions that particularly strive to meet these goals. There is no guarantee we will be effective in penetrating the offshore financial services market in a timely manner, or at all.


Industry Background
-------------------

The "offshore industry" is comprised of those jurisdictions and institutions outside a person's home jurisdiction that can be used to create an advantage, financial or otherwise, for an individual or a business. Some of the more popular offshore jurisdictions are the British Virgin Islands, Barbados, Bermuda, Cayman Islands, the Federation of St. Kitts and Nevis, Isle of Man,

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  12

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Channel Islands, and Switzerland. The differing legislative environment of different jurisdictions can yield numerous advantages to any person that has the flexibility to relocate themselves or a portion of their assets. Thus, "going offshore" means nothing more than utilizing a jurisdiction other than ones own to hold ones assets and/or conduct business and financial affairs to some financial or legal advantage.

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


Growth of the Internet and Online Commerce
------------------------------------------

Internet usage and online commerce continue to grow worldwide. Offshore Financial USA estimated that there would be 510 million people estimated to be online by the summer of 2001 and they also predicted on-line revenue collected by Canadian and American companies by the end of 1999 to be $36.6 billion. The Internet financial magazine, The Standard, quoting Jupiter Research, estimates "By 2005, more than half of US households online - 44 million homes - will bank on the Internet, and 34 million households will trade stocks... As a result online financial institutions will have at their disposal more than $5 trillion in investable assets in 2005..." In addition, The Standard states, "neither traditional banks nor brokerages will claim the largest share of those assets. The bulk of the business will go to firms that provide multiple offerings. In fact, online financial institutions that provide only a single service may soon go the way of the Susan B. Anthony coin. Consumers already favour financial institutions that provide more than one service." Offshore Finance Yearbook states European private banking assets at $5 trillion with worldwide private assets estimated to be at $16.6 trillion USD. It is our believe that this growth can be attributed to many factors, including: a large and growing installed base of personal computers and other Internet-connected devices in the workplace and home; advances in performance and speed of personal computers and modems; improvements in network security, infrastructure and bandwidth; easier and cheaper access to the Internet; and the rapidly expanding availability of online content and commerce sites.


Market Opportunity
------------------

Arnold Goldstein, author of Offshore Havens, stated, non-resident bank deposits in the Caribbean are in excess of one trillion dollars USD, up from just two billion in 1980. The value of offshore trust accounts established by Americans in the Caribbean is in excess of $450 billion according to Offshore Finance Canada.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  13

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Marketing Strategy
------------------

Our marketing strategy focuses on creating value for our clients through the utilization of offshore asset protection and investment strategies. We market our full-service division primarily through the use of a

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  14

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


telemarketing/fax/email-based Professional Referral Program, and we have placed advertisements in offshore trade publications. We market our discount Internet-based services primarily through the registration of our websites in popular Internet search engines and directories. We have focused our marketing campaign on asset protection opportunities for potential clients, cost-effective full line of offshore financial services, available in both bundled and separate formats.

We market our full service offshore financial products and services primarily through a telemarketing/fax/email-based Professional Referral Program directed at lawyers, accountants and investment advisors. The Professional Referral Program has been developed to introduce IFG and our products and services to those professional advisors who may have clients that would benefit through the utilization of offshore strategies. We then work with the client and the professional advisor to develop and implement an individualized offshore financial strategy. We have also placed advertisements, aimed at professional advisors, in popular offshore industry trade publications.

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

It is our objective to gain a leading position as a provider of offshore and Internet-based financial products and services by combining confidentiality, technology, innovation, convenience, service and value. Our marketing strategies to accomplish this goal will include:

     o Continuing to increase the number of offshore jurisdictions from which we offers services;
     o Continuing to apply advanced and Internet-based technologies in the delivery of cost-effective offshore financial products and services; and,
     o Continuing to retain offshore financial professionals with expertise in law, banking, insurance and investments.


Revenues
--------

We currently are able to generate revenues from the following sources:

     o Establishment of trusts and corporations, trustee services and related fees;
     o    Investment services and related fees;
     o Consulting fees relating to capital acquisition activities for clients; and,
     o    Incorporation, administration, management and related fees.

The revenues earned by the company to date has been derived from IFG Trust Services Inc. and its subsidiary IFG Investments Services Inc. These net revenues total $323,754 from the date of inception of these corporations to July 31, 2001.



--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  15

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Full and Discount Products and Services
---------------------------------------

We currently provide full service offshore investment, trust, corporate and management services, through traditional delivery channels including in-person consultation, telephone, facsimile, courier and mail. Through contacting IFG and its subsidiaries, clients are able to interact with our offshore experts on a one-to-one basis in a confidential environment. Our office in St. Kitts and Nevis provide facilities to conduct in-person consultations when customers prefer to conduct their business face-to-face. Clients may also contact us via telephone, facsimile, mail and courier. All of these service channels are currently available during North American market hours.

In May 2001, we implemented proprietary technologies, to commence providing online discount offshore financial services from our website located at www.ifgnevis.com. The services currently provided via the Internet include:
----------------
trust, corporate and management services activities. Through our websites, clients are able to establish and manage offshore trust and corporate structures. These Internet-based services are provided in a confidential and secure offshore environment 24 hours a day, seven days a week, 365 days a year. Today's investor demands confidentiality, asset protection, investment alternatives and ease of access to assets.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  16

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


The global corporate infrastructure of IFG allows clients to establish and manage their offshore financial plan to include the use of multiple offshore jurisdictions in an efficient and timely manner. This allows for multiple layers of confidentiality protection in each individual financial plan, while also providing portfolio diversification, and a maximization of international regulatory benefits. For example, a client is able to establish an offshore trust in Nevis, which owns an offshore company in Barbados, which in turn has funds invested in the Cayman Islands or on deposit in St. Vincent and the Grenadines.

Our Internet-based systems have been designed to maximize client ease of use, while at the same time clients allowing the opportunity to contact our representatives directly should they choose to do so. It is our intention for clients to establish corporations and trusts and manage their investment portfolio in a secure and confidential on-line offshore environment as well as through traditional delivery channels.

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

Reliability Through Redundancy
------------------------------

We have established redundancy in two areas. First, we have established relationships with third party providers or have our own subsidiaries that allow us to conduct bank, investment, insurance, trust, and CSP activities in more than one jurisdiction. This redundancy allows us to react to changing international and domestic legislation, and provide our clients with an alternative offshore jurisdiction where required.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  17

                       International Financial Group, Inc.
--------------------------------------------------------------------------------

also compete with offshore banks, insurance companies, and other business entities that provide offshore financial products and services. We expect such competition to continue and intensify in the future. We expect many of our competitors will have significantly greater financial, technical, marketing and other resources than IFG.

There exists a number of well established, and in some cases much better capitalized, competitors in both traditional and online securities and investment services in the offshore venue. These include many companies and financial services endeavors with single offices. We will be entering an arena with well practiced, and in many instances well financed, competitors. While we believe that we will eventually establish a position within this market, there is no guarantee that our efforts will be successful.

Current competitors of our offshore investment services subsidiaries include, but are not limited to, Merrill Lynch, Morgan Stanley, First Nevisian, Cayman National Securities, Smith Barney, SEGOES, www.offshoretrading.com, Freedom
                                           -----------------------
Trade, E-Trade, www.schwab.com, Insinger Trust, Trident Trust, Royal Bank of Scotland, Atlas Private Trust and Fiduciary Trust, www.globaltrusts.com,
                                                   --------------------
www.guardiantrustees.com, www.henley-partner.com, pishon-trust-management.com,
-----------------------------------------------------------------------------
www.corporate-premier.com, HWR Services and Caribbean Management, Codan
-------------------------
Management, Morningstar, Insad, Sovereign Group, OCRA, Worldwide, Offshore Corporate Services, www.corporate.com, www.123ezcorp.com, Barclays Bank, UBS,
                    -----------------  -----------------
Royal Bank of Canada, ING Bank and Cayman National Bank, www.fsharpbank.com, www.bayshorebank.com, www.providentbelize.com, www.paritatebank.com and
-------------------------------------------------------------------
www.hsbc.com Prudential Insurance, London Life, Lloyds of London, The Guardian
------------
and Northern Life Insurance, I-Quote, www.budgetlife.com, www.quotesmith.com, www.cheap-life-insurance.com and www.interlinx.com.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  18

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Organizational Structure
------------------------

                                 CORPORATE CHART
        International Financial Group, Inc. Corporate Structure Flowchart

                                                    ^
                                                   / \
                                                  /   \
                                                 /     \
                                                /       \
                                               /         \
                                              /           \
                                             /             \
   ----------------------------             /               \
  | Mr. Daniel MacMullin is    |           /                 \
  | the major beneficial owner |          / IFG WORLD HOLDINGS\
  | of Internationl Financial  |<------  /        TRUST        \
  | Group, Inc.                |        /        (Nevis)        \
  |                            |       /                         \
   ----------------------------        --------------------------
                                                    |
                                                    |
                                                    |
                                             100%   |
                                                    V
                                        ------------------------
                                       |IFG WORLD HOLDINGS INC. |  ------------
                                       |       (Nevis)          | |Minority S/H|
                                       |                        |  ------------
                                        ------------------------      /
                                                    |                /
                                                    |               /
                                                    |             |/_  1%
                                             99 %   |
                                                    V
                                    ----------------------------------
                                   |Internation Financial Group, Inc. |
                                   |    (CAYMAN CORP.)                |
                                    ----------------------------------
                                                    |
                                                    |
                                                    |
                                             100%   |
                                                    V
                                           -------------------
                                          |    IFG Trust      |
                                          |  Services, Inc.   |
                                         /|    (Nevis)        |\
                                        /  -------------------  \
                                       /           |             \
                                      /            |              \
                                    |/_  100%      |  100%   100% _\|
                                                   V
                       ---------------     ---------------    ---------------
                      | IFG Corporate,|   |IFG Investments|  |IFG Management,|
                      | Inc.          |   |Services Inc.  |  |Inc.           |
                       ---------------     ---------------    ---------------


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  19

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Property, Plant and Equipment
-----------------------------

Offices
-------

We operate our head office in The Federation of St Kitts & Nevis, West Indies. This space is utilized as IFG Trust Services, IFG Investments Services (Nevis), IFG Corporate and IFG Management headquarters in Nevis, West Indies. We have maintained our lease space in St. Kitts & Nevis to centralize our operation and to accommodate the infrastructure required to facilitate our businesses.

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


Introduction
------------

The following analysis addresses International Financial Group Inc.'s financial condition, changes in financial condition and results of operations for July 31, 2002 compared to July 31, 2001. From the date of our incorporation on July 14th, 1997 to March 14, 2000 the company was not active. From March 14, 2000 until late January 2001, we were a development-stage company that had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our products and services to be provided to clients desiring offshore financial products and services. The company effectively commenced revenue earning operations in late January 2001 with the opening of IFG Trust Services Inc. and its subsidiaries IFG Corporate Inc and IFG Management Inc. and IFG Investments Services Inc in the Federation of St. Kitts and Nevis. Prior to this time period the focus of the company was to establish its infrastructure and design its Internet and traditional operating systems.


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  20

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

During 2002 the company was able to raise $89,650 in financing that it required to maintain its infrastructure and to preliminary bank and insurance company analysis. We have streamlined our infrastructure by fostering relationships with third party offshore providers that could satisfy our clients needs saving us the time and expense of having our own operating subsidiaries in these foreign jurisdictions. If it is necessary to retain a third party in a foreign jurisdiction that our company does not serve we will enter into an arrangement with that third party to complete our clients' offshore strategy. These arrangements will generally be revenue sharing arrangements.

The company has excellent operating facilities and computer equipment and support to execute all client strategies in our traditional and Internet based platforms. Given this new focus the company has the necessary funds to operate for the fiscal year 2002-2003 from its present cash resources and expected profits during the year.


Results of Operations
---------------------

Our analysis will evaluate the periods of time from August 1, 2001 to July 31, 2002 and from August 1, 2000 to July 31, 2001.

Our operating expenses are classified into four categories:

     o    Legal and professional fees;
     o    Salaries;
     o    Depreciation; and
     o    Other administrative expenses.

Legal and professional fees consist primarily of accounting, legal and professional fees incurred by us in establishing our infrastructure.

Salary and consulting fees consists primarily of wages and salary paid to our employees and independent contractors, social security and withholding payments made to various government authorities, work permits, and directors' fees for International Financial Group, Inc.

Depreciation consists of depreciation and amortization of our assets.

Other administrative expenses consist primarily of employee medical expenses and health insurance, director fees, advertising and promotion, courier, postage, credit card charges, currency exchanges and rounding, insurance, interest and bank charges, office supplies, printing and design, office equipment lease

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  21

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as a good indication of our future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. As stated above our company from the date of inception on July 14, 1997 to March 14, 2000 was inactive. From March 14, 2000 to approximately late January 2001 we developed our infrastructure and earned no revenue. Our income earning operations commenced in late January 2001 with the opening of IFG Trust Services Inc. The relevant time period for analysis is therefore the periods ended July 31, 2001 and July 31 2002.

August 1, 2000 to July 31, 2001 compared to August 1, 2001 to July 31, 2002
---------------------------------------------------------------------------

Legal and professional fees decreased from $229,595 for the year ended July 31, 2001 compared to $70,560 for the year ended July 31, 2002. This decrease was attributable primarily to our infrastructure being established during the time period ending July 31, 2000 and earlier and the fact that our SEC filing was completed on October 31, 2001. We anticipate that legal and professional fees will decrease in the future because the infrastructure streamlining has been completed and no new subsidiaries are planned to be organized and all SEC filings are completed regarding our F-1 registration statement.

Salaries and consulting fees decreased from $518,379 for the year ended July 31, 2001, compared to $282,655 for the year ended January 31, 2002. This decrease is attributable in part to less employees working for the company in the year ended July 31, 2002 versus the prior year. In the year end July 31, 2001 we had 14 employees whereas for the year ended July 31, 2002 we had 6 paid employees. Therefore the reduction of eight employees led to decreased wages, social security fees, the payment of work permits, living allowances, and travel.

Depreciation has decreased from 25,468 for the year ended July 31, 2001 compared to $22,260 for the year ended July 31, 2002. This decrease is attributable to taking depreciation on a lower depreciable cost basis.

Other administrative expenses decreased from $545,951 for the year ended July 31, 2001, compared to $417,757 for the year ended July 31, 2002. This decrease was attributable primarily to the company streamlining its operation over the entire year versus the partial year in the previous year.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  22

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Changes in Financial Condition
------------------------------

The change in the company's financial position for the year ended July 31, 2002 is expected for a development stage company that has completed its infrastructure and had a full year of earnings.

Net cash by operating activities increased this year from using cash by operation last year. Last year the company used cash from by operating activities of ($1,068,277) for the year ended July 31, 2001 compared to earning cash by operating activities of $107,634 for the year ended July 31, 2002. This is attributable primarily to reducing expenses from operation over the previous year as a result of our streamlining and increasing revenues.

Net cash used by investing activities decreased from $262,874 for the year ended July 31, 2001 compared to $241 for the year ended July 31, 2002. This decrease was attributable primarily to the Company not purchasing property and equipment for the Cayman Islands office and servers for its internet operations in the previous year and suspending payment of a loan made by one of its directors, Kevin Mellor, to IFG World Holdings Inc. which said loan was used by IFG World Holdings Inc. to invest in our company and gave our company the seed capital to commence business. Our company has an agreement with IFG World Holdings Inc. to pay Mr. Mellor for the loan he made to IFG World Holdings Inc. to save wire transfer costs of wiring money to IFG World Holdings Inc. which in turn would repay the loan. For administrative ease and to save money our company repays the loan and records the receivable from IFG World Holdings Inc.

Net cash provided by financing activities decreased from $1,000,000 for the year period ended July 31, 2001 compared to $89,650 for the year ended July 31, 2002. This decrease was attributable primarily to the company raising $910,350 more in capital in fiscal 2001 versus fiscal 2002.


Liquidity and Capital Resources
-------------------------------

Since the date of our incorporation, we have raised an aggregate of $2,249,650 through private placements and public offerings of our ordinary shares.

Our capital requirements depend on a number of factors. We expect to maintain our operations as is for the next fiscal year.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  23

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


At July 31, 2002, we had cash and cash equivalents of $364,659. We believe that our cash and cash equivalents together with our revenues from operations are sufficient to fund our operations for the next fiscal year.

IFG does not intend to have any material commitments this fiscal year.

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


Trend Information
-----------------

The company entered into a revenue sharing arrangement with Mobius Trust Company to service its clients in fiscal 2002. This arrangement will earn our company approximately $100,000-$150,000 each year from renewal fees of trusts and corporations, management fees and secretarial fees.


Item 6. Directors, Senior Management and Employees
--------------------------------------------------

Directors and Senior Management
-------------------------------

The daily affairs of IFG are under the direction of its senior management: Mr. Kevin Mellor, President and Mr. Daniel MacMullin, Sr. Vice President of Trust Services.

The directors, officers and senior management of International Financial Group Inc. are as follows:

Name                   Age   Position                                      Residency               Term as Director
----                   ---   --------                                      ---------               ----------------
Mr. Kevin Mellor        42   President and Chair of the Board  Director*   Regina, Canada             34 months
Mr. Vernon Veira        47   Director*                                     Basseterre, St. Kitts      31 months
Mr. Daniel MacMullin    41   Sr. Vice President, Trust Services Director*  Nevis, BWI                 11 months
Ms Catherine Rublack    41   Sr. Vice President, Administration            Basseterre, St. Kitts

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  24

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Compensation
------------

Our present directors receive no compensation. Mr. Mellor, Chairman of the Board has not taken any directors fees to date and nominal compensation. We reimburse all of our directors for their reasonable expenses incurred in connection with attending meetings of the board of directors. As of the date of this annual report no employee or executive stock option plans have been designed or approved by us.

A total of 7 persons who served either as directors of International Financial Group or members of its administrative, supervisory or management bodies during fiscal 2002 received remuneration from International Financial Group Inc. The aggregate remuneration paid by us to such persons was approximately $282,655 but does not include amounts expended by personnel for travel or other fringe benefits. Included in this amount is remuneration for three former members of our board of directors and Anthony Chan.


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

There are no service contracts between our company and any of our directors providing for benefits upon termination of their office.


Committees
----------

Our audit committee is comprised of Mr. Daniel MacMullin, Mr. Vernon Veira and Mr. Kevin Mellor.


Employees
---------

As of July 31, 2002, we employed on a full-time basis approximately seven persons with five located in Caribbean and two in North America.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  25

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Share Ownership
---------------

SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

As of the date of this annual return, the aggregate number of our voting ordinary shares beneficially owned by our director, senior managers and certain key employees was 20,250,000 shares. This number includes 20,000,000 voting ordinary shares (94.57% of the ordinary shares) held by IFG World Holdings Inc, which is owned by IFG World Holding Trust to which Mr. Daniel MacMullin is the sole beneficiary. Mr. MacMullin is a Director and Senior Vice-President of International Financial Group. In addition Sound Refuge Trust holds 250,000 voting ordinary shares, a trust established for a former Director and former executive officer of the company and his family.

Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

International Financial Group Inc. has no stock option plan as of the date of this annual return.


Item 7. Major Shareholders and Related Party Transactions
---------------------------------------------------------

Our voting ordinary shares are owned 94.58% by IFG World Holdings Inc. with the remaining 1.18% by Sound Refuge Trust and 4.24% by the minority shareholders.

As a result of the concentration of ownership of our voting ordinary shares, IFG World Holdings Inc. will be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

The following table sets forth-specified information with respect to the beneficial ownership as of January 31, 2003 of the person known by us to be the beneficial owner of our outstanding voting ordinary shares.

This control may have the effect of delaying or preventing a change in control of International Financial Group Inc.










--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  26

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


                                               Number of shares                   Percentage of shares
                                              Beneficially owned                   Beneficially owned

Shareholder                  Outstanding Shares   Right to Acquire   Total Number    Before Offering
-----------                  ------------------   ----------------   ------------    ---------------

IFG World Holdings Inc. (1)         20,000,000           nil          20,000,000          94.58
Sound Refuge Trust (2)                 250,000           nil             250,000           1.18

Minority Shareholders                  896,500           nil             896,500           4.24

(1) IFG World Holdings Inc. is owned by IFG World Holdings Trust of which Mr. Daniel MacMullin, Vice-President and Director of International Financial Group Inc., is the sole beneficiary.
(2) The beneficial owners of Sound Refuge Trust are Dr. James Stephenson, his wife and two sons.


Related Party Transactions
--------------------------

Loans Payable by IFG
--------------------

The loan payable to related parties of $20,000 as of July 31, 2001 due to IFG World Holdings, Inc. was unsecured, non-interest bearing and payable upon demand. The said loan was made for the purpose of having International Financial Group Inc. purchase the Uniform Resource Locator (URL) www.ifg.com for its sole
                                                       -----------
use in May 2000. A URL specifies the location of a resource residing on the Internet. In 2002 this amount was offset against the amount owed by IFG World Holdings Inc. to International Financial Group Inc. eliminating the said payable.

For the year 2001 the financial statements have been restated to reflect the offset of the amount owed by IFG World Holdings Inc. to International Financial Group Inc. This offset completely eliminated the loan payable to IFG World Holdings Inc.

Loans Receivable by IFG
-----------------------

In respect of the fiscal year 2002 the loan receivable to related parties was set up as a reserve but is not reflected on the financial statements as it was determined that our parent company, IFG World Holdings Inc. did not have sufficient assets to pay the receivable. The amount of the reserve is $165,531 which is made up of the IFG World Holdings Inc. loan receivable of $185,731 less the offset payable for the URL purchased by IFG World Holdings Inc. on our company's behalf of $20,200. The said amount has increased from 2001 to reflect the repayment of seed capital loaned to IFG World Holdings Inc. by Mr. Kevin Mellor, director which in turn provided the seed capital to the Company. Please see below for further explanation.

In respect of the fiscal year 2001 the loan receivable to related parties was $125,000. This amount is made up of the amount due from IFG World Holdings Inc., of $145,200 and is unsecured, non-interest bearing and payable on demand. A loan of $10,000 of this amount resulted from transactions involving a former key employee/director whereby the Company issued 250,000 shares of its common stock, and included an adjustment for amounts the former key employee/director had paid to IFG World Holdings Inc. In addition, there were payments made by the Company on behalf of IFG World Holdings, Inc. totaling $135,200 regarding amounts it had paid to Kevin Mellor in repayment of a loan owed by IFG World Holdings Inc. to Mr. Mellor for seed capital that was used by IFG World Holdings Inc. to provide seed capital to International Financial Group Inc. To facilitate the repayment and save on wire charges International Financial Group Inc. agreed with IFG World Holdings Inc. to make the payments to Mr. Mellor and record a receivable owing by IFG World Holdings Inc. We have offset for financial statement purposes the $20,200 amount that we owed to IFG World Holdings Inc. for the purchase of the URL to come to a total loan receivable by our parent company, IFG World Holdings Inc. of $125,000.



--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  27

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  28

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  29

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  30

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Material Contracts
------------------

In the past three years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.


Exchange Controls
-----------------

Not applicable.







--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  31

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  32

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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



--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  33

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  34

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


Documents On Display
--------------------

Documents which are referred to in this annual return and that are not confidential to our company, all of which are or will be in effect may be obtained and/or reviewed at our offices by contacting Ms. Catherine Rublack at crublack@ifgnevis.com or 869-469-7040 or 869-469-7041. We may require a
-----------------------------------------------------
prospective investor's prior execution of confidentiality and nondisclosure agreements before accessing certain of our documents.


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


Item 12. Description of Securities other than Equity Securities
---------------------------------------------------------------

     Not applicable.


PART II
-------

Item 13. Defaults, Dividend Arrearages and Delinquencies
--------------------------------------------------------

     Not applicable.





--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  35

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Item 14. Material Modifications to the Rights of Security Holders and Use of
----------------------------------------------------------------------------
Proceeds
--------

     Not applicable.


PART III
--------

Item 17. Financial Statements
-----------------------------

     Not applicable.


Item 18. Financial Statements
-----------------------------

FINANCIAL STATEMENTS AND SCHEDULE
---------------------------------

     The following Consolidated Financial Statements and Financial Statement Schedule are included at the end of this report:

     FINANCIAL STATEMENTS
     --------------------

     o    Report of Independent Auditors
     o    Consolidated Balance Sheets as of July 31, 2002 and 2001
     o Consolidated Statements of Operations for the years ended July 31, 2002 and July 31, 2001
     o Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended July 31, 2002 and July 31, 2001.
     o Consolidated Statements of Cash Flows for the years ended July 31, 2002 and July 31, 2001.
     o    Notes to Consolidated Financial Statements


Item 19. Exhibits
-----------------

10.a.1. Consent of Miller & McCollom dated February 14, 2003.


                                   SIGNATURES
                                   ----------

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     INTERNATIONAL FINANCIAL GROUP INC.

                                      /s/ Kevin C. Mellor
                                     ----------------------------------------
                                     Kevin C. Mellor - President and Director
                                     Authorized U.S. Representative



Date: February 14, 2003




--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  36

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


                                 CERTIFICATIONS

I, Kevin Mellor, certify that:

1. I have reviewed this annual report on Form 20-F of International Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  Date: February 14, 2003



/s/ Kevin Mellor

  Chairman and Chief Executive Officer






--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  37

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


I, Kevin Mellor, certify that:

1. I have reviewed this annual report on Form 20-F of International Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  Date: February 14, 2003



/s/ Kevin Mellor

Executive Vice President,
Chief Financial Officer







--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  38

FINANCIAL STATEMENTS
--------------------


                       INTERNATIONAL FINANCIAL GROUP, INC.

                   INDEX TO CONSOLIDATED FINANICAL STATEMENTS

                                      With

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                                                    Page

Audit Report of Independent Certified Public Accountants            F-1

Consolidated Financial Statements:

     Balance Sheets                                                 F-2

     Statements of Operations                                       F-3

     Statements of Shareholders' Equity                             F-4

     Statements of Cash Flows                                       F-5

     Notes to Financial Statements                                  F-6 to F11
























--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  39

                         Independent Accountants' Report
                         -------------------------------



Board of Directors
International Financial Group, Inc.

     We have audited the accompanying balance sheets of International Financial Group, Inc. (a Development Stage Company) as of July 31, 2002, and July 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the years ended July 31, 2002 and 2001, and for the period from July 14, 1997 (date of incorporation) through July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Financial Group, Inc. (a Development Stage Company) as of July 31, 2002, and July 31, 2001, and the results of its operations, its stockholders' equity, and its cash flows for the years then ended and for the period from July 14, 1997 (date of incorporation) to July 31, 2002, in conformity with generally accepted accounting principles in the United States of America.


/s/ Miller and McCollom

MILLER AND MCCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
February 10, 2003






--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  40

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                           Consolidated Balance Sheets
                           ---------------------------

                                                          July 31, 2002      July 31, 2001
                                                        ----------------    ----------------
                                     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                            $      364,659      $      382,884
   Accounts receivable, net of $23,711 allowance for
    doubtful accounts for 2002                                  22,521              43,484
   Loan receivable, employee                                     5,000                  --
   Prepaid expenses and deposits                                11,175              45,695
                                                        ----------------    ----------------
          Total current assets                                 403,355             472,063

PROPERTY AND EQUIPMENT:
   Office furniture and equipment                               34,128              33,997
   Computer equipment and software                              75,292              75,181
                                                        ----------------    ----------------
          Total property and equipment                         109,420             109,178
   Less accumulated depreciation                               (43,305)            (21,044)
                                                        ----------------    ----------------
          Net property and equipment                            66,115              88,134

OTHER ASSETS:
   Investments                                                  25,000                  --
   Intangible asset                                             20,000              20,000
   Loan receivable from parent                                      --             125,000
                                                        ----------------    ----------------
Total assets                                            $      514,470      $      705,197
                                                        ================    ================

                       LIABILITIES AND SHARHOLDERS' EQUITY

CURRENT LIABILTIES:
   Accounts payable and accrued expenses                $       35,621      $       81,235
   Customer deposits                                           260,861                  --
                                                        ----------------    ----------------
          Total current liabilities                            296,482              81,235

SHAREHOLDERS' EQUITY:
   Common stock 50,000,000 shares of $0.001
   par value authorized; 21,146,500 and 20,250,000
   issued and outstanding at July 31, 2002 and 2001             21,146              20,250
   Additional paid-in capital                                2,231,004           2,142,250
   Deficit accumulated during the development stage         (2,034,162)         (1,538,538)
                                                        ----------------    ----------------
          Total shareholders' equity                           217,988             623,962
                                                        ----------------    ----------------
Total liabilities and shareholders' equity              $      514,470      $      705,197
                                                        ================    ================









               The accompanying notes to financial statements are
                       an integral part of this statement.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  41

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                      Consolidated Statements of Operations
                      -------------------------------------

                                                                              July 14, 1997
                                                                                 (Date of
                                                                              Incorporation)
                                             Years Ended July 31,                through
                                     ------------------------------------    ----------------
                                           2002                2001           July 31, 2002
                                     ----------------    ----------------    ----------------

INCOME                               $      395,260      $       48,365      $     443,625

COST OF SALES                               112,238               7,633            119,871
                                     ----------------    ----------------    ----------------
        Gross profit                        283,022              40,732            323,754

EXPENSES:
   Legal and professional fees               70,560             229,595            449,867
   Salaries and consulting fees             282,655             518,379            879,502
   Depreciation                              22,260              25,468             47,728
   Other administrative expenses            417,757             545,951            987,107
                                     ----------------    ----------------    ----------------
         Total expenses                     793,232           1,319,393          2,364,204
                                     ----------------    ----------------    ----------------

NET (LOSS) FROM OPERATIONS                 (510,210)         (1,278,661)        (2,040,450)

OTHER INCOME (EXPENSE):
   Interest revenue                          14,586                  --             14,586
   Loss on sale of assets                        --              (8,307)            (8,307)
                                     ----------------    ----------------    ----------------

NET LOSS                             $     (495,624)     $   (1,286,968)     $  (2,034,171)
                                     ================    ================    ================

Net (loss) per common share          $         (.02)     $         (.06)     $        (.10)
                                     ================    ================    ================

Weighted average
   shares outstanding                    20,632,542          20,104,167         20,182,019


               The accompanying notes to financial statements are
                       an integral part of this statement.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  42

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                 Consolidated Statement of Shareholders' Equity
                 ----------------------------------------------

                                                                                          Accumulated
                                                            Contributed  Subscription    Deficit in the   Shareholders'
                               Common Shares  Common Stock    Surplus     Receivable   Development Stage     Equity
                               -------------  ------------  -----------  ------------  -----------------  -------------

Stock issued June, 2000
  to IFG World Holdings, Inc.     16,000,000  $     16,000  $   144,000  $         --  $            --    $     160,000

Stock issued under
  private placement                4,000,000         4,000    1,996,000      (500,000)              --        1,500,000

Net loss for the year
  ended July 31, 2000                     --            --           --            --         (251,570)        (251,570)
                               -------------  ------------  -----------  ------------  -----------------  -------------
Balance July 31, 2000             20,000,000  $     20,000  $ 2,140,000  $   (500,000) $      (251,570)   $   1,408,430
                               -------------  ------------  -----------  ------------  -----------------  -------------

Payment received for
  private placement                       --            --           --       500,000               --          500,000

Stock issued under
  private placement                  250,000           250        2,250            --               --            2,500

Net loss for the year
  ended July 31, 2001                     --            --           --            --       (1,286,968)      (1,286,968)
                               -------------  ------------  -----------  ------------  -----------------  -------------
Balance July 31, 2001             20,250,000  $     20,250  $ 2,142,250  $         --  $    (1,538,538)   $     623,962
                               -------------  ------------  -----------  ------------  -----------------  -------------
Stock issued under
  private placement                  896,500           896       88,754            --               --           89,650

Net loss for the year
  ended July 31, 2002                     --            --           --            --         (495,624)        (495,624)
                               -------------  ------------  -----------  ------------  -----------------  -------------
Balance July 31, 2002             21,146,500  $     21,146  $ 2,231,004  $         --  $    (2,034,162)   $     217,988
                               =============  ============  ===========  ============  =================  =============


               The accompanying notes to financial statements are
                       an integral part of this statement.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  43

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a Development Stage Company)
                      Consolidated Statement of Cash Flows
                      ------------------------------------

                                                                                        July 14, 1997
                                                                                           (Date of
                                                                                        Incorporation)
                                                  Year Ended          Year Ended           through
                                                July 31, 2002       July 31, 2001       July 31, 2002
                                               ----------------    ----------------    ----------------

Cash Flows from Operating Activities:
   Net loss                                    $     (495,624)     $   (1,286,968)     $   (2,034,162)
     Adjustments to reconcile net loss to
      net cash used in operating activities
       Depreciation                                    22,260              25,468              47,728
       Allowance for doubtful accounts                148,711                  --             148,711
       Revenue paid in stock                          (25,000)                 --             (25,000)
     Net change in operating assets and
      liabilities -
       Restricted cash                                     --             200,000                  --
       Accounts receivable                             (7,748)            (17,484)            (51,232)
       Prepaid expense                                 34,520             (35,695)            (11,175)
       Accounts payable and accrued
        expense                                       215,247              46,402             296,482
                                               ----------------    ----------------    ----------------

Net cash (used) by operating activities              (107,634)         (1,068,277)         (1,628,648)

Cash flows from investing activities:
   Loan receivable from related parties                    --            (154,700)           (122,500)
   Purchase of intangible asset                            --                  --             (20,000)
   Purchase of property and equipment                    (241)           (133,570)           (139,239)
   Sale of property and equipment                          --              25,396              25,396
                                               ----------------    ----------------    ----------------

Net cash (used) by investing activities                  (241)           (262,874)           (256,102)

Cash flows from financing activities:
   Proceeds from sale of common stock                  89,650           1,000,000           2,249,650
                                               ----------------    ----------------    ----------------

Net cash provided by financing activities              89,650           1,000,000           2,249,650
                                               ----------------    ----------------    ----------------

Net increase (decrease) in cash                       (18,225)           (331,151)            364,659

Cash, beginning of period                             382,884             714,035                  --
                                               ----------------    ----------------    ----------------

Cash, end of period                            $      364,659      $      382,884      $      364,659
                                               ================    ================    ================

Supplemental cash flow information:
   Interest paid                               $           --      $           --      $           --
   Income taxes paid                           $           --      $           --      $           --





               The accompanying notes to financial statements are
                       an integral part of this statement.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  44

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a development Stage Company)
                        Notes to the Financial Statements

1.   Incorporation and Background Information
---------------------------------------------

International Financial Group, Inc. (the "Company"), was registered as an exempt company in the Cayman Islands on July 14, 1997, under the name The Caledonian 500 Index Fund. On March 13, 2000, the Company changed its name to INTERNET FINANCIAL GROUP, INC. On May 29, 2000, the Company changed its name to ifg.com, Inc. On March 7, 2001, the Company changed its name to International Financial Group, Inc. The Company is 98.8 % owned by IFG World Holdings Inc., which is a wholly owned by IFG World Holdings Trust. The Company was established to act as a holding corporation for its operating subsidiaries carrying on business in the Cayman Islands, Nevis and other offshore jurisdictions.

The Company's operating subsidiary, IFG Trust Service Inc., carries on the business of supplying offshore financial products and services via traditional delivery channels and the internet. The Company plans to establish itself as a comprehensive offshore provider of trust services, corporate services, management services, banking services, securities services, and insurance services. The Company has established relationships with other offshore providers in up to forty offshore jurisdictions to ensure our clients can access these jurisdictions. On August 1, 2002 IFG Trust Services entered into an arrangement with Noble Securities to provide offshore security services to our clients.

IFG Trust Services Inc., wholly owns IFG Investment Services Inc. Currently, IFG Investment Inc. is an operating subsidiary providing services to clients in search of specialized consulting services. IFG Trust Services, Inc. also wholly owns IFG Corporate Inc. which provides corporate services, and IFG Management, Inc. which provides management services.

The Company has commenced limited business operations, as referred to above, and is continuing its efforts to raise capital.

2.   Significant Accounting Policies
------------------------------------

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States Dollars.

     Principles of Consolidation
     ---------------------------

     The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany accounts have been eliminated.

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

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  45

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a development Stage Company)
                        Notes to the Financial Statements

     Revenue Recognition
     -------------------

     Revenues are recognized in accordance with SEC Staff Accounting Bulletin
     (SAB) No. 101, "Revenue Recognition in Financial Statements." Under SAB 101, product revenues (or service revenues) are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or service has been performed), the sales price is fixed and determinable and collectibility is reasonably assured.

     Revenue reflected in the financial statements consists of sales of international business corporations and from the sale of trusts. International business corporation revenue is recognized when a contract has been executed with the client and certificates of incorporation issued. Trust revenue is recognized when a contract has been executed with the client and a trust certificate issued.

     Fixed Assets
     ------------

     Fixed assets are recorded at cost, net of accumulated depreciation, and are depreciated on a declining-balance basis over their estimated useful lives. Management has estimated the useful life of computer equipment to be three years and the life of office furniture and equipment to be five years.

     Intangibles
     -----------

     Intangibles are recorded at cost. The Company's intangible asset consists of an Uniform Resource Locater (URL). This asset has an indefinite life and the Company intends to test for impairment annually.

     Earnings (loss) per share
     -------------------------

     Earnings (loss) per share of common stock is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period.

     Foreign Currency
     ----------------

     The functional currency of the Company is the United States Dollar. Foreign currency transactions are recorded in accordance with Statement of Financial Accounting Standards (SFAS) 52. Transactions in foreign currencies are valued at the transaction date using the Interbank rate. Currency gains or losses are recognized when the transaction is settled.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  46

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a development Stage Company)
                        Notes to the Financial Statements

     Estimated Fair Value of Financial Instruments
     ---------------------------------------------

     The carrying value of accounts receivable, accounts payable, and other financial instruments reflected in the financial statement approximates fair value due to the short-term maturity of the instruments. The Company's investment in non-marketable securities is valued at cost, which estimates fair value.

     Comprehensive Income
     --------------------

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS 130 requires that the components and total amounts of comprehensive income be displayed in the financial statements beginning in 1998. Comprehensive income includes net income and all changes in equity during a period that arises from non-owner sources, such as foreign currency items and unrealized gains and losses on certain investments in equity securities. The Company has no sources of comprehensive income other than net income.

     Income Taxes
     ------------

     The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Valuation of Long-Lived Assets
     ------------------------------

     The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operation cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

     Bad debts and Allowance for Doubtful Accounts
     ---------------------------------------------

     Invoices not collected within stated terms are considered past due. Accounts receivable more than 120 days past due are considered uncollectible and written off to an allowance for doubtful accounts.

     Other
     -----

     The Company's fiscal year end is July 31.

     The Company paid no dividends during the periods presented. Certain comparative figures have been reclassified to conform to the current year presentation.

     The Company consists of one reportable business segment.

     The Company derives 100% of its revenues from external customers. The Company derives approximately 60 percent of its revenues from clients located in Canada and the United States. Approximately 30 percent of clients are from Europe and the Caribbean with the remaining 10 percent being located in various other countries.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  47

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a development Stage Company)
                        Notes to the Financial Statements

3.   Development Stage Company
------------------------------

Based upon the Company's business plan, it is a development stage enterprise. Accordingly, the Company presents its financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.

4.   Investments
----------------

The company has an investment in Gravity Spin, Inc, a non-publicly traded company. The stock is classified as a non-marketable security. The investment is valued at cost, which does not exceed net realizable value.

5.   Related Party Transactions
-------------------------------

The Company has a loan payable of $20,200 that is due to IFG World Holdings, Inc., the Company's parent, which is unsecured, and payable upon demand. The Company does not accrue interest because it is an intercompany balance.

The Company has loans receivable from IFG World Holdings Inc., totaling $185,731 and are unsecured, non-interest bearing and payable on demand. A loan of $10,000 results from a transaction involving a former key employee/director whereby the Company issued 250,000 shares of its common stock, and included an adjustment for amounts the former key employee/director had paid to IFG World Holdings Inc.

In addition, there were payments made y the Company on behalf of IFG World Holdings Inc. from inception totaling $175,731 representing an agreement with the Company and IFG World Holdings, Inc to repay a director monies he lent to IFG World Holdings Inc., which was used to initially capitalize the Company.

Because IFG World Holdings, Inc. has insufficient assets and revenues to make the repayment of these loans likely, the Company has offset the loan payable and established a reserve of $165,531 during the year ended July 31, 2002.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  48

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a development Stage Company)
                        Notes to the Financial Statements

A key employee, an officer, received a loan of $5000 in July 2002. This loan amount was repaid in full during August 2002.

6.   Common Stock
-----------------

The Company raised $2,000,000 pursuant to an offering memorandum dated June 13, 2000, by offering 4,000,000 units that are comprised of one (1) share and one
(1) warrant having an exercise price of $5.00 per warrant that becomes null and void on December 31, 2002. The warrant allows the purchaser to purchase on (1) share of common stock. The units issued under this offering were acquired on January 31, 2001, by IFG World Holdings Inc.

The Company during fiscal year ending July 31, 2002 has issued 896,500 shares of its common stock to various investors for $89,650.

7.   Website
------------

The Company purchased the Uniform Resource Locator (URL) www.ifg.com for its sole use in May 2000. A URL specifies the location of a resource residing on the Internet The URL was put into limited use during the year ending July 31, 2002 for the Company's website. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, the company has determined that the asset has an indeterminable life, and therefore is subject to periodic review for impairment. Because the website is still under development at July 31, 2002, there has been no impairment of the asset.

8.   Fixed Assets
-----------------

The Company has purchased computer and other ancillary equipment and certain furniture and fixtures. Depreciation is recorded in accordance with the policy described in Note 2.

9.   Risks and Uncertainties
----------------------------

The Company is subject to risks common to start-up companies and companies in new and rapidly evolving markets, including a limited operating history, dependence on key personnel, the need to raise capital, rapid technological change, political uncertainty, competition, and the need for successful development and marketing of products and services.

Because of the nature of the Company's prospective businesses, these are considerable risks and uncertainties inherent in the planned operations. Further risks and uncertainties are dependent upon the Company's ability to provide the necessary capital for its operations. The Company will be subject to considerable government regulations and restrictions which would be associated with the multiple governmental organizations under which it proposes to operate.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  49

                       INTERNATIONAL FINANCIAL GROUP, INC.
                          (a development Stage Company)
                        Notes to the Financial Statements

Demand for the Company's trust and corporate products is dependent on economic conditions and the legal environment in which the products are created and maintained. These conditions are subject to change.

The Company maintains cash balances in banks outside the United States that are not FDIC insured.

10.  Income Taxes
-----------------

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

11.  Commitments and Contingencies
----------------------------------

The Company and its subsidiaries have presently one office lease. The lease is for a one-year terms with renewable one-year terms. Future base rent commitments for the year ending July 31, 2003 is $32,400. A portion of this lease has been sublet for the duration of one year commencing August 01, 2002 and dependant on the lessee being granted a business license in the jurisdiction. The monthly sublease amount is $2,100. As of Jan 20, 2003 the lessee has not been granted a business license.

The Company has a contractual arrangement whereby it purchased a client list and has agreed to pay 50% of the net proceeds from revenues generated from renewals associated with these clients. During the year ended July 31, 2002, the company paid $4,000 under this agreement. Future payments due under this agreement cannot be determined.

--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  50

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


EXHIBIT 99.1
------------

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Financial Group, Inc. (the "Company") on Form 20-F for the period ending July 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date: February 14, 2003                         /s/  Kevin Mellor
                                               -------------------------------
                                        Name:  Kevin Mellor
                                        Title: Chairman and Chief Executive
                                               Officer

Date: February 14, 2003                         /s/  Kevin Mellor
                                               -------------------------------
                                        Name:  Kevin Mellor
                                        Title: Executive Vice President,
                                               Chief Financial Officer











--------------------------------------------------------------------------------
February 14, 2003                 Annual Report                       Page  51