Form 20-F
period 2003-07-31
INTERNATIONAL FINANCIAL GROUP INC /CAYMAN ISLANDS/
filed 2005-01-27
CIK 1137281

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended July 31, 2003.


                          COMMISSION FILE NUMBER: 49963

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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of January 31, 2004 was 21,146,500 Ordinary Shares.

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

     [ ] Item 17    [X] Item 18

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


PART I........................................................................1

   ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............2
   ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...........................2
   ITEM 3.  KEY INFORMATION...................................................2
   ITEM 4.  INFORMATION ON THE COMPANY........................................7
   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................14
   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................18
   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................20
   ITEM 8.  FINANCIAL INFORMATION............................................21
   ITEM 9.  THE OFFER AND LISTING............................................22
   ITEM 10.  ADDITIONAL INFORMATION..........................................22
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......28
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........28

PART II......................................................................28

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................28
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS.............................................29

PART III.....................................................................29

   ITEM 17.  FINANCIAL STATEMENTS............................................29
   ITEM 18.  FINANCIAL STATEMENTS............................................29
   ITEM 19.  EXHIBITS........................................................29

FINANCIAL STATEMENTS.........................................................32


EXHIBIT 31.1.................................................................44






























--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page i

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

Accounting Periods and Principles
---------------------------------

We have prepared our audited annual consolidated financial statements as of July 31, 2003 and for the previous three years in U.S. dollars in accordance with United States generally accepted accounting principles (U.S. GAAP).

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


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 1

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


     o    The internationalization of business
     o    The lifting of trade barriers
     o    Trends towards steady global economic growth
     o    A global relaxation of foreign exchange controls
     o    High tax regimes
     o    More effective tax recovery

Item 1.  Identity of Directors, Senior Management and Advisers
--------------------------------------------------------------

     Not Applicable.

Item 2.  Offer Statistics and Expected Timetable
------------------------------------------------

     Not Applicable - the company did not complete any offering for the period of this report.

Item 3.  Key Information
------------------------

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

We selected historical financial data set forth below as of and for each of the years ended July 31, 2003, 2002, 2001 and 2000 have been derived from our consolidated financial statements, which have been audited by Miller & McCollom, Certified Public Accountants, Lakewood Colorado, USA, independent accountants. We only represent these particular years because the Company was not in operation for the years 1997 to 1999 even though it was incorporated and in good standing for those years. Our financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP.

Our U.S. GAAP audited annual consolidated financial statements as of July 31, 2003, 2002, 2001 and 2000 are included in this annual report.

                                       2003           2002           2001           2000
                                       ----           ----           ----           ----
Income                          $   451,880    $   395,260    $    48,365              -
Cost of Sales                       105,618        112,238          7,633              -
Gross Profit                        342,262        283,022         40,732              -
Net Loss From Operations            157,723        510,210      1,278,661        251,570
Net Loss                            149,773        495,210      1,286,968        251,570
Net (loss) per common share            (.02)          (.02)          (.06)          (.09)
Total Assets                        572,602        514,470        825,192      1,480,463
Total Shareholders Equity            78,215        217,988        623,962      1,408,430
Common Stock                         21,146         21,146         20,250         20,000
Contributed Surplus               2,241,004      2,231,004      2,142,250      2,140,000
Subscription Receivable                  -               -              -       (500,000)
No. of Shares                    21,146,500     21,146,500     20,250,000     20,000,000
Dividend Declared per Share               -              -              -              -

Risk Factors
------------

Investors, holders and prospective purchasers of our shares of our company should, in addition to paying due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also carefully consider all of the information set forth in this annual report. In general, investing in the securities of issuers involves risk and when investing in established companies with historical earnings and financial data, this information should be compared and analyzed.



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 2

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

BECAUSE  THE  REGULATORY  AND  TECHNOLOGICAL   ENVIRONMENT   AFFECTING  OFFSHORE
--------------------------------------------------------------------------------
FINANCIAL  SERVICES  IS RAPIDLY  CHANGING,  IF WE CANNOT  COMPLY  WITH  CHANGING
--------------------------------------------------------------------------------
INDUSTRY  REGULATIONS,  OR ADOPT  ADVANCES  IN  TECHNOLOGY,  WE MAY BE UNABLE TO
--------------------------------------------------------------------------------
COMPETE EFFECTIVELY.
--------------------
The offshore financial services industry is characterized by rapid technological change, changes in customer requirements, new service and product introductions and enhancements, evolving industry standards and regulation from state, federal and foreign governments. At present the G7 countries, the United Nations and the Organization for Economic Cooperation and Development are lobbying for new legislation and regulations that would require the disclosure of information regarding participants in the offshore finance industry, with an eye toward preventing tax evasion and money laundering. In this regard, the Cayman Islands, has recently introduced legislation to criminalize failure to disclose to the Cayman authorities knowledge or suspicion of money laundering.

If the Cayman Islands or the Federation of St. Kitts and Nevis discontinued their policy of providing privacy in financial dealings, and our customers lost confidence in our ability to protect their confidential financial information, we might lose much of our business, and investors might lose some or all of their investment in IFG.

IF WE ARE NOT ABLE TO OBTAIN FUTURE FINANCING WHEN REQUIRED,  WE MIGHT BE FORCED
--------------------------------------------------------------------------------
TO DISCONTINUE OUR BUSINESS.
----------------------------
We may need to raise additional funds in order to maintain our trust and investment services business, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. There can be no assurance that additional financing will be available when needed on terms favorable to us. There is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business, which might result in the loss of some or all of your investment in IFG.

BECAUSE A SUBSTANTIAL PORTION OF OUR REVENUES IS EXPECTED TO BE DERIVED FROM OUR
--------------------------------------------------------------------------------
SECURITIES  BUSINESS,  WE ARE  PARTICULARLY  VULNERABLE  TO  CHANGES  IN  MARKET
--------------------------------------------------------------------------------
CONDITIONS BEYOND OUR CONTROL.
------------------------------
A substantial portion of our revenues is expected to be derived from advice provided to our clients through our securities subsidiary. The securities business is subject to fluctuations and is directly affected by global economic conditions, broad trends in business and finance and fluctuations in volume and price levels of securities transactions, all of which are beyond our control. Severe market fluctuations in the future could have a material adverse affect on our business, financial condition and operating results. The securities business is also subject to various other risks, including customer default and employee misconduct, errors and omissions. We may be responsible for any such losses that may occur as a result of these risks. The securities industry has undergone many fundamental changes during the last two decades, including regulation and deregulation in many countries, as well as consolidation. There can be no assurance that future changes will not have a material adverse affect on our business, financial condition and operating results. In addition, commissions charged to customers for brokerage services have steadily decreased, and we expect such decreases to continue. There can be no assurance that such decreases will not have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of a return of capital invested in IFG.

BECAUSE  OUR  BUSINESS  DEPENDS ON NEW AND  EVOLVING  MARKETS AND  PRODUCTS,  AN
--------------------------------------------------------------------------------
INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE.
------------------------------------------------
The future of our success will depend, in part, on our ability to attract offshore financial services clients, to develop and use leading technologies, respond to technological advances, enhance our existing products and services and develop new products and services on a timely and cost-effective basis. There can be no assurance that the market for our offshore financial services


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 3

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


will develop or, if it does develop, will continue to grow, or that we will be successful in effectively developing or using new technologies, responding to technological advances or developing, introducing or marketing new products and services to establish, maintain or enhance our client base.

BECAUSE WE FACE  INTENSE  COMPETITION,  AN  INVESTMENT  IN OUR COMPANY IS HIGHLY
--------------------------------------------------------------------------------
SPECULATIVE.
------------
We will compete with other financial service providers in the offshore industry. Those competitors currently include brokerage firms, trust companies, corporate and management service providers and in the future are intended to include other business entities that provide offshore financial products and services. We expect such competition to continue and intensify in the future. Further, other financial service providers may be established in offshore jurisdictions with the same business strategy as us and may attempt to compete directly with us for the same customers. We expect many of our competitors to have significantly greater financial, technical, marketing and other resources than us. Our current competitors include, but are not limited to, Merrill Lynch, First Nevisian, SEGOES, Freedom Trade, Trident Trust, Royal Bank of Scotland, Fiduciary Trust, HWR Services, Caribbean Management, the Sovereign Group, and OCRA.

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

BECAUSE WE DEPEND ON A SMALL GROUP OF  QUALIFIED  PEOPLE,  IF WE CANNOT HIRE AND
--------------------------------------------------------------------------------
RETAIN QUALIFIED PERSONNEL, WE MIGHT BE FORCED TO DISCONTINUE OUR OPERATIONS.
-----------------------------------------------------------------------------
Our business is dependent upon a small number of directors, executive officers and key personnel. We do not maintain any life insurance policies on any of our directors, executives, or key personnel for the benefit of IFG. The loss of the services of any of the aforementioned directors, executive officers or key personnel, or the inability to identify, hire, train and retain other qualified directors, executive officers or personnel in the future could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

BECAUSE ANOTHER COMPANY CONTROLS A MAJORITY OF OUR COMMON STOCK,  INVESTORS WILL
--------------------------------------------------------------------------------
HAVE LITTLE OR NO CONTROL OVER IFG OR ITS MANAGEMENT.
-----------------------------------------------------
We remain controlled by IFG World Holdings Inc., the major controlling shareholder to IFG. As a result, IFG World Holdings Inc. will have the ability to control matters affecting IFG, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of IFG's shares. Because Mr. Daniel MacMullin currently owns over 61.48% of IFG's shares, investors will not be able to replace our management if they disagree with the way IFG's business is being run. Because control by "insiders" could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in IFG.

IF WE CANNOT ESTABLISH INTERNATIONAL  ALLIANCES AND BUSINESS  RELATIONSHIPS,  WE
--------------------------------------------------------------------------------
MAY NOT BE ABLE TO OPERATE OUR VARIOUS  BUSINESSES  EFFECTIVELY,  AND  INVESTORS
--------------------------------------------------------------------------------
COULD LOSE THEIR INVESTMENT IN IFG.
-----------------------------------
We intend to accomplish our goals by establishing strategic alliances with other corporations, partnerships, and individuals, including banks, securities dealers, insurance companies, trust and corporate service providers, online service providers, and domestic and offshore professionals around the world. Such strategic alliances entail numerous risks, including difficulties in assessing the integrity, professional ability and/or efficiency and reliability of the corporations, partnerships, professionals and individuals around the world. There can be no assurance that any such relationships will be maintained,



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 4

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


that if such relationships are maintained, that they will be successful or profitable or that we will be successful in developing any new strategic alliances.

BECAUSE WE RELY ON THE HONESTY OF OUR  CLIENTS,  WE MAY BREACH  MONEY-LAUNDERING
--------------------------------------------------------------------------------
LAWS IF OUR CLIENTS LIE TO US, WHICH MIGHT PUT US OUT OF BUSINESS.
------------------------------------------------------------------
Although most offshore regulatory regimes contemporarily require the production of extensive due diligence representation (in order to comply with the "know your client" rule) from new parties involved in offshore financial structures (e.g., directors, beneficiaries and beneficial owners, settlors, bank account signatories, etc.), we cannot guarantee that required information and due diligence provided by each new client will not be mistaken, misrepresented, the product of forgery and/or fraud or otherwise inaccurate for reasons beyond our control or the client.

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

BECAUSE WE RELY ON THIRD PARTY  SERVICE  PROVIDERS,  THEIR  ERRORS OR  OMISSIONS
--------------------------------------------------------------------------------
COULD HAVE A MATERIAL  ADVERSE  AFFECT ON OUR  BUSINESS AND CAUSE A LOSS OF YOUR
--------------------------------------------------------------------------------
INVESTMENT.
-----------
We intend to rely on third party providers in all aspects of our business. Errors and omissions in the various services performed by these third party providers, although not the fault of ours, may expose us to criminal or civil liability, and/or directly affect the quality and efficiency of goods and services delivered by IFG. Such errors or admissions may have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

IF GOVERNMENT  REGULATIONS CHANGE TO IMPEDE OR ELIMINATE OUR ABILITY TO FUNCTION
--------------------------------------------------------------------------------
AS AN  OFFSHORE  FINANCIAL  SERVICE  PROVIDER,  WE COULD BE  FORCED TO CEASE OUR
--------------------------------------------------------------------------------
OPERATIONS.
-----------
In conducting various aspects of our business, we are subject to various laws and regulations within the jurisdictions, which it operates in relating to international commercial transactions. Given the expansion of the electronic commerce market, it is possible that any of the foregoing agencies could revise existing regulations or adopt new regulations governing or affecting our plan and ability to conduct our business through traditional channels and through the Internet. If enacted, such laws, rules and regulations could have a material adverse effect on our business, operating results and financial condition.

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




--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 5

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


In addition to the above risks, we cannot assess the effect that the Organization for Economic Cooperation and Development, the United Nations and the G7 countries initiatives will have upon the offshore financial industry and, in particular, the jurisdictions that we will carry on business in and our proposed clients.

BECAUSE WE ARE SUBJECT TO NET CAPITAL AND INSURANCE  REQUIREMENTS,  WE WILL HAVE
--------------------------------------------------------------------------------
TO MAINTAIN  SIGNIFICANT  CASH  RESERVES,  WHICH MAY LEAVE US WITH LESS  WORKING
--------------------------------------------------------------------------------
CAPITAL AND MIGHT RESULT IN LIQUIDATION OF IFG.
-----------------------------------------------
IFG's subsidiary, IFG Trust Services is subject to certain net capital to carry on its current trust, corporate and management services. Failure to satisfy or maintain the required net capital may prevent us from maintaining the required license to carry on our trust business and may subject the us or our subsidiaries to fines, suspension or revocation of license's and registration's granted by certain governmental bodies, which could require liquidation of IFG and/or its subsidiaries. In addition, a change in the net capitalization that IFG Trust Services Inc. is subject to, the imposition of new rules or any unusually large charge against net capital or insurance requirement could limit our operations, which in turn, could limit our ability to pay dividends. A significant operating loss or any unusually large charge against net capital could adversely affect the our ability to expand or even develop the level of business currently planned in IFG Trust Services Inc., which could have a material adverse affect on our business, financial condition and operating results and, therefore, the prospect of an investor's return of capital invested in IFG.

BECAUSE WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR ORDINARY SHARES,  INVESTORS
--------------------------------------------------------------------------------
SEEKING DIVIDEND INCOME OR LIQUIDITY SHOULD NOT PURCHASE OUR SHARES.
--------------------------------------------------------------------
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our shares. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of IFG's shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors. The subsequent sale of the shares will be subject to market conditions for the sale of the shares and any sanctions imposed by regulatory authorities upon the shares such as an order to halt trading, cease trade orders and registration requirements.

BECAUSE  WE  DO  NOT  HAVE  ANY  TRADEMARK  PROTECTION,  OUR  COMPETITION  COULD
--------------------------------------------------------------------------------
APPROPRIATE  OUR PRODUCTS  AND  SERVICES,  RESULTING  IN DECREASED  REVENUES AND
--------------------------------------------------------------------------------
INCREASING THE POSSIBILITY THAT YOU WOULD LOSE YOUR INVESTMENT.
---------------------------------------------------------------
We have not been issued any registered trademarks for our legal or Internet trade name. We intend to file trademark and trade name applications with the United States Office of Patents and Trademarks for our proposed trade names and trademarks in the future. No assurance can be given that we will be successful in obtaining any trademarks, or that the trademarks, if obtained, will afford us any protection or competitive advantages.

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




--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 6

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


BECAUSE WE CAN ISSUE ADDITIONAL ORDINARY SHARES,  INVESTORS WILL INCUR IMMEDIATE
--------------------------------------------------------------------------------
DILUTION AND MAY EXPERIENCE FURTHER DILUTION.
---------------------------------------------
We are authorized to issue up to 50,000,000 shares. The Board of Directors has the authority to cause IFG to issue more of its shares, and to determine the rights, preferences and privileges of such shares, without the consent of any of our shareholders. Consequently, the shareholders may experience more dilution in their ownership of IFG in the future. Purchasers of Units and the constituent shares in this Offering will experience immediate and substantial dilution in the net tangible book value per share of their investments in the shares.

Item 4.  Information on the Company
-----------------------------------

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

Through our subsidiaries IFG Trust Services Inc. we provide offshore financial services to the business-to-consumer and business-to-business markets. We utilize traditional delivery channels including in-person consultation, telephone and facsimile, as well as the Internet to deliver our products and services. We commenced full service offshore investment, trust and corporate services activities in February 2001. It is our objective to provide to our clients an efficient, professional and confidential environment in which to conduct their financial affairs, with a focus on asset protection.

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

Our principal capital expenditures for each of fiscal 2003, 2002, 2001and 2000 have been for computer equipment and office furniture, for which we spent approximately $962, $241, $133,570 and $25,428 in each respective year. We sold approximately $25,396 in computer equipment and furniture in 2001 regarding the sublease of our office in the Cayman Islands.

Business Overview
-----------------

Through our subsidiaries, IFG Trust Services Inc. and IFG Investment Services, Inc. we provide offshore financial services to the business-to-consumer and business-to-business markets. We utilize traditional delivery channels including in-person consultation, telephone and facsimile, as well as the Internet to deliver our products and services. We commenced full service offshore investment, trust and corporate services activities in February 2001, our primary website is www.ifgnevis.com. It is our objective to provide to our clients an efficient, professional and confidential environment in which to conduct their financial affairs, with a focus on asset protection.

Maintenance by individuals and corporations, of international financial planning strategies has led management to believe there will continue to be a need for full service offshore financial service providers. We believe that individuals and corporations around the world have demonstrated a need to use financial strategies that allow them to control their own financial affairs in a convenient, confidential and efficient manner, while protecting their assets, preserving their wealth, and providing flexibility in wealth transfer.

We established IFG Trust Services Inc. and IFG Investment Services Inc. to provide comprehensive full service offshore financial products and services with third party arrangements to satisfy the customer's needs. Customer convenience



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 7

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


and operating efficiency, along with offering "bundled" financial services, are two key components of our strategy. The products and services we currently provide include full service and discount offshore investment, trust and corporate services. During 2003, we maintained our products and services offerings. By offering these services from multiple jurisdictions, our clients are able to develop a financial plan utilizing multiple layers of confidentiality and secrecy, while also offering the client the ability to utilize the best available jurisdiction for each distinctive part of their offshore financial strategy. As we expand our products and services offered and our third party relationships, we will continue to utilize both full service traditional and discount Internet based delivery channels.

We have not renewed the registration of many of our non-operating subsidiaries around the world as we have found that we can service our client needs in these jurisdictions from our executive offices in Nevis. This action will save us substantial incorporation and renewal fees charged by the various countries to conduct business in their jurisdiction.

We have maintained our trust services subsidiary IFG Trust Services, Inc.'s, head office in St. Kitts and Nevis, West Indies and have maintained our license to conduct trust activities in this jurisdiction. IFG Trust Services, Inc. owns IFG Investments Services, Inc., a Nevis subsidiary. IFG investment Services aid clients with establishing brokerage accounts with licensed brokerage firms in regulated jurisdictions and aids clients in the public process

On June 13, 2000 we distributed an offering memorandum pursuant to Regulation "S", for the issuance of 4,000,000 units that were comprised of one (1) share of our ordinary stock and one (1) warrant. The price per unit was $0.50 USD. We realized gross offering proceeds of $2,000,000. The warrants allow the holders to purchase one (1) ordinary share at an exercise price of $2.00 USD, to be exercised not later than December 31, 2002, after which date the warrant will become null and void. This offering was distributed to persons that were not residents of the Cayman Islands or the United States of America. On January 31, 2001, IFG World Holdings Inc. purchased all of the 4,000,000 units from the minority shareholders that held the units by issuing a promissory note to each minority shareholder to pay $0.50 USD per unit, together with interest payable on December 31, 2002.

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

IFG World Holdings Inc. sold 7,000,000 shares to seven individuals. The transactions took place on May 14, 19, 23, 2003 and June 4, 6, 16, and 18, 2003. Each individual purchased 1,000,000 shares at $0.10 per share. IFG World Holdings now holds 13,000,000 shares. These sales were reported on Form 4's and Form 5.

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



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 8

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


in an offshore jurisdiction for the purpose of asset protection. This typically serves to add an additional layer of confidentiality, control and versatility to overall financial strategy.

IFG Trust commenced full-service offshore trust activities in late January 2001. Our full service division provides trust services through traditional means including in-person consultation, telephone, facsimile, mail and courier. We maintain a website at www.ifgnevis.com that serves as the online brochure
                         ----------------
detailing our products and services.

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

IFG Investments Services
------------------------

IFG Investments Services, Inc. was incorporated in St. Kitts and Nevis in December 2000 and commenced operations in Nevis in February 2001. IFG Investments Services aid clients with establishing brokerage accounts with licensed brokerage firms in regulated jurisdictions and aids clients in the public process

IFG Corporate Services
----------------------

Our subsidiary, IFG Trust Services Inc. (Nevis), established IFG Corporate Inc. in the Federation of St. Kitts and Nevis on January 29, 2001. We have established our office in Nevis to function as the worldwide head office for corporate services activities supplied to IFG clients and we share these office facilities with IFG Trust. The corporate services we provide include, professional directorships, corporate drafting services, and corporate secretarial services. It is anticipated that many of our clients will use a corporation in an offshore jurisdiction for the purpose of asset protection as well as investment management. This typically serves to add an additional layer of confidentiality, control and versatility to overall financial strategy. Offshore corporate services are currently available through traditional service channels including in-person consultation, telephone, facsimile, mail, courier and the Internet.

The main purpose of this subsidiary is to provide ancillary services to IFG Trusts clients as determined and directed by our clients.

IFG Corporate Inc. commenced offshore corporate services activities in February 2001. Our service division provides corporate services through traditional means including in-person consultation, telephone, facsimile, mail and courier.

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



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 9

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Marketing Strategy
------------------

Our marketing strategy focuses on creating value for our clients through the utilization of offshore asset protection and investment strategies. We market our full-service division primarily through the use of a telemarketing/fax/email-based Professional Referral Program, and we have placed advertisements in offshore trade publications. We have focused our marketing campaign on asset protection opportunities for potential clients, cost-effective full line of offshore financial services, available in both bundled and separate formats.

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



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 10

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


     o High and middle-income market individuals and business entities with liquid assets in excess of $100,000.00 or assets that lend themselves to offshore strategies.

Our marketing campaign focuses on the asset protection opportunities for potential clients to utilize the cost effective full line of offshore financial services that are available in both bundled and separate formats. The campaign addresses new opportunities for potential clients to protect their assets in multiple offshore jurisdictions. Through the utilization of advanced proprietary technology, we have been able to substantially reduce the costs associated with establishing and managing an offshore financial plan, and as such, we highlight this cost saving opportunity. Our marketing campaign also focuses on our ability to deliver a full range of both bundled and separate offshore financial products and services including trust and corporate services.

It is our objective to gain a leading position as a provider of offshore financial products and services by combining confidentiality, technology, innovation, convenience, service and value. Our marketing strategies to accomplish this goal will include:

     o Continuing to increase the number of offshore jurisdictions from which we offers services; and,
     o Continuing to retain offshore financial professionals with expertise in law, banking, insurance and investments.

Revenues
--------

We currently are able to generate revenues from the following sources:

     o Establishment of trusts and corporations, trustee services and related fees;
     o    Investment services and related fees;
     o    Consulting  fees  relating  to  capital  acquisition   activities  for
          clients; and,
     o    Administration, management and related fees.

The revenues earned by the company to date has been derived from IFG Trust Services Inc. and its subsidiary IFG Investments Services Inc. These net revenues total $655,116 from the date of inception of these corporations to July 31, 2003.

Business Strategy
-----------------

Main Objectives
---------------

Our business strategy has been developed by management to achieve the following corporate objectives:

     o To create shareholder value by being a leading provider of comprehensive offshore financial services;
     o To attain the highest market share penetration possible, by delivering both bundled and separate offshore financial services through full-service traditional delivery channels;
     o To provide a confidential and secure environment for our clients to conduct their offshore financial affairs with a focus on asset protection;
     o To utilize the latest technologies to ensure cost effective and convenient provision of our offshore financial products and services on a global basis;
     o    To provide prompt, reliable, efficient and professional service;
     o To provide reliability in offshore financial planning by establishing redundancy; and,
     o To maintain an exceptional reputation in the international offshore financial industry by satisfying all local anti-money laundering regulatory requirements.

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


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 11

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 12

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Our current  competitors  include,  but are not limited to, Merrill Lynch, First
--------------------------------------------------------------------------------
Nevisian,  SEGOES,  Freedom  Trade,  Trident  Trust,  Royal  Bank  of  Scotland,
--------------------------------------------------------------------------------
Fiduciary Trust, HWR Services,  Caribbean  Management,  the Sovereign Group, and
--------------------------------------------------------------------------------
OCRA.
-----

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

We will be engaged in marketing financial products and services from up to 40 jurisdictions. As a result, we are bound to uphold all local laws including those laws related to the business of selling financial products and services and all local money laundering laws. Failure to comply with any of these laws, rules or regulations could result in censure, fine, incarceration, revocation of work permits, the issuance of cease-and-desist orders or the suspension or expulsion of the our officers or employees from certain countries, any of which could have a material adverse affect on our ability to carry on business, which would, in turn, have a material adverse affect on our financial condition and operating results and, therefore, the prospect of an investor's return of capital invested our company.

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









--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 13

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Organizational Structure
------------------------

CORPORATE CHART
---------------
International Financial Group, Inc. Corporate Structure Flowchart

                                                 /\
                                                /  \
                                               /    \
                                              /      \
                                             /        \
                                            /          \
                                           /            \
  ---------------------------             /              \
 | Mr. Daniel MacMullin is   |           /                \
 | the major beneficial owner|          /IFG WORLD HOLDINGS\
 | of Internationl Financial |<------  /       TRUST        \
 | Group, Inc.               |        /       (Nevis)        \
 |                           |       /                        \
  ---------------------------        --------------------------
                                                  |
                                                  |
                                           100%   |
                                                  V
                                      ------------------------
                                     |IFG WORLD HOLDINGS INC. |  ------------
                                     |       (Nevis)          | |Minority S/H|
                                     |                        |  ------------
                                      ------------------------      /
                                                  |                /
                                                  |              |/_  39%
                                            61%   |
                                                  V
                                  ----------------------------------
                                 |Internation Financial Group, Inc. |
                                 |         (CAYMAN CORP.)           |
                                  ----------------------------------
                                                  |
                                           100%   |
                                                  |
                                                  V
                                         -------------------
                                        |    IFG Trust      |
                                        |  Services, Inc.   |
                                       /|    (Nevis)        |\
                                      /  -------------------  \
                                     /            |              \
                                   |/_  100%      |  100%   100% _\|
                                                  V
                      ---------------      ---------------    ---------------
                     | IFG Corporate,|    |IFG Investments|  |IFG Management,|
                     | Inc.          |    |Services Inc.  |  |Inc.           |
                      ---------------      ---------------    ---------------

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

Item 5.  Operating and Financial Review and Prospects
-----------------------------------------------------

Forward Looking Statements
--------------------------

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 14

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Introduction
------------

The following analysis addresses International Financial Group Inc.'s financial condition, changes in financial condition and results of operations for July 31, 2003 compared to July 31, 2002. From the date of our incorporation on July 14th, 1997 to March 14, 2000 the company was not active. From March 14, 2000 until late January 2001, we were a development-stage company that had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our products and services to be provided to clients desiring offshore financial products and services. The company effectively commenced revenue earning operations in late January 2001 with the opening of IFG Trust Services Inc. and its subsidiaries IFG Corporate Inc and IFG Management Inc. and IFG Investments Services Inc in the Federation of St. Kitts and Nevis. Prior to this time period the focus of the company was to establish its infrastructure and design its Internet and traditional operating systems.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. We have expensed all development expenses related to the establishment of our subsidiary corporations and the corresponding professional fees incurred to establish these corporations around the world.

Financial Condition
-------------------

International Financial Group Inc. raised $2,180,000 during 2000 and 2001 for the purpose of raising the necessary capital to establish the infrastructure that would facilitate the establishment of offshore structures and strategies for clients. The capital was used to lease office space in the Federation of St. Kitts and Nevis and the Cayman Islands, to hire the necessary personnel skilled in offshore structures and strategies and to design the intellectual property necessary to facilitate the implementation of offshore strategies over the Internet. The present infrastructure supports the company's activities in IFG Trust and its subsidiaries.

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

During the period of May 14, 2003 and June 18, 2003, IFG World Holdings sold 7,000,000 shares to seven individuals. Each of the seven transactions was for 1,000.00

Results of Operations
---------------------

Our analysis will evaluate the periods of time from August 1, 2002 to July 31, 2003, August 1, 2001 to July 31, 2002 and from August 1, 2000 to July 31, 2001.


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 15

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

August 1, 2001 to July 31, 2002 compared to August 1, 2002 to July 31, 2003
---------------------------------------------------------------------------

Legal and professional fees decreased from $70,560 for the year ended July 31, 2002 compared to $51,939 for the year ended July 31, 2003.

Salaries and consulting fees decreased from $282,655 for the year ended July 31, 2002, compared to $175,490 for the year ended January 31, 2003. This decrease is attributable in part to less employees working for the company in the year ended July 31, 2003 versus the prior year. In the year end July 31, 2002 we had 6 employees whereas for the year ended July 31, 2003 we had 4 paid employees. Therefore the reduction of eight employees led to decreased wages, social security fees, the payment of work permits, living allowances, and travel.

Depreciation has decreased from 22,260 for the year ended July 31, 2002 compared to $19,148 for the year ended July 31, 2003. This decrease is attributable to taking depreciation on a lower depreciable cost basis.

Other administrative expenses decreased from $417,757 for the year ended July 31, 2002, compared to $258,867 for the year ended July 31, 2003. This decrease was attributable primarily to the company streamlining its operation over the entire year versus the previous year.

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


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 16

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results are not meaningful and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risk, expenses and difficulties commonly encountered by comparable development-stage companies in new and rapidly evolving markets. We cannot assure you that we will successfully address such risks and challenges. In addition, even though we have successfully launched our IFG Investments Services, IFG Trust Services and IFG Corporate Services subsidiaries and carry on aiding clients with establishing brokerage. trust and corporate services activities, we cannot assure you that our revenues will increase or that we will become profitable in the future.

Changes in Financial Condition
------------------------------

The change in the company's financial position for the year ended July 31, 2003 is expected for a company no longer considered "development-stage" and that has completed its infrastructure and had a full year of earnings.

Net cash by operating activities increased this year from using cash by operation last year. Last year the company used cash from by operating activities of ($107,634) for the year ended July 31, 2002 compared to earning cash by operating activities of $101,612 for the year ended July 31, 2003. This is attributable primarily to reducing expenses from operation over the previous year as a result of our streamlining and increasing revenues.

Net cash used by investing activities decreased from $241 for the year ended July 31, 2002 compared to cash provided by investing activities of $19,038 for the year ended July 31, 2003. This decrease was attributable primarily to the Company disposing of the intangible asset.

Net cash provided by financing activities decreased from $89,650 for the year period ended July 31, 2002 compared to $10,000 for the year ended July 31, 2003. This decrease was attributable primarily to the company raising $79,650 more in capital in fiscal 2002 versus fiscal 2003.

Liquidity and Capital Resources
-------------------------------

Since the date of our incorporation, we have raised an aggregate of $2,259,650 through private placements and public offerings of our ordinary shares.

Our capital requirements depend on a number of factors. We expect to maintain our operations as is for the next fiscal year. At July 31, 2003, we had cash and cash equivalents of $490,804. We believe that our cash and cash equivalents together with our revenues from operations are sufficient to fund our operations for the next fiscal year.

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



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 17

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


offshore presence. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.

Item 6.  Directors, Senior Management and Employees
---------------------------------------------------

Directors and Senior Management
-------------------------------

The daily affairs of IFG are under the direction of its senior management: Mr. Daniel MacMullin President who is also Sr. Vice President of Trust Services.

The directors, officers and senior management of International Financial Group Inc. are as follows:

Name                    Position                              Residency                Term as Director
----                    --------                              ---------                ----------------
Mr. Vernon Veira        Director                              Basseterre, St. Kitts    31 months
Mr. Daniel MacMullin    President, and Director               Nevis,  BWI              11months
Mr. Adin Lohry*         Director                              Florida, USA
Cory Sautter**          Director                              Arizona, USA
Ms Catherine Rublack    Sr. Vice President, Administration    Basseterre, St. Kitts

* Appointed to the Board of Directors of International Financial Group, Inc. February 21, 2004.
** Appointed to the Board of Directors of International Financial Group, Inc. March 22, 2004

Key Personnel Qualifications
----------------------------

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

On February 21, 2004, Mr. Adin Lohry was appointed Director to the Board of Directors of International Financial Group, Inc.

Mr. Adin Lohry was a professional baseball player with the New York Yankees from 1989 to 1994. He then attended the University of Detroit where he earned his Bachelor of Business Administration degree in December of 1999. Mr. Lohry worked in sales at the Westin Innisbrook Resort for two years until 2002 when he left this position and started his employment with AMSouth Bank/Mortgage Banking-Private Client Services as a Mortgage Loan Officer. Mr. Lory continues his employment with AMSouth in New Port Richey, FL. Mr. Lohry has not previously been a director of a reporting company.

On March 22, 2004, Mr. Cory Sautter was appointed Director to the Board of Directors of International Financial Group, Inc.

Mr. Sautter is currently employed with Victory Awning Company, in Phoenix, Arizona as Sales Manager (since August 2002). Victory Awning Company manufactures commercial and residential awnings and supplies labour for



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 18

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


installations. Previously, he was Operations Manager with Glowrance LLC, in Phoenix. During this time, Mr. Sautter designed and manufactured golf equipment (glowing golf ball dispenser and lighted driving range targets). From January 1994 until December 1999, Mr. Sautter was a golf instructor and operations manager with John Jacobs Golf Schools located in Scottsdale Arizona. Mr. Sautter attended Iowa Western Community College, Council Bluffs, IA in the Liberal Education program. Mr. Sautter has a personal bankruptcy that was discharged in 1997. Mr. Sautter has not previously been a director of a reporting company.

Cory Sautter is an American citizen and currently resides in Arizona.

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

Compensation
------------

Our present directors receive no compensation. Mr. MacMullin, Chairman of the Board has not taken any directors fees to date and nominal compensation. We reimburse all of our directors for their reasonable expenses incurred in connection with attending meetings of the board of directors. As of the date of this annual report no employee or executive stock option plans have been designed or approved by us.

Effective February 21, 2004, Mr. Adin Lohry will receive a director's fee of $5,000.00 annually. Effective March 22, 2004 Mr. Cory Sautter will receive a director's fee of $5,000 annually.

Prior to Mr. Lohry's and Mr. Sautter's appointments a total of 5 persons who served either as directors of International Financial Group or members of its administrative, supervisory or management bodies during fiscal 2003 received remuneration from International Financial Group Inc. The aggregate remuneration paid by us to such persons was approximately $175,490 but does not include amounts expended by personnel for travel or other fringe benefits.

Subsequently Mr. Lohry resigned from the Board of Directors in June 2004.

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

Employees
---------

As of July 31, 2003, we employed on a full-time basis approximately four persons located in the Caribbean.

As of July 31, 2002, we employed on a full-time basis approximately seven persons with five located in Caribbean and two in North America.

As of July 31, 2001, we employed on a full-time basis approximately fourteen persons with seven located in Caribbean and seven in North America.



--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 19

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Share Ownership
---------------

SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

As of the date of this annual return, the aggregate number of our voting ordinary shares beneficially owned by our director, senior managers and certain key employees was 13,250,000 shares. This number includes 13,000,000 voting ordinary shares (61.48% of the ordinary shares) held by IFG World Holdings Inc, which is owned by IFG World Holding Trust to which Mr. Daniel MacMullin is the sole beneficiary. Mr. MacMullin is a Director and President of International Financial Group. In addition Sound Refuge Trust holds 250,000 voting ordinary shares, a trust established for a former Director and former executive officer of the company and his family.

Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

International Financial Group Inc. has no stock option plan as of the date of this annual return.

Item 7.  Major Shareholders and Related Party Transactions
----------------------------------------------------------

Our voting ordinary shares are owned 61.48% by IFG World Holdings Inc. with the remaining 1.18% by Sound Refuge Trust and 37.34% by the minority shareholders.

As a result of the concentration of ownership of our voting ordinary shares, IFG World Holdings Inc. will be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

The following table sets forth-specified information with respect to the beneficial ownership as of January 31, 2004 of the person known by us to be the beneficial owner of our outstanding voting ordinary shares.

This control may have the effect of delaying or preventing a change in control of International Financial Group Inc.

                                                 Number of shares                       Percentage of shares
                                                Beneficially owned                       Beneficially owned

Shareholder                    Outstanding Shares    Right to Acquire   Total Number    Before Offering
-----------                    ------------------    ----------------   ------------    ---------------

IFG World Holdings Inc. (1)         13,000,000             nil           13,000,000            61.48

Sound Refuge Trust (2)                 250,000             nil              250,000             1.18

Minority Shareholders               7, 896,500             nil            7,896,500            37.34

(1) IFG World Holdings Inc. is owned by IFG World Holdings Trust of which Mr. Daniel MacMullin, President and Director of International Financial Group Inc., is the sole beneficiary.
(2) The beneficial owners of Sound Refuge Trust are Dr. James Stephenson, his wife and two sons.






--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 20

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Item 8.  Financial Information
------------------------------

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





--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 21

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Item 9.  The Offer and Listing
------------------------------

Our ordinary shares have never been quoted on any exchange or quotation service.

Item 10.  Additional Information
--------------------------------

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


Voting Rights (Articles 61-69)


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 22

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 23

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 24

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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

Material Contracts
------------------

In the past four years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

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




--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 25

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


We will assume, for purposes of this discussion, that you are an Unconnected U.S. Shareholder. The tax consequences of a purchase of ordinary shares (i.e. common shares) by persons who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed in this section.

This discussion is based upon:

     o the current provisions of the Internal Revenue Code and regulations under the Internal Revenue Code;
     o the administrative policies published by the U.S. Internal Revenue Service; and
     o    judicial decisions

all of which are subject to change either prospectively or retroactively. We do not discuss the potential effects of any recently proposed legislation in the United States and do not take into account the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

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


--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 26

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


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




--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 27

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


In addition, special rules apply if we qualify as both a passive foreign investment company and a "controlled foreign corporation," as defined below, and an Unconnected U.S. Shareholder owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares entitled to vote.

We believe that we will not be a passive foreign investment company for the current fiscal year and we do not expect to become a passive foreign investment company in future years. You should be aware, however, that if we are or become a passive foreign investment company we may not be able to satisfy record-keeping requirements that would permit you to make a qualified electing fund election. You should consult your tax advisor with respect to how the passive foreign investment company rules affect your tax situation, including the advisability of making an election to treat us as a qualified electing fund or making a mark to market election.

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

Documents On Display
--------------------

Documents which are referred to in this annual return and that are not confidential to our company, all of which are or will be in effect may be obtained and/or reviewed at our offices by contacting Ms. Catherine Rublack at crublack@ifgnevis.com or 869-469-7040 or 869-469-7041. We may require a prospective investor's prior execution of confidentiality and nondisclosure agreements before accessing certain of our documents.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk
-------------------------------------------------------------------

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

Item 12.  Description of Securities other than Equity Securities
----------------------------------------------------------------

     Not applicable.


PART II
-------

Item 13.  Defaults, Dividend Arrearages and Delinquencies
---------------------------------------------------------

     Not applicable.




--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 28

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


Item 14.  Material  Modifications  to the Rights of Security  Holders and Use of
--------------------------------------------------------------------------------
Proceeds
--------

     Not applicable.


PART III
--------

Item 17.  Financial Statements
------------------------------

     Not applicable.

Item 18.  Financial Statements
------------------------------

FINANCIAL STATEMENTS AND SCHEDULE
---------------------------------

The following Consolidated Financial Statements and Financial Statement Schedule are included at the end of this report:

     FINANCIAL STATEMENTS
     --------------------

     o    Report of Independent Auditors
     o    Consolidated Balance Sheets as of July 31,2003, 2002 and 2001
     o Consolidated Statements of Operations for the years ended July 31, 2003, July 31, 2002 and July 31, 2001
     o Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended July 31, 2003, July 31, 2002 and July 31, 2001.
     o Consolidated Statements of Cash Flows for the years ended July 31, 2003, July 31, 2002 and July 31, 2001.
     o    Notes to Consolidated Financial Statements

Item 19.  Exhibits
------------------

10.1      Consent of Miller & McCollom dated January 7, 2005.
31.1 Certification pursuant to 8 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                                   SIGNATURES
                                   ----------

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       INTERNATIONAL FINANCIAL GROUP INC.
                                       ----------------------------------


                                        /s/ Daniel MacMullin
                                       ---------------------
                                       Daniel MacMullin - President and Director
                                       Authorized U.S. Representative



Date: January 7, 2005









--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 29

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


                                 CERTIFICATIONS

I, Daniel MacMullin, certify that:

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

4. As the registrant's certifying officer I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

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

Date: January 7, 2005



/s/ Daniel MacMullin

Chairman and Chief Executive Officer







--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 30

                       International Financial Group, Inc.
--------------------------------------------------------------------------------


I, Daniel MacMullin, certify that:

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

Date: January 7, 2005


/s/ Daniel MacMullin

President,
Chief Financial Officer









--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 31

FINANCIAL STATEMENTS
--------------------


                       INTERNATIONAL FINANCIAL GROUP, INC.

                   INDEX TO CONSOLIDATED FINANICAL STATEMENTS

                                      With

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



                                                                     Page

Report of Independent Registered Public Accounting Firm              F-1

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

         Statements of Operations                                    F-3

         Statements of Shareholders' Equity                          F-4

         Statements of Cash Flows                                    F-5

         Notes to Financial Statements                               F-6 to F11


























--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 32

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


Board of Directors
International Financial Group, Inc.

     We have audited the accompanying balance sheets of International Financial Group, Inc. as of July 31, 2003, July 31, 2002, and July 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the years ended July 31, 2003 and 2002,. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Financial Group, Inc. as of July 31, 2003 and 2002 and the results of its operations, its stockholders' equity, and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.


/s/ Miller and McCollom

MILLER AND MCCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
January 7, 2005









--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 33

                       INTERNATIONAL FINANCIAL GROUP, INC.

                           Consolidated Balance Sheets
                           ---------------------------

                                                           July 31, 2003       July 31, 2002
                                                          ----------------    ----------------
                                     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                              $       490,804     $       364,659
   Accounts receivable, net of $23,711 allowance for
     doubtful accounts for 2002                                    27,140              22,521
   Loan receivable, employee                                            0               5,000
   Prepaid expenses and deposits                                    6,729              11,175
                                                          ----------------    ----------------
         Total current assets                                     524,673             403,355

PROPERTY AND EQUIPMENT:
   Office furniture and equipment                                  34,127              34,128
   Computer equipment and software                                 76,255              75,292
                                                          ----------------    ----------------
         Total property and equipment                             110,382             109,420
   Less accumulated depreciation                                  (62,453)            (43,305)
                                                          ----------------    ----------------
         Net property and equipment                                47,929              66,115

OTHER ASSETS:
   Investments                                                          0              25,000
   Intangible asset                                                     0              20,000
   Loan receivable from parent                                         --                  --
                                                          ----------------    ----------------
Total assets                                              $       572,602     $       514,470
                                                          ================    ================

                       LIABILITIES AND SHARHOLDERS' EQUITY

CURRENT LIABILTIES:
   Accounts payable and accrued expenses                  $        31,254     $        35,621
   Customer deposits                                              463,132             260,861
                                                          ----------------    ----------------
         Total current liabilities                                494,387             296,482

SHAREHOLDERS' EQUITY:
   Common stock 50,000,000 shares of $0.001
     par value authorized; 21,146,500 and 20,250,000
     issued and outstanding at July 31, 2002 and 2001              21,146              21,146
   Additional paid-in capital                                   2,241,004           2,231,004
   Deficit accumulated                                         (2,183,935)         (2,034,162)
                                                          ----------------    ----------------
         Total shareholders' equity                                78,215             217,988
                                                          ----------------    ----------------
Total liabilities and shareholders' equity                $       572,602     $        514,470
                                                          ================    ================











              The accompanying notes to financial statements are an
                        integral part of this statement.

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 34

                       INTERNATIONAL FINANCIAL GROUP, INC.

                      Consolidated Statements of Operations
                      -------------------------------------


                                             Years Ended July 31,
                                     ------------------------------------
                                           2003                2002
                                     ----------------    ----------------

INCOME                               $       451,880     $       395,260

COST OF SALES                                105,618             112,238
                                     ----------------    ----------------
         Gross profit                        342,262             283,022

EXPENSES:
   Legal and professional fees                51,939              70,560
   Salaries and consulting fees              175,490             282,655
   Depreciation                               19,148              22,260
   Other administrative expenses             257,807             417,757
                                     ----------------    ----------------
         Total expenses                      503,985             793,232
                                     ----------------    ----------------

NET (LOSS) FROM OPERATIONS                  (157,723)           (510,210)

OTHER INCOME (EXPENSE):
   Interest revenue                            7,950              14,586
   Loss on sale of assets                         --                  --
                                     ----------------    ----------------

NET LOSS                             $      (149,773)    $      (495,624)
                                     ================    ================

Net (loss) per common share          $          (.02)    $          (.02)
                                     ================    ================

Weighted average
   shares outstanding                     21,146,500          20,632,542










              The accompanying notes to financial statements are an
                        integral part of this statement.

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 35

                       INTERNATIONAL FINANCIAL GROUP, INC.

                 Consolidated Statement of Shareholders' Equity
                 ----------------------------------------------


                               Common          Common      Contributed    Subscription    Accumulated     Shareholders'
                               Shares          Stock         Surplus       Receivable       Deficit          Equity
                            -------------   ------------   ------------   ------------   --------------   -------------
Balance July 31, 2001         20,250,000    $    20,250    $ 2,142,250    $        --    $  (1,538,538)   $    623,962
                            -------------   ------------   ------------   ------------   --------------   -------------
Stock issued under
   private placement             896,500            896         88,754             --               --          89,650

Net loss for the year
   ended July 31, 2002                --             --             --             --         (495,624)       (495,624)
                            -------------   ------------   ------------   ------------   --------------   -------------
Balance July 31, 2002         21,146,500    $    21,146    $ 2,231,004    $        --    $  (2,034,162)   $    217,988
                            =============   ============   ============   ============   ==============   =============
Stock issued under
   private placement                   0              0         10,000             --               --          10,000
                            =============   ============   ============   ============   ==============   =============
Net loss for the year
   ended July 31, 2003                --             --             --             --         (149,773)       (149,773)
                            =============   ============   ============   ============   ==============   =============
Balance July 31, 2003         21,146,500    $    21,146    $ 2,241,004    $        --    $  (2,183,935)   $     78,215
                            =============   ============   ============   ============   ==============   =============






              The accompanying notes to financial statements are an
                        integral part of this statement.

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 36

                       INTERNATIONAL FINANCIAL GROUP, INC.

                      Consolidated Statement of Cash Flows
                      ------------------------------------


                                                   Year Ended          Year Ended
                                                 July 31, 2003       July 31, 2002
                                                ----------------    ----------------

Cash Flows from Operating Activities:
   Net loss                                     $      (149,773)    $      (495,624)
     Adjustments to reconcile net loss to
      net cash used in operating activities
       Depreciation                                      19,148              22,260
       Allowance for doubtful accounts                   (9,019)            148,711
       Revenue paid in stock                             25,000             (25,000)
     Net change in operating assets and
      liabilities -
       Restricted cash                                       --                  --
       Accounts receivable                                9,400              (7,748)
       Prepaid expense                                    4,446              34,520
       Accounts payable and accrued
        expense                                         197,906             215,247
                                                ----------------    ----------------

Net cash (used) by operating activities                  97,108            (107,634)

Cash flows from investing activities:
   Loan receivable from related parties                      --                  --
   Purchase of intangible asset                          20,000                  --
   Purchase of property and equipment                      (962)               (241)
   Sale of property and equipment                            --                  --
                                                ----------------    ----------------

Net cash (used) by investing activities                  19,038                (241)

Cash flows from financing activities:
   Proceeds from sale of common stock                    10,000              89,650
                                                ----------------    ----------------

Net cash provided by financing activities                10,000              89,650
                                                ----------------    ----------------

Net increase (decrease) in cash                         126,145             (18,225)

Cash, beginning of period                               364,659             382,884
                                                ----------------    ----------------

Cash, end of period                             $       490,804     $       364,659
                                                ================    ================

Supplemental cash flow information:
   Interest paid                                $            --     $            --
   Income taxes paid                            $            --     $            --








              The accompanying notes to financial statements are an
                        integral part of this statement.

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 37

                       INTERNATIONAL FINANCIAL GROUP, INC.

                        Notes to the Financial Statements
--------------------------------------------------------------------------------


1.   Incorporation and Background Information
---------------------------------------------

International Financial Group, Inc. (the "Company"), was registered as an exempt company in the Cayman Islands on July 14, 1997, under the name The Caledonian 500 Index Fund. On March 13, 2000, the Company changed its name to INTERNET FINANCIAL GROUP, INC. On May 29, 2000, the Company changed its name to ifg.com, Inc. On March 7, 2001, the Company changed its name to International Financial Group, Inc. The Company is 61.48 % owned by IFG World Holdings Inc., which is a wholly owned by IFG World Holdings Trust. The Company was established to act as a holding corporation for its operating subsidiaries carrying on business in the Cayman Islands, Nevis and other offshore jurisdictions.

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

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 38

                       INTERNATIONAL FINANCIAL GROUP, INC.

                        Notes to the Financial Statements
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 39

                       INTERNATIONAL FINANCIAL GROUP, INC.

                        Notes to the Financial Statements
--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 40

                       INTERNATIONAL FINANCIAL GROUP, INC.

                        Notes to the Financial Statements
--------------------------------------------------------------------------------


3.   Investments
----------------

The company has an investment in Gravity Spin, Inc, a non-publicly traded company. The stock is classified as a non-marketable security. The investment is valued at cost, which does not exceed net realizable value.

4.   Related Party Transactions
-------------------------------

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

In addition, there were payments made by the Company on behalf of IFG World Holdings Inc. from inception totaling $175,731 representing an agreement with the Company and IFG World Holdings, Inc to repay a director monies he lent to IFG World Holdings Inc., which was used to initially capitalize the Company.

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 41

                       INTERNATIONAL FINANCIAL GROUP, INC.

                        Notes to the Financial Statements
--------------------------------------------------------------------------------


A key employee, an officer, received a loan of $5,000 in July 2002. This loan amount was repaid in full during August 2002.

5.   Common Stock
-----------------

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

6.   Website
------------

The Company purchased the Uniform Resource Locator (URL) www.ifg.com for its sole use in May 2000. A URL specifies the location of a resource residing on the Internet The URL was disposed of during 2003.

Fixed Assets
------------

The Company has purchased computer and other ancillary equipment and certain furniture and fixtures. Depreciation is recorded in accordance with the policy described in Note 2.

7.   Risks and Uncertainties
----------------------------

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

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 42

                       INTERNATIONAL FINANCIAL GROUP, INC.

                        Notes to the Financial Statements
--------------------------------------------------------------------------------


Demand for the Company's trust and corporate products is dependent on economic conditions and the legal environment in which the products are created and maintained. These conditions are subject to change.

The Company maintains cash balances in banks outside the United States that are not FDIC insured.

8.   Income Taxes
-----------------

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

9.  Commitments and Contingencies
---------------------------------

The Company and its subsidiaries have presently one office lease. The lease is for a one-year terms with renewable one-year terms. Future base rent commitments for the year ending July 31, 2003 is $32,400.

The Company has a contractual arrangement whereby it purchased a client list and has agreed to pay 50% of the net proceeds from revenues generated from renewals associated with these clients. During the year ended July 31, 2003, the company paid $4,000 under this agreement. Future payments due under this agreement cannot be determined.

--------------------------------------------------------------------------------
July 31, 2003                     Annual Report                         Page 43